Exhibit 2.1

Execution Version

AGREEMENT AND PLAN OF MERGER

by and among

SKILLSOFT CORP.,

SKILLSOFT FINANCE II, INC.,

SKILLSOFT NEWCO I, INC.,

SKILLSOFT NEWCO II, LLC,

RYZAC, INC.

and

FORTIS ADVISORS LLC,
solely in its capacity as the Securityholder Representative

Dated as of December 22, 2021

5.18	Environmental, Health and Safety Matters	64
5.19	Absence of Certain Changes	65
5.20	Material Customers; Material Suppliers	65
5.21	No Brokers	66
5.22	Directors and Officers	66
5.23	Affiliate Transactions	66
5.24	State Takeover Statutes	66
5.25	Allocation Schedule	66
5.26	Independent Investigation; No Reliance	66

Article VI	REPRESENTATIONS AND WARRANTIES OF PARENT, BORROWER, MERGER SUB I AND MERGER SUB II	67
6.1	Organization and Standing	67
6.2	Capitalization	68
6.3	Authority, Validity and Effect	69
6.4	No Conflict; Required Filings and Consents	70
6.5	Independent Investigation; No Reliance	71
6.6	Financing	72
6.7	Legal Proceedings	72
6.8	No Brokers	72
6.9	SEC Filings; Financial Statements	73
6.10	Compliance with Law	74
6.11	Absence of Certain Changes	74
6.12	Ownership of Merger Subs; No Prior Activities	74
6.13	Parent Listing	75
6.14	Information Supplied	75

Article VII	COVENANTS AND AGREEMENTS	75
7.1	Interim Operations of the Company	75
7.2	Interim Operations of Parent	80
7.3	Reasonable Access; Confidentiality	81
7.4	Publicity	81
7.5	Records	82
7.6	D&O Indemnification	82
7.7	Reasonable Best Efforts; Cooperation	84
7.8	Competition Filings	85
7.9	Exclusivity	86
7.10	Employee Matters	87
7.11	Company Stockholder Approval; Stockholder Notice	89
7.12	Change of Name	89
7.13	Termination of Affiliate Transactions; Other Arrangements	90
7.14	Financing and Financing Cooperation	90
7.15	Proxy Statement	94
7.16	Parent Special Meeting	96
7.17	R&W Insurance Policy	97
7.18	NYSE Listing	97
7.19	Registration Rights Agreement	97

7.20	Financial Statements	97
7.21	Undertaking	97
7.22	CFIUS	97
7.23	Tech E&O Policy	99
7.24	Preemptive Rights	99

Article VIII	CONDITIONS TO CLOSING	99
8.1	Conditions to Obligations of the Company	99
8.2	Conditions to Obligations of Parent, Borrower, Merger Sub I and Merger Sub II	100
8.3	Frustration of Closing Conditions	101

Article IX	TERMINATION OF AGREEMENT	101
9.1	Termination	101
9.2	Effect of Termination	103

Article X	REMEDIES AND RELEASE	103
10.1	Survival	103
10.2	Company Agreement to Indemnify	104
10.3	Limitations	105
10.4	Notice of Claim	106
10.5	Defense of Third-Party Claims	107
10.6	Contents of Notice of Claim	108
10.7	Resolution of Notice of Claim	108
10.8	Release of Remaining Indemnification Escrow Account	109
10.9	Payment Conditions	110
10.10	Tax Consequences of Indemnification Payments	110
10.11	No Right of Contribution	110
10.12	Exclusive Remedy	110

Article XI	TAX MATTERS	111
11.1	Transfer Taxes	111
11.2	Termination of Tax-Sharing Agreements	111
11.3	Treatment of Certain Payments	111
11.4	Tax Returns	111
11.5	Post-Closing Actions	111
11.6	Cooperation and Tax Consents	112
11.7	Tax Treatment of the Mergers	112

Article XII	MISCELLANEOUS AND GENERAL	113
12.1	Securityholder Representative	113
12.2	Expenses	116
12.3	Successors and Assigns	116
12.4	Third Party Beneficiaries	116
12.5	Further Assurances	116
12.6	Notices	117
12.7	Captions	117

12.8	Amendment; Waiver	118
12.9	Governing Law	118
12.10	Consent to Jurisdiction and Service of Process	118
12.11	Waiver of Jury Trial	118
12.12	Severability	118
12.13	Construction	119
12.14	Counterparts; Electronic Transmission	119
12.15	Complete Agreement	119
12.16	Specific Performance	119
12.17	Financing Parties	120
12.18	Waiver of Conflicts Regarding Representations; Non-Assertion of Attorney-Client Privilege	121
12.19	No Recourse	122
12.20	Disclosure Letters and Exhibits	123

EXHIBITS

Exhibit A – Form of Accredited Investor Questionnaire

Exhibit B – Form of Registration Rights Agreement

AGREEMENT AND PLAN OF MERGER

THIS AGREEMENT AND PLAN OF MERGER (this “Agreement”) is made as of December 22, 2021, by and among Skillsoft Corp., a Delaware corporation (“Parent”), Skillsoft Finance II, Inc., a Delaware corporation and indirect wholly-owned subsidiary of Parent (“Borrower”), Skillsoft Newco I, Inc., a Delaware corporation and direct wholly-owned subsidiary of Borrower (“Merger Sub I”), Skillsoft Newco II, LLC, a Delaware limited liability company and direct wholly-owned subsidiary of Borrower (“Merger Sub II” and, together with Merger Sub I, the “Merger Subs”), Ryzac, Inc., a Delaware corporation (the “Company”), and Fortis Advisors LLC, a Delaware limited liability company (the “Securityholder Representative”), solely in its capacity as the representative of the Company Equity Holders. Each of the Company, Parent, Borrower, Merger Sub I, Merger Sub II and the Securityholder Representative shall individually be referred to herein as a “Party” and, collectively, the “Parties”. Terms used in this Agreement that are capitalized and not otherwise defined in context have the meanings set forth or cross-referenced in Article I.

RECITALS

WHEREAS, upon the terms and subject to the conditions of this Agreement and in accordance with the General Corporation Law of the State of Delaware (the “DGCL”) and the General Limited Liability Company Act of the State of Delaware (“DLLCA”) and other applicable Law, the Parties intend to enter into a transaction by which: (a) Merger Sub I will merge with and into the Company (the “First Merger”), with the Company being the surviving corporation of the First Merger; and (b) immediately following the First Merger and as part of the same overall transaction as the First Merger, the Initial Surviving Company will merge with and into Merger Sub II (the “Second Merger” and, together with the First Merger, the “Mergers”), with Merger Sub II being the surviving company of the Second Merger;

WHEREAS, the board of directors of the Company (the “Company Board”) has unanimously: (a) determined that it is in the best interests of the Company and the Preferred Stockholders and the Common Stockholders, and declared it advisable, to enter into this Agreement providing for the Mergers in accordance with the DGCL and DLLCA, as applicable; (b) approved this Agreement and the transactions contemplated hereby, including the Mergers in accordance with the DGCL and DLLCA, as applicable, on the terms and subject to the conditions of this Agreement; and (c) adopted a resolution recommending the plan of merger set forth in this Agreement be adopted by the requisite stockholders of the Company in accordance with the Company’s Organizational Documents;

WHEREAS, within forty-eight (48) hours after the execution and delivery of this Agreement, the Company shall deliver to Parent the Company Written Consent; and

WHEREAS, the board of directors of Parent (the “Parent Board”) has: (a) determined that it is in the best interests of Parent and the stockholders of Parent, and declared it advisable, to enter into this Agreement providing for the Mergers in accordance with the DGCL and DLLCA, as applicable; (b) approved this Agreement and the transactions contemplated by this Agreement, including the Mergers in accordance with the DGCL and DLLCA, as applicable, on the terms and subject to the conditions of this Agreement; and (c) adopted a resolution recommending the issuance of shares in the First Merger be approved by the stockholders of Parent in accordance with the requirements of Rule 312.03 in the New York Stock Exchange Listed Company Manual (the “Parent Recommendation”).

NOW, THEREFORE, in consideration of the foregoing and the respective representations, warranties, covenants and agreements set forth herein, and subject to the terms and conditions set forth herein, the Parties hereby agree as follows:

Article I
DEFINITIONS

For purposes of this Agreement:

“2021 Audited Financial Statements” has the meaning set forth in Section 7.20.

“Accredited Investor” means a Company Equity Holder who either: (i) completes and delivers to Parent prior to the Closing Date an Accredited Investor Questionnaire certifying that such Company Equity Holder is an “accredited investor” as set forth therein; or (ii) is determined in good faith by Parent on the basis of the Accredited Investor Questionnaires and other available information to be an “accredited investor” as such term is defined in Rule 501(a) under the Securities Act, whether or not such Company Equity Holder completes and delivers an Accredited Investor Questionnaire.

“Accredited Investor Questionnaire” means an accredited investor questionnaire in substantially the form attached hereto as Exhibit A.

“Action” means any suit, legal proceeding, enforcement proceeding, arbitration proceeding, hearing, litigation, investigation or other proceeding, whether civil, criminal or administrative, at law or in equity, by or before any Governmental Authority.

“Adjusted Cash Consideration” means the Adjusted Total Consideration Value multiplied by the Cash Percentage.

“Adjusted Fully Diluted Shares (Pro Rata Holders)” means the sum of (i) the aggregate number of shares of Common Stock outstanding immediately prior to the Effective Time that are held by the Pro Rata Holders, (ii) the aggregate number of shares of Common Stock which the holders of Preferred Stock outstanding immediately prior to the Effective Time that are held by the Pro Rata Holders would be entitled to receive upon the conversion of such shares at such time, and (iii) the aggregate number of shares of Common Stock subject to issuance pursuant to Vested Options outstanding immediately prior to the Effective Time that are held by the Pro Rata Holders.

“Adjusted Share Consideration” means the number of shares of Parent Common Stock determined by dividing (a) the Adjusted Share Consideration Value by (b) the Collared Stock Price.

“Adjusted Share Consideration Value” means the Adjusted Total Consideration Value multiplied by the Share Percentage.

“Adjusted Total Consideration Value” means (a) the Base Cash Consideration, plus (b) the Base Share Consideration Value, minus (c) the Estimated Closing Indebtedness, minus (d) the Estimated Transaction Expenses, minus (e) the Estimated Closing Net Working Capital Shortfall, plus (f) the Estimated Closing Net Working Capital Excess, minus (g) the Estimated Closing Cash Shortfall, plus (h) the Estimated Closing Cash Excess.

“Adjustment Escrow Account” means the account designated by the Escrow Agent into which the Adjustment Escrow Amount is to be deposited pursuant to Section 4.2(ii).

“Adjustment Escrow Amount” means $500,000.

“Adjustment Escrow Cash” the aggregate cash amount comprising the Adjustment Escrow Contribution Amounts of all Company Equity Holders.

“Adjustment Escrow Contribution Amount” means, as to a given Company Equity Holder, the following: (i) in the case such Company Equity Holder is a Non-Accredited Investor, a cash amount equal to the amount determined by multiplying (A) the Adjustment Escrow Amount by (B) such Company Equity Holder’s Applicable Percentage; (ii) in the case such Company Equity Holder is a Share-Only Holder, the number of shares of Parent Common Stock determined by dividing (A) the amount determined by multiplying (I) the Adjustment Escrow Amount by (II) such Company Equity Holder’s Applicable Percentage by (B) the Collared Stock Price; and (iii) in the case such Company Equity Holder is a Pro Rata Holder, (A) a cash amount equal to the amount determined by multiplying (I) the Adjustment Escrow Amount by (II) such Company Equity Holder’s Applicable Percentage by (III) the Pro Rata Holders Cash Percentage and (B) the number of shares of Parent Common Stock determined by dividing (I) the amount determined by multiplying (x) the Adjustment Escrow Amount by (y) such Company Equity Holder’s Applicable Percentage by (z) the Pro Rata Holders Share Percentage by (II) the Collared Stock Price.

“Adjustment Escrow Shares” means the aggregate number of shares of Parent Common Stock comprising the Adjustment Escrow Contribution Amounts of all Company Equity Holders.

“Adjustment Resolution Period” has the meaning set forth in Section 3.5(c).

“Adjustment Review Period” has the meaning set forth in Section 3.5(c).

“Affiliate” means, with respect to any Person, any other Person that directly or indirectly controls, is controlled by or is under common control with such first Person.

“Affiliate Agreement” has the meaning set forth in Section 5.23.

“Aggregate Consideration” means the Adjusted Cash Consideration plus the Adjusted Share Consideration.

“Aggregate Exercise Price” means the sum of (a) the Aggregate Exercise Price (Vested Options) plus (b) the Aggregate Exercise Price (Unvested Options).

“Aggregate Exercise Price (Pro Rata Holder-Vested Options-Cash Percentage)” means the amount determined by multiplying (a) the Aggregate Exercise Price (Pro Rata Holder-Vested Options) by (b) the Cash Percentage.

“Aggregate Exercise Price (Pro Rata Holder-Vested Options-Share Percentage)” means the number of shares of Parent Common Stock determined by dividing (i) the product of (A) the Aggregate Exercise Price (Pro Rata Holder-Vested Options) multiplied by (B) the Share Percentage by (ii) the Collared Stock Price.

“Aggregate Exercise Price (Pro Rata Holder-Vested Options)” means the sum of the exercise prices payable upon exercise in full of all Vested Options held by the Pro Rata Holders that are issued and outstanding as of immediately prior to the Effective Time.

“Aggregate Exercise Price (Unvested Options)” means the sum of the exercise prices payable upon exercise in full of all Unvested Options issued and outstanding as of immediately prior to the Effective Time.

“Aggregate Exercise Price (Vested Options)” means the sum of the exercise prices payable upon exercise in full of all Vested Options issued and outstanding as of immediately prior to the Effective Time.

“Aggregate Non-Accredited Investor Cash Amount” means the sum of the Non-Accredited Investor Cash Share Allocations and the Non-Accredited Investor Cash Option Allocations of all Non-Accredited Investors.

“Aggregate Pro Rata Holder Cash Amount” means (a) the Adjusted Cash Consideration, plus (b) the Aggregate Exercise Price (Pro Rata Holder-Vested Options-Cash Percentage), minus (c) the Aggregate Non-Accredited Investor Cash Amount.

“Aggregate Pro Rata Holder Share Amount” means (a) the Adjusted Share Consideration, plus (b) the Aggregate Exercise Price (Pro Rata Holder-Vested Options-Share Percentage), minus (c) the Aggregate Share-Only Holder Share Amount, minus (d) the Aggregate Unvested Options/Unvested RSUs Share Amount.

“Aggregate Share-Only Holder Share Amount” means the sum of the Share-Only Holders Share Allocations of all Share-Only Holders.

“Aggregate Unvested Options/Unvested RSUs Share Amount” means the sum of (a) the Unvested Options Share Amounts of all Non-Accredited Investors that are Continuing Employees and Pro Rata Holders plus (b) the Unvested RSUs Share Amounts of all Pro Rata Holders.

“Agreement” has the meaning set forth in the preamble.

“Allocation Schedule” has the meaning set forth in Section 3.9(a).

“Alternate Financing” has the meaning set forth in Section 7.14(a).

“Alternative Proposal” has the meaning set forth in Section 7.9.

“Applicable Competition Laws” has the meaning set forth in Section 7.8(a).

“Applicable Percentage” means, for each Company Equity Holder, the percentage determined by dividing (a) the total value (based on the Collared Stock Price in the case of shares of Parent Common Stock) of the cash and shares of Parent Common Stock payable and issuable to such Company Equity Holder pursuant to Section 3.1 in exchange for such Company Equity Holder’s Common Stock, Preferred Stock and Vested Options, in each case prior to deducting such Company Equity Holder’s Adjustment Escrow Contribution Amount, Indemnification Escrow Contribution Amount and Representative Holdback Contribution Amount (for such Company Equity Holder, his, her or its “Applicable Total Value Allocation”) by (B) the sum of Applicable Total Value Allocations of all Company Equity Holders holding Common Stock, Preferred Stock and Vested Options.

“Base Cash Consideration” means $204,943,210.

“Base Share Consideration Value” means $320,056,790.

“Bonus Payments” means any and all sale bonuses, transaction bonuses, change-of-control, severance or retention payments or similar amounts payable to employees of the Company, in each case, to the extent triggered in connection with the consummation of the transactions contemplated hereby (and not as a result of a “double trigger” provision where the Merger is one such trigger and the termination of employment is the second trigger) or the entry into or adoption of this Agreement; provided, that the forgoing payments that are arranged by Parent or any of its Affiliates following the Closing shall not be deemed a Bonus Payment.

“Borrower” has the meaning set forth in the preamble.

“Borrower Common Stock” has the meaning set forth in Section 6.2(b).

“Business Day” means any day other than a Saturday, a Sunday or any other day on which the Federal Reserve Bank of New York is closed.

“Canceled Shares” has the meaning set forth in Section 3.1(b).

“CARES Act” means the Coronavirus Aid, Relief, and Economic Security Act, Pub. L. 116-136 (03/27/2020), and applicable rules and regulations.

“Cash and Cash Equivalents” means, as of the date in question, all cash and cash equivalents of any kind of the Company (including marketable securities, money market instruments, corporate and municipal bonds, commercial paper, certificates of deposit and other bank deposits, treasury bills, short term investments, money market funds and credit card receivables), in each case, on a consolidated basis calculated consistently with the Company Financial Statements. For the avoidance of doubt, “Cash and Cash Equivalents” shall be (i) reduced by (A) any checks or electronic transfers issued by the Company but not yet cleared and (B) restricted cash, and (ii) increased by (x) any checks or electronic transfers issued to any the Company but not yet cleared, and (y) without duplication, any deposits of cash received and available for deposit, in each case of the foregoing clauses (i) and (ii), as of such time of determination.

“Cash Percentage” means the percentage determined by dividing (i) the Base Cash Consideration by (ii) the sum of (A) the Base Cash Consideration plus (B) the Base Share Consideration Value.

“Certificate” means a stock certificate that, immediately prior to the Effective Time, represents shares of Common Stock.

“CFIUS” means the Committee on Foreign Investment in the United States.

“CFIUS Clearance” means that any of the following shall have occurred: (i) CFIUS has informed the Parties that the Transactions do not constitute a “covered transaction” under the DPA; (ii) the Parties have received written notice from CFIUS that there are no unresolved national security concerns and all action under the DPA is concluded with respect to the Transactions; (iii) the Parties have submitted a declaration to CFIUS and CFIUS is not able to conclude its assessment of the transactions contemplated by this Agreement but CFIUS has not requested that the Parties submit a joint voluntary notice to CFIUS in connection thereto or initiated a unilateral review thereof; or (iv) if CFIUS shall have sent a report to the President of the United States requesting the President’s decision under the DPA, either: (A) the period under the DPA during which the President may announce his decision to take action to suspend, prohibit or place any limitation on the Transactions shall have expired without any such action being threatened, announced or taken; or (B) the President shall have announced a decision not to take any action to suspend, prohibit, or place any limitations on the Transactions.

“CFIUS Declaration” means a declaration with respect to the Transactions prepared by the Parties and submitted to CFIUS in accordance with the requirements of the DPA.

“CFIUS Notice” means a joint voluntary notice with respect to the Transactions prepared by the Parties and submitted to CFIUS in accordance with the requirements of the DPA.

“CFIUS Turndown” means (a) the President of the United States has issued an order suspending or prohibiting the Transactions, (b) CFIUS has notified the Parties, orally or in writing, that CFIUS intends to send a report to the President of the United States recommending that he act to suspend or prohibit the Transactions, or (c) CFIUS has notified the Parties, orally or in writing, that it is unable to remediate, mitigate or address national security concerns identified through the CFIUS Clearance process.

“Claim” has the meaning set forth in Section 10.4(a).

“Closing” has the meaning set forth in Section 4.1.

“Closing Cash” means the Cash and Cash Equivalents as of immediately prior to the Closing.

“Closing Cash Excess” means the amount, if any, by which the Closing Cash exceeds the Target Closing Cash Amount.

“Closing Cash Shortfall” means the amount, if any, by which the Target Closing Cash Amount exceeds the Closing Cash.

“Closing Date” has the meaning set forth in Section 4.1.

“Closing Net Working Capital” means Net Working Capital as of immediately prior to the Closing.

“Closing Net Working Capital Excess” means the amount, if any, by which the Closing Net Working Capital exceeds the Target Net Working Capital Amount.

“Closing Net Working Capital Shortfall” means the amount, if any, by which the Target Net Working Capital Amount exceeds the Closing Net Working Capital.

“Closing Statement” has the meaning set forth in Section 3.5(b).

“Code” means the Internal Revenue Code of 1986, as amended.

“Collared Stock Price” means: (a) if the Parent Closing Average Price is equal to or less than 110% of the Parent Signing Average Price and equal to or greater than 90% of the Parent Signing Average Price, the Parent Closing Average Price; (b) if the Parent Closing Average Price is greater than 110% of the Parent Signing Average Price, 110% of the Parent Signing Average Price; and (c) if the Parent Closing Average Price is less than 90% of the Parent Signing Average Price, 90% of the Parent Signing Average Price.

“Commitment Letter” has the meaning set forth in Section 6.6.

“Common Stock” means the Company’s Common Stock, par value $0.00001.

“Common Stockholders” means the holders of shares of Common Stock.

“Company” has the meaning set forth in the preamble.

“Company 401(k) Plans” has the meaning set forth in Section 7.10(d).

“Company Audited Financial Statements” has the meaning set forth in Section 5.5(a).

“Company Board” has the meaning set forth in the Recitals.

“Company Capitalization Date” has the meaning set forth in Section 5.2(a).

“Company Disclosure Letter” has the meaning set forth in the preamble to Article V.

“Company Equity Holders” means, collectively, the Common Stockholders, the Preferred Stockholders, the Optionholders and the RSU Holders.

“Company Financial Statements” has the meaning set forth in Section 5.5(a).

“Company Interim Financial Statements” has the meaning set forth in Section 5.5(a).

“Company Policies” has the meaning set forth in Section 5.16.

“Company Registered Intellectual Property” means all issued Patents, pending Patent applications, Trademark registrations, applications for Trademark registration, Copyright registrations, applications for Copyright registration and Internet domain names, in each case included in the Owned Intellectual Property.

“Company Representation Indemnities” has the meaning set forth in Section 10.2(a).

“Company Stockholder Approval” has the meaning set forth in Section 7.11(a).

“Company Stock Plans” means the Ryzac, Inc. Amended and Restated 2011 Stock Plan.

“Company’s Knowledge” means the knowledge, after reasonable inquiry, of the individuals set forth on Section 1.1 of the Company Disclosure Letter.

“Company Written Consent” has the meaning set forth in Section 7.11(a).

“Competition Law” means the HSR Act (and any similar Law enforced by any Governmental Authority regarding pre-acquisition notifications for the purpose of competition reviews) and any other federal, state, local or non-United States statutes, rules, regulations, Orders, decrees, administrative or judicial doctrines or other Laws that are designed to prohibit, restrict or regulate actions having the purpose or effect of monopolization, lessening of competition or restraint of trade or lessening of competition through mergers or acquisitions or effectuating foreign investment.

“Competition Law Filings” has the meaning set forth in Section 7.8(a).

“Confidentiality Agreement” has the meaning set forth in Section 7.3(b).

“Consent” means any consent, approval, authorization, waiver, permit, filing, notice, report, registration or waiting period expiration or termination required to be obtained from, filed with or delivered to any Person in connection with the consummation of the transactions contemplated hereby.

“Contaminant” means any “back door,” “drop dead device,” “time bomb,” “Trojan horse,” “virus” or “worm” (as such terms are commonly understood in the software industry) or any other code that will cause any of the following functions: (a) disrupting, disabling, harming or otherwise impeding in any manner the operation of, or providing unauthorized access to, any Software, hardware or device (including any computer, tablet computer, handheld device, disk or storage device); (b) damaging or destroying any data or file without the user’s consent; or (c) sending information to the Company, or any other Person, without the user’s consent.

“Continuing Employee” has the meaning set forth in Section 7.10(a).

“Contracts” means all binding contracts, leases, licenses, notes, mortgages, indentures, commitments and other agreements, instruments or arrangements (in each case including any amendments and other modifications thereto, but excluding any purchase orders entered into in the ordinary course of business on the Company’s standard form), whether written or oral, to which the Company is a party or by which any asset or property of the Company is bound.

“Contested Claim” has the meaning set forth in Section 10.7.

“Controlled Group” means any trade or business (whether or not incorporated): (a) under common control within the meaning of Section 4001(b)(1) of ERISA with the Company, or (b) which together with the Company is treated as a single employer under Section 414(t) of the Code.

“Covenant Agreement” means that certain Restrictive Covenant Agreement by and between Zachary Sims and Parent, dated as of the date hereof.

“COVID-19” means SARS-CoV-2 or COVID-19 and any evolutions thereof.

“COVID-19 Measures” means any quarantine, “shelter in place”, “stay at home”, workforce reduction, social distancing, shut down, closure, sequester or any other Law, Order, Proceeding, directive, guidelines or recommendations by any Governmental Authority in connection with or in response to COVID-19, including, but not limited to, the CARES Act.

“D&O Indemnified Individuals” has the meaning set forth in Section 7.6(a).

“D&O Tail Policy” has the meaning set forth in Section 7.6(e).

“Damages” has the meaning set forth in Section 10.2.

“Deficiency Amount” has the meaning set forth in Section 3.5(f).

“Designated Person” has the meaning set forth in Section 12.18(a).

“Determination Date” has the meaning set forth in Section 3.5(d).

“DGCL” has the meaning set forth in the recitals.

“Dissenting Shares” has the meaning set forth in Section 3.2.

“DLLCA” has the meaning set forth in the recitals.

“DPA” means Section 721 of Title VII of the Defense Production Act of 1950, as amended, (codified at 50 U.S.C. § 4565) and the regulations promulgated thereunder, codified at 31 C.F.R. Parts 800 to 802.

“Effective Time” has the meaning set forth in Section 2.2(a).

“Employee Plans” means, collectively: (a) all “employee benefit plans,” as defined in Section 3(3) of ERISA; (b) all other employment, compensation, change in control, retention, severance pay, salary continuation, bonus, incentive or deferred compensation, stock option, retirement, pension, profit sharing, appreciation or phantom equity, or other equity-based, fringe benefit (other than de minimis perks), medical, dental, vision, disability, life insurance or other welfare plans, agreements, contracts, programs, policies, funds or arrangements of any kind; and (c) all other employee benefit plans, agreements, contracts, programs, policies, funds or arrangements in respect of any current or former employees, officers, directors or individual consultants of the Company, in each case, (i) that are sponsored, maintained, contributed to, or required to be contributed to, by the Company, or (ii) with respect to which the Company has or could reasonably be expected to have any actual or contingent liability.

“Environmental, Health and Safety Requirements” means any Law concerning or relating to worker/occupational health and safety, or pollution or protection of the environment, including those relating to the presence, use, manufacturing, refining, production, generation, handling, transportation, treatment, recycling, transfer, storage, disposal, distribution, importing, labeling, testing processing, discharge, release, threatened release, control or other action or failure to act involving cleanup of any hazardous materials, substances or wastes, chemical substances or mixtures, pesticides, pollutants, contaminants, toxic chemicals, petroleum products or byproducts, asbestos, polychlorinated biphenyls, noise, radiation or any other material that is (a) listed, defined, regulated or controlled as a “hazardous substance,” “hazardous waste,” “toxic substance,” “pollutant,” “contaminant” or any other term of similar import under any Environmental, Health and Safety Requirement, including petroleum, friable asbestos and polychlorinated biphenyls or (b) any substance or condition that is toxic, explosive, corrosive, flammable, infectious, carcinogenic, mutagenic or otherwise hazardous to the environment or public health, including radiation, noise, odors, mold or microbial agents (collectively, “Hazardous Material”).

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended, and the rules and regulations promulgated thereunder.

“Escrow Agent” means an escrow agent mutually reasonably agreed upon between Parent and the Securityholder Representative.

“Escrow Agreement” means an escrow agreement by and among Parent, the Securityholder Representative and the Escrow Agent in a form to be reasonably agreed by the parties thereto, consistent with Section 3.7, governing the administration of the (i) Adjustment Escrow Amount and (ii) Indemnification Escrow Amount in accordance with the terms of this Agreement.

“Escrow Release Date” has the meaning set forth in Section 10.8.

“Estimated Closing Cash” has the meaning set forth in Section 3.5(a).

“Estimated Closing Cash Excess” has the meaning set forth in Section 3.5(a).

“Estimated Closing Cash Shortfall” has the meaning set forth in Section 3.5(a).

“Estimated Closing Indebtedness” has the meaning set forth in Section 3.5(a).

“Estimated Closing Net Working Capital” has the meaning set forth in Section 3.5(a).

“Estimated Closing Net Working Capital Excess” has the meaning set forth in Section 3.5(a).

“Estimated Closing Net Working Capital Shortfall” has the meaning set forth in Section 3.5(a).

“Estimated Closing Statement” has the meaning set forth in Section 3.5(a).

“Estimated Transaction Expenses” has the meaning set forth in Section 3.5(a).

“Excess Amount” has the meaning set forth in Section 3.5(g).

“Exchange Act” means the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder.

“Exchange Agent” has the meaning set forth in Section 3.4(a).

“Exchange Fund” has the meaning set forth in Section 3.4(a).

“Existing Representation” has the meaning set forth in Section 12.18(a).

“Final Adjusted Total Consideration Value” has the meaning set forth in Section 3.5(e).

“Final Closing Statement” has the meaning set forth in Section 3.5(d).

“Financing” means any equity, debt or other financing arranged or obtained (or attempted to be arranged or obtained) by Parent, Borrower or the Merger Subs for the purpose of financing the payment by Parent, Borrower and the Merger Subs of the Merger Amount.

“Financing Entities” means each equity, debt and other financing provider and each other Person (including each agent and arranger) that commits to provide or has otherwise entered into joinder agreements or any definitive documentation with Parent or any of its Subsidiaries to provide Financing to Parent, Borrower or the Merger Subs.

“Financing Parties” means the Financing Entities and their respective Affiliates and their and their respective Affiliates’ officers, directors, employees, agents and representatives and their respective successors and assigns; provided, that neither Parent nor any Affiliate of Parent shall be a Financing Party.

“First Merger” has the meaning set forth in the recitals.

“Fractional Share Cash” has the meaning set forth in Section 3.4(a)(xii).

“Fraud” means common law fraud under applicable Law with respect to the making of the representations and warranties expressly set forth in Article V or Article VI, as applicable, or in any certificate delivered pursuant to this Agreement.

“Fully Diluted Shares” means the sum of (i) the aggregate number of shares of Common Stock outstanding immediately prior to the Effective Time, (ii) the aggregate number of shares of Common Stock which the holders of Preferred Stock outstanding immediately prior to the Effective Time would be entitled to receive upon the conversion of such shares at such time, and (iii) the aggregate number of shares of Common Stock subject to issuance pursuant to Options or RSUs outstanding immediately prior to the Effective Time.

“Fundamental Representations” means any representation or warranty set forth in (a) Section 5.1 (Organization and Standing; Authority), (b) Section 5.2 (Capitalization), (c) Section 5.3 (Subsidiaries), (d) Section 5.4(a)(i) (No Conflict), (e) Section 5.6 (Taxes), (f) Section 5.21 (No Brokers), and (g) Section 5.23 (Affiliate Transactions).

“GAAP” means generally accepted accounting principles, as applied in the United States.

“General Enforceability Exceptions” has the meaning set forth in Section 5.1(b).

“Governmental Authority” means any government or political subdivision, whether federal, state, local, municipal or foreign, or any agency, department, branch, commission, board, official or instrumentality of any such government or political subdivision, or any federal, state, local or foreign court, tribunal or arbitrator, or any stock exchange.

“Held Back Amount” has the meaning set forth in Section 10.8.

“HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations promulgated thereunder.

“Incentive Stock Option” has the meaning set forth in Section 3.1(e)(ii).

“Indebtedness” means, with respect to any Person at any date, without duplication: (i) all obligations of such Person for borrowed money; (ii) all obligations of such Person evidenced by bonds, debentures or notes (other than any surety bonds or similar instruments); (iii) all obligations of such Person in respect of letters of credit, surety bonds or similar instruments, in each case to the extent drawn, and bankers’ acceptances issued for the account of such Person; (iv) obligations of such Person under or pursuant to lease arrangements that would be capitalized consistently with the Company Financial Statements; (v) all obligations of such Person for the deferred purchase price of property or services already delivered (other than trade debt, trade payables, accrued capital expenditures and short-term accruals incurred in the ordinary course of business and not overdue), including any so-called “earn-out” or similar payments (contingent or otherwise) in respect thereof; (vi) net obligations of such Person under swaps, collars, caps, hedges, derivatives of any kind or similar instruments that will be payable upon termination thereof (assuming they were terminated on the date of determination); (vii) all obligations of such Person in respect of guaranties, in any manner, of all or any part of any Indebtedness of any other Person; (viii) any Indebtedness of others secured by a Lien on property or assets of such Person, whether or not the Indebtedness secured thereby has been assumed; (ix) the Tax Liability Amount; (x) any accrued and unpaid interest, prepayment and redemption premiums or penalties, unpaid fees or expenses related to any of the foregoing and breakage costs and other costs and expenses related to the payment or prepayment thereof as of the date of determination; (xi) social security payable; (xii) sales tax payable; (xiii) state taxes payable; (xiv) accrued bonuses; and (xv) deferred rent; provided, that Indebtedness shall be calculated in a manner consistent with Section 1.2 of the Company Disclosure Letter. Notwithstanding the foregoing, Indebtedness with respect to the Company and its Subsidiaries shall not include: (a) any intercompany obligations between or among the Company or any Subsidiary thereof (or between or among any such Subsidiaries), any liabilities included in Net Working Capital, Transaction Expenses or the Financing; (b) tax contingency; and (c) future minimum operating lease payments; provided, that the foregoing shall be calculated in a manner consistent with Section 1.2 of the Company Disclosure Letter.

“Indemnifiable Tax Contest” has the meaning set forth in Section 11.6.

“Indemnification Escrow Account” means the account designated by the Escrow Agent into which the Indemnification Escrow Amount is to be deposited pursuant to Section 4.2(iii).

“Indemnification Escrow Amount” means $7,875,000, which is comprised of the Indemnification General Amount and the Indemnification Special Amount.

“Indemnification Escrow Cash” means the aggregate cash amount comprising the Indemnification Escrow Contribution Amounts of all Company Equity Holders.

“Indemnification Escrow Contribution Amount” means, as to a given Company Equity Holder, the following: (i) in the case such Company Equity Holder is a Non-Accredited Investor, a cash amount equal to the amount determined by multiplying (A) the Indemnification Escrow Amount by (B) such Company Equity Holder’s Applicable Percentage; (ii) in the case such Company Equity Holder is a Share-Only Holder, the number of shares of Parent Common Stock determined by dividing (A) the amount determined by multiplying (I) the Indemnification Escrow Amount by (II) such Company Equity Holder’s Applicable Percentage by (B) the Collared Stock Price; and (iii) in the case such Company Equity Holder is a Pro Rata Holder, (A) a cash amount equal to the amount determined by multiplying (I) the Indemnification Escrow Amount by (II) such Company Equity Holder’s Applicable Percentage by (III) the Pro Rata Holders Cash Percentage and (B) the number of shares of Parent Common Stock determined by dividing (I) the amount determined by multiplying (x) the Indemnification Escrow Amount by (y) such Company Equity Holder’s Applicable Percentage by (z) the Pro Rata Holders Share Percentage by (II) the Collared Stock Price.

“Indemnification Escrow Shares” means the aggregate number of shares of Parent Common Stock comprising the Indemnification Escrow Contribution Amounts of all Company Equity Holders.

“Indemnification General Amount” means $2,625,000.

“Indemnification Special Amount” means $5,250,000.

“Indemnified Party” has the meaning set forth in Section 10.2.

“Indemnifying Party” has the meaning set forth in Section 10.2.

“Independent Accountant” has the meaning set forth in Section 3.5(c).

“Individual Fraud” has the meaning set forth in Section 10.3(d).

“Initial Surviving Company” has the meaning set forth in Section 2.1(a).

“Intellectual Property” means all worldwide rights, title and interest in or relating to intellectual property, whether protected, created or arising under the laws of the United States or any other jurisdiction, including: (a) all patents and patent applications, including provisional patent applications and similar filings and any and all substitutions, divisions, continuations, continuations-in-part, reissues, renewals, extensions, reexaminations, patents of addition, supplementary protection certificates, utility models, inventors’ certificates, or the like and any foreign equivalents of the foregoing (including certificates of invention and any applications therefor) (collectively, “Patents”); (b) all trademarks, service marks, brand names, trade dress rights, logos, corporate names, and trade names, and other source or business identifiers and general intangibles of a like nature, together with the goodwill associated with any of the foregoing, along with all applications, registrations, renewals and extensions thereof (collectively, “Trademarks”); (c) all copyrights, works of authorship, literary works, pictorial and graphic works, in each case whether or not registered or published, all applications, registrations, reversions, extensions and renewals of any of the foregoing, and all moral rights, however denominated (collectively, “Copyrights”); (d) all Internet domain names and social media accounts; (e) all trade secrets as defined under applicable Law and confidential information (collectively “Trade Secrets”), and all other proprietary information, including know-how, ideas, technology, Software, discoveries, improvements, formulae, technical information, techniques, inventions, designs, drawings, procedures, processes, models, in each case, whether or not patentable or copyrightable and (f) all other intellectual property.

“Interim Period” means the period from the date hereof to the Effective Time.

“Invention Assignment Agreement” has the meaning set forth in Section 5.14(d).

“IRS” means the Internal Revenue Service.

“IT Systems” means all information technology, computers, computer systems, communications systems Software, firmware, hardware, networks, servers, interfaces, platforms, related systems, databases, websites and equipment owned or used by the Company.

“Knowledge of Parent” means the knowledge, after reasonable inquiry, of the individuals set forth on Section 1.1 of the Parent Disclosure Letter.

“Law” means any law, statute, code, ordinance, regulation, Order or rule of any Governmental Authority.

“Leased Real Property” has the meaning set forth in Section 5.8(a).

“Letter of Transmittal” means a letter of transmittal in a form prepared by Parent and reasonably satisfactory to the Company.

“Licensed Intellectual Property” means all Intellectual Property (other than Owned Intellectual Property) that is used, practiced or held for use or practice by the Company.

“Liens” means any mortgage, lien, security interest, option, pledge, easement, mortgage, deed of trust, hypothecation, conditional sale, title retention arrangement, encroachment, encumbrance, right of first refusal or offer, adverse claim of ownership or use, right of way, title defect or charge or claim of a similar nature.

“Material Adverse Effect” means any fact, change, occurrence, event, circumstance or development that (a) with respect to the Company or Parent, as applicable, would reasonably be expected to prevent or materially delay the ability of the Company or Parent, as applicable, to consummate the transactions contemplated by this Agreement, or (b) with respect to the Company or Parent, as applicable, has had or would reasonably be expected to have a material adverse effect on the business, assets, results of operations or financial condition of the Company or Parent and its Subsidiaries, as applicable, in each case, taken as a whole; provided, in the case of clause (b), none of the following, either alone or in combination, shall be deemed to constitute, or be taken into account in determining whether there has been, such a material adverse effect: any fact, change, occurrence, event, circumstance or development: (i) arising from general economic, political, regulatory, financial, banking, credit or securities market conditions, including any disruption thereof and any interest, exchange rate, or stock, bond and/or debt price fluctuations; (ii) arising from changes generally affecting companies in the industries or markets in which the Company or Parent, as applicable, conducts its business; (iii) arising from the existence, announcement or consummation of, or the public or industry knowledge of, this Agreement or the transactions contemplated hereby, including the impact of any of the foregoing on relationships with customers, suppliers, licensors, employees or regulators (other than with respect to a representation or warranty contained in this Agreement to the extent that the purpose of such representation or warranty is to address the consequences resulting from the existence, announcement, or consummation of, or the public or industry knowledge of, this Agreement or the transactions contemplated hereby); (iv) arising from any changes (including in interpretation or enforcement) in applicable Laws or GAAP; (v) arising from acts of God, natural disasters, acts of terrorism or armed hostilities or war (whether or not declared, and including any escalation or worsening thereof) or epidemics, pandemics, diseases outbreak or other public health crises (including Coronavirus Disease 2019); (vi) arising from the failure of the Company or a Subsidiary of the Company, or Parent or a Subsidiary of Parent, as applicable, to meet any internal or external financial budgets, projections, forecasts or estimates (provided, that any fact, change, occurrence, event, circumstance or development underlying such failure may constitute, or be taken into account in determining whether there has been, such a material adverse effect to the extent not otherwise excluded under this definition); or (vii) the taking of any action expressly required by this Agreement, including the actions contemplated by Section 7.8, or the failure to take any action prohibited by this Agreement; provided, any fact, change, occurrence, event, circumstance or development described in any of the foregoing clauses (i), (ii), (iv) and (v) may constitute, or be taken into account in determining whether there has been, such a material adverse effect to the extent that it disproportionately affects the Company or Parent and its Subsidiaries, as applicable, relative to other participants in the industry in which the Company or Parent, as applicable, conducts its business generally.

“Material Contract” has the meaning set forth in Section 5.11(a).

“Material Customers” has the meaning set forth in Section 5.20(a).

“Material Suppliers” has the meaning set forth in Section 5.20(b).

“Merger Amount” means funds in an amount sufficient to consummate the Merger and to make all other payments and perform the other obligations of Parent and the Merger Subs contemplated by this Agreement to be consummated on the Closing Date, including the payment of the Adjusted Cash Consideration, any amounts required to repay any Indebtedness of the Company or any of its Subsidiaries that Parent elects to repay or cause to be repaid in connection with the transactions contemplated hereby and any Transaction Expenses of the Company or any of its Subsidiaries that Parent elects to pay or cause to be paid in connection with the transactions contemplated hereby.

“Merger Sub I” has the meaning set forth in the preamble.

“Merger Sub II” has the meaning set forth in the preamble.

“Merger Subs” has the meaning set forth in the preamble.

“Mergers” has the meaning set forth in the recitals.

“Net Working Capital” means, as of any date of determination, the excess of (i) the current assets of the Company as of such date over (ii) the current liabilities of the Company as of such date, in each case calculated in a manner consistent with Section 1.3 of the Company Disclosure Letter. For the avoidance of doubt, for purposes of the calculation of Net Working Capital, current assets shall not include any amounts to the extent included in Cash and Cash Equivalents or any income Tax assets or deferred Tax assets, and current liabilities shall not include any deferred Tax liabilities, any amounts to the extent included in Transaction Expenses or any income Tax liabilities.

“New Commitment Letter” has the meaning set forth in Section 7.14(a).

“Non-Accredited Investor” means a Company Equity Holder that is not an Accredited Investor.

“Non-Accredited Investor Cash Option Allocation” means the Non-Accredited Investor Cash Unvested Option Allocation and the Non-Accredited Investor Cash Vested Option Allocation.

“Non-Accredited Investor Cash Share Allocation” has the meaning set forth in Section 3.1(a)(i).

“Non-Accredited Investor Cash Unvested Option Allocation” has the meaning set forth in Section 3.1(e)(v).

“Non-Accredited Investor Cash Vested Option Allocation” has the meaning set forth in Section 3.1(e)(iv).

“Non-Accredited Investor Merger Consideration” has the meaning set forth in Section 3.1(a)(ii).

“Non-Accredited Investor Option” means a Non-Accredited Investor Unvested Option or a Non-Accredited Investor Vested Option that is held by a Non-Accredited Investor.

“Non-Accredited Investor Unvested Option” means an Option that is held by a Non-Accredited Investor that is not a Continuing Employee that is unvested pursuant to its terms as of immediately prior to the Effective Time.

“Non-Accredited Investor Vested Option” means an Option that is held by a Non-Accredited Investor that has vested pursuant to its terms as of immediately prior to the Effective Time.

“Notice of Adjustment Disagreement” has the meaning set forth in Section 3.5(c).

“Notice of Claim” has the meaning set forth in Section 10.4(b).

“Open Source Software” means any Software that is subject to or licensed, provided or distributed under any license meeting the Open Source Definition (as promulgated by the Open Source Initiative as of the date of this Agreement) or the Free Software Definition (as promulgated by the Free Software Foundation as of the date of this Agreement) or any similar license for “free,” “publicly available” or “open source” Software, including the GNU General Public License, the Lesser GNU General Public License, the Apache License, the BSD License, Mozilla Public License (MPL), or the MIT License.

“Optionholder” means any Person holding any Options.

“Options” means the outstanding options to purchase shares of Common Stock and Vested Promised Options.

“Order” means any order, judgment, ruling, injunction, stipulation, monetary assessment, award, decree, decision, determination subpoena, verdict or writ in any Action by or with any Governmental Authority.

“Organizational Documents” of an entity means (i) such entity’s articles of incorporation, certificate of incorporation, certificate of formation or similar document(s), (ii) its bylaws, limited liability company operating agreement, partnership agreement or similar document(s) and (iii) any documents substantially equivalent to those described in clauses (i) and (ii) as may be applicable to such entity pursuant to any applicable Laws of a jurisdiction outside of the United States.

“Owned Company Software” means all Software owned or purported to be owned by the Company.

“Owned Intellectual Property” means all Intellectual Property owned or purported to be owned by the Company.

“Parent” has the meaning set forth in the preamble.

“Parent Board” has the meaning set forth in the Recitals.

“Parent Capitalization Date” has the meaning set forth in Section 6.2.

“Parent Closing Average Price” means the volume-weighted average price of Parent Common Stock during the fifteen (15) trading days ending two (2) trading days prior to the Closing Date.

“Parent Common Stock” means Parent’s Class A Common Stock, par value $0.0001 per share.

“Parent Disclosure Letter” has the meaning set forth in the preamble to Article VI.

“Parent Equity Plans” shall mean the Skillsoft Corp. 2020 Omnibus Incentive Plan and any successor plans thereto.

“Parent Material Contracts” has the meaning set forth in Section 6.13.

“Parent Option” has the meaning set forth in Section 3.1(e)(ii).

“Parent Recommendation” has the meaning set forth in the recitals.

“Parent RSU” has the meaning set forth in Section 3.1(e)(ii).

“Parent SEC Documents” has the meaning set forth in Section 6.9(a).

“Parent Signing Average Price” means the volume-weighted average price of Parent Common Stock during the fifteen (15) trading days ending one (1) trading day prior to the date of this Agreement.

“Parent Special Meeting” has the meaning set forth in Section 7.16(a).

“Parent Stockholder Approval” has the meaning set forth in Section 6.3(c).

“Parent Stockholder Matters” has the meaning set forth in Section 7.15(a).

“Payment Conditions” has the meaning set forth in Section 10.9(a).

“Per Share Pro Rata Holder Cash Amount” means the amount determined by dividing (a) the Aggregate Pro Rata Holder Cash Amount by (b) the Adjusted Fully Diluted Shares (Pro Rata Holders).

“Per Share Pro Rata Holder Merger Consideration” means, collectively, the Per Share Pro Rata Holder Cash Amount and the Per Share Pro Rata Holder Share Amount.

“Per Share Pro Rata Holder Share Amount” means the number of shares (or fraction thereof) determined by dividing (a) the Aggregate Pro Rata Holder Share Amount by (b) the Adjusted Fully Diluted Shares (Pro Rata Holders).

“Per Share Adjusted Total Consideration Value” means the amount determined by dividing (i) the sum of (A) the Adjusted Total Consideration Value plus (B) the Aggregate Exercise Price by (ii) the Fully Diluted Shares.

“Per Share Total Exchange Ratio” means the number of shares of Parent Common Stock determined by dividing (a) the Per Share Adjusted Total Consideration Value by (b) the Collared Stock Price.

“Permits” means any license, permit, authorization, certificate of authority, qualification, consent, approval, registration or similar document or authority that has been issued or granted by any Governmental Authority.

“Permitted Hires” has the meaning set forth in Section 7.1(k).

“Permitted Liens” means: (a) Liens for Taxes, assessments, reassessments and other charges of Governmental Authorities or utilities not yet due and payable or being contested in good faith by appropriate proceedings and for which accruals or reserves have been established in accordance with and to the extent required by GAAP; (b) construction, mechanics’, workmens’, repairmen’s, warehousemen’s, carriers’ or other like Liens arising or incurred in the ordinary course of business consistent with past practice or by operation of Law, in each case, if the underlying obligations are not delinquent; (c) non-exclusive licenses to Intellectual Property granted to customers or service providers of the Company in the ordinary course of business; (d) with respect to the Leased Real Property (i) matters of record as of the date hereof, (ii) any conditions that appear or are disclosed on a current, accurate survey that has been made available to Parent prior to the date hereof, (iii) easements, encroachments, covenants, restrictions, rights-of-way and any other non-monetary title defects, and (iv) zoning, land use, building and other similar restrictions imposed by Governmental Authorities having jurisdiction over the applicable Leased Real Property; provided, however, none of the foregoing described in this clause (d) would, individually or in the aggregate, materially impair the continued use and operation of the property to which they relate in the business of the Company as presently conducted; (e) Liens securing capitalized lease obligations; and (f) customary Liens which are set forth in any permits, licenses, governmental authorizations, registrations or approvals.

“Permitted Plan Modifications” has the meaning set forth in Section 7.1(l).

“Permitted Hires” has the meaning set forth in Section 7.1(l).

“Person” means any individual, sole proprietorship, partnership, corporation, limited liability company, joint venture, unincorporated society or association, estate, trust, association, organization or other legal entity or Governmental Authority.

“Personal Information” means all information in any form or media that identifies, could be used to identify or is otherwise reasonably related to an identifiable individual person (including any current, prospective, or former customer, end user or employee), in addition to any definition for “personal information” or any similar term provided by applicable Law or by the Company in any of its privacy policies, notices or contracts (e.g., “personal data,” “personally identifiable information” or “PII”).

“Post-Closing Matters” has the meaning set forth in Section 12.18(a).

“Post-Closing Representations” has the meaning set forth in Section 12.18(a).

“Pre-Closing Designated Persons” has the meaning set forth in Section 12.18(b).

“Pre-Closing Privileges” has the meaning set forth in Section 12.18(b).

“Preferred Stock” means the Series A Preferred Stock, the Series B Preferred Stock, the Series C Preferred Stock and the Series D Preferred Stock.

“Preferred Stockholders” means the holders of Preferred Stock.

“Prior Counsel” has the meaning set forth in Section 12.18(a).

“Privacy Laws” means any and all applicable Laws, legal requirements and enforceable self-regulatory guidelines (including of any applicable foreign jurisdiction) relating to the receipt, collection, compilation, use, storage, processing, sharing, safeguarding, security (technical, physical or administrative), disposal, destruction, disclosure or transfer (including cross-border) of any Personal Information, including, but not limited to, the Federal Trade Commission Act, California Consumer Privacy Act (CCPA), Payment Card Industry Data Security Standard (PCI-DSS), EU General Data Protection Regulation (GDPR), Children’s Online Privacy Protection Rule (COPPA), any and all applicable Laws relating to breach notification, the use of biometric identifiers, and the use of Personal Information for marketing purposes.

“Privacy Requirements” means all applicable Privacy Laws and all of the Company’s applicable policies, notices, and contractual obligations relating to the receipt, collection, compilation, use, storage, processing, sharing, safeguarding, security (technical, physical and administrative), disposal, destruction, disclosure, or transfer (including cross-border) of Personal Information.

“Pro Rata Holders” means all Company Equity Holders that are not Non-Accredited Investors or Share-Only Holders.

“Pro Rata Holders Cash Allocation” has the meaning set forth in Section 3.1(c)(i).

“Pro Rata Holders Cash Percentage” means the percentage determined by dividing (i) the Per Share Pro Rata Holder Cash Amount by (ii) the sum of (A) the Per Share Pro Rata Holder Cash Amount plus (B) the Per Share Pro Rata Holder Share Amount multiplied by the Collared Stock Price.

“Pro Rata Holders Merger Consideration” has the meaning set forth in Section 3.1(c)(iii).

“Pro Rata Holders Share Allocation” has the meaning set forth in Section 3.1(c)(ii).

“Pro Rata Holders Share Percentage” means the percentage determined by dividing (i) the Per Share Pro Rata Holder Share Amount multiplied by the Collared Stock Price by (ii) the sum of (A) the Per Share Pro Rata Holder Cash Amount plus (B) the Per Share Pro Rata Holder Share Amount multiplied by the Collared Stock Price.

“Proceeding” means legal, administrative, arbitral or other proceedings, suits, actions, investigations, examinations, claims, audits, hearings, charges, complaints, indictments, litigations or examinations.

“Proxy Clearance Date” has the meaning set forth in Section 7.15(b).

“Proxy Statement” has the meaning set forth in Section 7.15(a).

“R&W Insurance Expenses” means all premiums, underwriting fees, Taxes and similar costs associated with Parent obtaining the R&W Insurance Policy.

“R&W Insurance Policy” means the representation & warranty insurance policy issued by AIG Specialty Insurance Company.

“Real Property” means all real property and interest in real property, real property leaseholds and real property subleaseholds, all buildings and other improvements thereon and all appurtenances related thereto.

“Real Property Leases” has the meaning set forth in Section 5.8(d).

“Registration Rights Agreement” means the Registration Rights Agreement to be entered into at the Closing by and between Parent and certain Company Equity Holders in substantially the form attached hereto as Exhibit B.

“Release” means any actual or threatened releasing, spilling, leaking, pumping, pouring, emitting, emptying, discharging, injecting, escaping, disposing, depositing, dispersing, leaching, migration or dumping of a Hazardous Material.

“Representative Holdback Amount” means $1,000,000 , in cash.

“Representative Holdback Contribution Amount” means, as to a given Company Equity Holder, a cash amount equal to the amount determined by multiplying (a) the Representative Holdback Amount by (b) such Company Equity Holder’s Applicable Percentage.

“Representatives” means, with respect to any Person, the directors, officers, employees, consultants, financial advisors, accountants, legal counsel, investment bankers, lenders and other agents, advisors and representatives of such Person.

“Required Financial Information” has the meaning set forth in Section 7.14(b)(iii).

“Requisite Parent Stockholder Vote” has the meaning set forth in Section 7.15(a).

“Resolved Matters” has the meaning set forth in Section 3.5(c).

“RSU Holders” means the holders of Unvested RSUs.

“SEC” means the U.S. Securities and Exchange Commission.

“Second Merger” has the meaning set forth in the recitals.

“Securities Act” means the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder.

“Securityholder Representative” has the meaning set forth in the preamble.

“Series A Preferred Stock” means the Company’s Series A Preferred Stock, par value $0.0001 per share.

“Series B Preferred Stock” means the Company’s Series B Preferred Stock, par value $0.0001 per share.

“Series C Preferred Stock” means the Company’s Series C Preferred Stock, par value $0.0001 per share.

“Series D Preferred Stock” means the Company’s Series D Preferred Stock, par value $0.0001 per share.

“Share-Only Holders” means the Company Equity Holders identified as “Share-Only Holders” on the Allocation Schedule.

“Share-Only Holders Share Allocation” has the meaning set forth in Section 3.1(b)(i).

“Share-Only Holders Merger Consideration” has the meaning set forth in Section 3.1(b)(ii).

“Share-Only Shares” has the meaning set forth in Section 3.1(b).

“Share Percentage” means the percentage determined by dividing (i) the Base Share Consideration Value by (ii) the sum of (A) the Base Cash Consideration plus (B) the Base Share Consideration Value.

“Software” means any and all: (a) computer programs, including any and all software implementation of algorithms, models and methodologies, whether in source code, object code, human readable form or other form; (b) descriptions, flow charts and other work products used to design, plan, organize and develop any of the foregoing, screens, user interfaces, report formats, firmware, development tools, templates, menus, buttons, icons, web content and links; and (c) documentation relating to any of the foregoing, including user manuals and other training documentation.

“Stockholders Agreements” means, collectively, (i) the Third Amended and Restated First Refusal and Co-Sale Agreement, dated as of December 14, 2020, by and among the Company and certain investors and stockholders, (ii) the Third Amended and Restated Investors’ Rights Agreement, dated as of December 14, 2020, by and among the Company and certain investors and stockholders, and (iii) the Third Amended and Restated Voting Agreement, dated as of December 14, 2020, by and among the Company and certain investors and stockholders.

“Subsequent Effective Time” has the meaning set forth in Section 2.2(a).

“Subsidiary” means any of, and “Subsidiaries” means collectively, any corporation, limited liability company, partnership, joint venture or other legal entity of which Parent, the Company or such other Person, as the case may be, owns, directly or indirectly, a majority of the capital stock or other equity interests the holders of which are generally entitled to vote for the election of the board of directors or other governing body of such corporation, limited liability company, partnership, joint venture or other legal entity, or otherwise owns, directly or indirectly, such capital stock or other equity interests that would confer control of any such corporation, limited liability company, partnership, joint venture or other legal entity, or any Person that would otherwise be deemed a “subsidiary” under Rule 12b-2 promulgated under the Exchange Act.

“Surviving Company” has the meaning set forth in Section 2.1(b).

“Target Closing Cash Amount” means $3,000,000.

“Target Net Working Capital Amount” means $444,497.

“Tax” means any federal, state, local or non-U.S. net income, gross income, capital gains, alternative or add-on minimum tax, gross receipts, net proceeds, sales, use, ad valorem, value-added, goods and services, transfer, franchise, net worth, profits, license, lease, capital, gift, estate, production, corporation, turnover, withholding, payroll, employment, unemployment, excise, severance, fuel, stamp, occupation, premium, property, social security (or similar), disability, workers compensation, accumulated earnings, personal holding company, annual reports, registration, escheat or unclaimed property, occupancy, capital stock, unincorporated business, estimated, environmental or windfall profit tax, custom, duty or other tax, governmental fee, duty, impost, levy, assessment, or similar charge imposed by any Governmental Authority, to the extent the foregoing are in the nature of a tax, together with any interest, penalties, additions to tax or additional amounts imposed by any Taxing Authority with respect thereto, whether disputed or not.

“Tax Contest” has the meaning set forth in Section 11.6.

“Tax Liability Amount” means an amount (not less than zero) equal to the sum of (i) the unpaid income Taxes of the Company for taxable periods (or portions thereof) ending on or before the Closing Date (whether or not such Taxes are due and payable), calculated (a) in the case of a taxable period that includes but does not end on the Closing Date, on an interim closing of the books basis at the end of the Closing Date, (b) on a jurisdiction by jurisdiction basis, (c) by including in taxable income all adjustments pursuant to Section 481 of the Code (and any analogous or similar provision of Tax Law) that will not previously have been included in income, (d) by taking into account the Tax deductions arising from the Transaction Expenses to the extent deductible in the taxable period ending on the Closing Date at a “more likely than not” or higher level of comfort, and (e) by including (i) the amount of any Taxes attributable to the ownership of any “controlled foreign corporation” as defined in Section 957 of the Code, including the Taxes of the Company attributable to any “subpart F income” as defined in Code Section 952 or “global intangible lowtaxed income” as defined in Section 951A of the Code, determined as if the taxable year of each such controlled foreign corporation ended on the Closing Date, and (ii) the unpaid payroll Taxes of the Company deferred under the CARES Act or any similar Law.

“Tax Returns” means all returns, statements, reports, claims for refund, estimates of Tax, declarations, information returns and forms (including schedules or any related supporting information) filed or required to be filed with any Taxing Authority or jurisdiction with respect to Taxes, including any attachment thereto or any amendment thereof.

“Taxing Authority” means any Governmental Authority responsible for the administration, collection or imposition of any Tax.

“Tech E&O Policy” has the meaning set forth in Section 7.23.

“Tech E&O Tail Policy” has the meaning set forth in Section 7.23.

“Termination Date” has the meaning set forth in Section 9.1(b).

“Third-Party Claim” has the meaning set forth in Section 10.4(b)(ii).

“Transaction Expenses” means, in each case, to the extent such fees, costs, expenses, payments, Taxes or other amounts are incurred or obligated and unpaid as of immediately prior to the Closing, regardless of whether payable at Closing or after Closing, and regardless of whether contingent upon the occurrence of the Closing: (a) all of the fees, costs and expenses of advisors, counsel, consultants or similar representatives incurred or payable by or on behalf of any of the Company in connection with this Agreement or the transactions contemplated hereby; (b) the Bonus Payments; (c) the amount of the employer portion of any employment or payroll Taxes incurred in connection with the Bonus Payments; (d) the portion of any and all fees, costs, expenses or other amounts payable by the Company pursuant to Section 7.6(e); (e) the portion of any Transfer Taxes for which the Company is responsible pursuant to Section 11.1; and (f) one half (1/2) of all R&W Insurance Expenses.

“Transfer Taxes” has the meaning set forth in Section 11.1.

“Unresolved Matters” has the meaning set forth in Section 3.5(c).

“Unvested Options” means all Options that are unvested pursuant to their vesting terms as of immediately prior to the Effective Time.

“Unvested Options Share Amount” has the meaning set forth in Section 3.1(e)(ii).

“Unvested RSUs” means all (i) outstanding awards of restricted stock units for Common Stock under the Company Stock Plans as of immediately prior to the Effective Time and (ii) awards of restricted stock units for Common Stock to be granted prior to the Effective Time as set forth in Section 7.1(l) of the Company Disclosure Letter to the extent they are granted prior to the Effective Time, in each case, that are unvested pursuant to their vesting terms as of immediately prior to the Effective Time.

“Unvested RSUs Share Amount” has the meaning set forth in Section 3.1(e)(iii).

“Vested Options” means all Options that have vested pursuant to their vesting terms as of immediately prior to the Effective Time.

“Vested Promised Options” means all promises to grant options to purchase shares of Common Stock as set forth in Section 5.2(b) of the Company Disclosure Letter that have been granted under the Company Stock Plans as of immediately prior to the Effective Time and have vested pursuant to their vesting terms as of immediately prior to the Effective Time.

Article II
THE MERGERS

2.1            The Mergers.

(a)            At the Effective Time, the First Merger shall be effected pursuant to which Merger Sub I will be merged with and into the Company in accordance with the DGCL, whereupon the separate existence of Merger Sub I shall cease, and the Company shall be the surviving corporation (the “Initial Surviving Company”).

(b)            Immediately following the Effective Time and at the Subsequent Effective Time, the Second Merger shall be effected pursuant to which the Initial Surviving Company shall be merged with and into Merger Sub II in accordance with the DGCL and DLLCA, whereupon the separate existence of the Initial Surviving Company shall cease, and Merger Sub II shall be the surviving company (the “Surviving Company”) and a wholly-owned Subsidiary of Borrower.

2.2            Effective Time.

(a)            At the Closing, the Company and Merger Sub I shall file a certificate of merger with the Delaware Secretary of State and make all other filings or recordings required by the DGCL in connection with the First Merger, and the Initial Surviving Company and Merger Sub II shall file a certificate of merger with the Delaware Secretary of State and make all other filings or recordings required by the DGCL and DLLCA in connection with the Second Merger. The First Merger shall become effective at such time (the “Effective Time”) as the certificate of merger with respect to the First Merger is duly filed with the Delaware Secretary of State (or at such later time as may be specified in such certificate of merger). The Second Merger shall become effective immediately following the Effective Time at such time (the “Subsequent Effective Time”) as the certificate of merger with respect to the Second Merger is duly filed with the Delaware Secretary of State (or at such later time as may be agreed to by the parties and specified in such certificate of merger).

(b)            From and after the Effective Time, and until the Subsequent Effective Time, the Initial Surviving Company shall possess all the rights, powers, privileges and franchises and be subject to all of the obligations, liabilities, restrictions and disabilities of the Company and Merger Sub I, all as provided under the DGCL. From and after the Subsequent Effective Time, the Surviving Company shall possess all the rights, powers, privileges and franchises and be subject to all of the obligations, liabilities, restrictions and disabilities of the Initial Surviving Company and Merger Sub II, all as provided under the DGCL and DLLCA.

2.3            Effects of the First Merger.

(a)            At the Effective Time and by virtue of the First Merger, the certificate of incorporation of Ryzac, Inc. shall be the amended and restated certificate of incorporation of the Initial Surviving Company until the Second Merger is consummated.

(b)            At the Effective Time, the bylaws of Merger Sub I in effect immediately prior to the Effective Time shall be the bylaws of the Initial Surviving Company until the Second Merger is consummated.

(c)            From and after the Effective Time, until successors are duly elected or appointed and qualified in accordance with applicable Law, (a) the directors of Merger Sub I at the Effective Time shall be the directors of the Initial Surviving Company, and (b) the officers of the Company at the Effective Time shall be the officers of the Initial Surviving Company.

2.4            Effects of the Second Merger.

(a)            At the Subsequent Effective Time and by virtue of the Second Merger, the certificate of formation and limited liability company agreement of Merger Sub II in effect immediately prior to the Subsequent Effective Time shall be the certificate of formation and limited liability company agreement of the Surviving Company from and after the Subsequent Effective Time until thereafter amended in accordance with DLLCA.

(b)            From and after the Subsequent Effective Time, until successors are duly elected or appointed and qualified in accordance with applicable Law, (a) the managers of Merger Sub II at the Subsequent Effective Time shall be the managers of the Surviving Company and (b) the officers of the Initial Surviving Company immediately prior to the Subsequent Effective Time shall be the officers of the Surviving Company.

Article III
EFFECT ON CAPITAL STOCK AND OPTIONS; CONSIDERATION

3.1            Treatment of Capital Stock and Options in the First Merger. Upon the terms and subject to the conditions of this Agreement, at the Effective Time, by virtue of the First Merger and without any further action on the part of Parent, Borrower, Merger Sub I, the Company, the Company Equity Holders or the holders of any of the securities of Parent, the following shall occur:

(a)            Non-Accredited Investors. All shares of Common Stock and Preferred Stock issued and outstanding as of immediately prior to the Effective Time held by a Non-Accredited Investor shall be converted automatically into the right to receive:

(i)            at the Closing, an amount in cash equal to: (A)(1) the Per Share Adjusted Total Consideration Value multiplied by (2) the total number of shares of Common Stock and Preferred Stock held by such Non-Accredited Investor (for each Non-Accredited Investor, his, her or its “Non-Accredited Investor Cash Share Allocation”); minus (B) such Non-Accredited Investor’s Adjustment Escrow Contribution Amount attributable to such shares of Common Stock and Preferred Stock; minus (C) such Non-Accredited Investor’s Indemnification Escrow Contribution Amount attributable to such shares of Common Stock and Preferred Stock; minus (D) such Non-Accredited Investor’s Representative Holdback Contribution Amount attributable to such shares of Common Stock and Preferred Stock; and

(ii)            the right to receive any disbursements required to be made to Non-Accredited Investors pursuant to Section 3.5, Section 10.8, and Section 12.1(b) with respect to shares of Common Stock and Preferred Stock, to the former holder thereof as and when such disbursements are required to be made (the amounts specified in clauses (i) and (ii), collectively, the “Non-Accredited Investor Merger Consideration”); and

(iii)            such shares of Common Stock and Preferred Stock shall otherwise cease to be outstanding, shall automatically be canceled and retired and cease to exist, and each holder of a Certificate (or uncertificated shares as reflected in the books and records of the Company) that immediately prior to the Effective Time represented any such shares of Common Stock or Preferred Stock shall cease to have any rights with respect thereto, except the right to receive the Non-Accredited Investor Merger Consideration.

(b)            Share-Only Holders. All shares of Common Stock and Preferred Stock issued and outstanding immediately prior to the Effective Time held by a Share-Only Holder (such shares, “Share-Only Shares”) shall be converted automatically into the right to receive:

(i)            at the Closing, the number of shares of Parent Common Stock equal to: (A)(1) the Per Share Total Exchange Ratio multiplied by (2) the total number of shares of Common Stock and Preferred Stock held by such Share-Only Holder (for each Share-Only Holder, his, her or its “Share-Only Holders Share Allocation”); minus (B) such Share-Only Holder’s Adjustment Escrow Contribution Amount attributable to such shares of Common Stock and Preferred Stock; minus (C) such Share-Only Holder’s Indemnification Escrow Contribution Amount attributable to such shares of Common Stock and Preferred Stock; minus (D) (x) such Share-Only Holder’s Representative Holdback Contribution Amount attributable to such shares of Common Stock and Preferred Stock, divided by (y) the Collared Stock Price;

(ii)            the right to receive any disbursements required to be made to Share-Only Holders pursuant to Section 3.5, Section 10.8, and Section 12.1(b) with respect to such shares of Common Stock and Preferred Stock to the former holder thereof as and when such disbursements are required to be made (the amounts specified in clauses (i) and (ii), collectively, the “Share-Only Holders Merger Consideration”); and

(iii)            such shares of Common Stock and Preferred Stock shall otherwise cease to be outstanding, shall automatically be canceled and retired and cease to exist, and each holder of a Certificate (or uncertificated shares as reflected in the books and records of the Company) that immediately prior to the Effective Time represented any such shares of Common Stock or Preferred Stock shall cease to have any rights with respect thereto, except the right to receive the Share-Only Holders Merger Consideration.

(c)            Pro Rata Holders. All shares of Common Stock and Preferred Stock issued and outstanding immediately prior to the Effective Time held by a Pro Rata Holder shall be converted automatically into the right to receive:

(i)            at the Closing, an amount in cash equal to: (A)(1) the Per Share Pro Rata Holder Cash Amount multiplied by (2) the total number of shares of Common Stock and Preferred Stock held by such Pro Rata Holder (for each Pro Rata Holder, his, her or its “Pro Rata Holders Cash Allocation”); minus (B) the cash portion of such Pro Rata Holder’s Adjustment Escrow Contribution Amount attributable to such shares of Common Stock and Preferred Stock; minus (C) the cash portion of such Pro Rata Holder’s Indemnification Escrow Contribution Amount attributable to such shares of Common Stock and Preferred Stock; minus (D) such Pro Rata Holder’s Representative Holdback Contribution Amount attributable to such shares of Common Stock and Preferred Stock;

(ii)            at the Closing, the number of shares of Parent Common Stock equal to: (A)(1) the Per Share Pro Rata Holder Share Amount multiplied by (2) the total number of shares of Common Stock and Preferred Stock held by such Pro Rata Holder (for each Pro Rata Holder, his, her or its “Pro Rata Holders Share Allocation”); minus (B) the share portion of such Pro Rata Holder’s Adjustment Escrow Contribution Amount attributable to such shares of Common Stock and Preferred Stock; minus (C) the share portion of such Pro Rata Holder’s Indemnification Escrow Contribution Amount;

(iii)            the right to receive any disbursements required to be made to Pro Rata Holders pursuant to Section 3.5, Section 10.8, and Section 12.1(b) with respect to such shares of Common Stock and Preferred Stock to the former holder thereof as and when such disbursements are required to be made (the amounts specified in clauses (i), (ii) and (iii), collectively, the “Pro Rata Holder Merger Consideration”); and

(iv)            such shares of Common Stock and Preferred Stock shall otherwise cease to be outstanding, shall automatically be canceled and retired and cease to exist, and each holder of a Certificate (or uncertificated shares as reflected in the books and records of the Company) that immediately prior to the Effective Time represented any such shares of Common Stock or Preferred Stock shall cease to have any rights with respect thereto, except the right to receive the Pro Rata Holder Merger Consideration.

(d)            Each share of Common Stock held by the Company as treasury stock or held by Parent, Borrower, Merger Sub I, Merger Sub II or any of their direct or indirect Subsidiaries, in each case, immediately prior to the Effective Time (the “Canceled Shares”), shall be canceled and retired without any conversion thereof, and no payment or distribution shall be made with respect thereto.

(e)            Options; RSUs.

(i)            Effective as of the Effective Time, each Vested Option (other than Non-Accredited Investor Vested Options), that is outstanding immediately prior to the Effective Time, shall be converted into the right to receive, with respect to each share of Common Stock covered by such Vested Option immediately prior to the Effective Time, the Per Share Pro Rata Merger Consideration, less applicable Tax withholdings and less the applicable per share exercise price with the reduction in respect of the applicable per share exercise price applied pro rata to such holder’s Pro Rata Holders Cash Allocation and Pro Rata Holders Share Allocation, payable on Parent’s next payroll date following the Effective Time; provided, that the deductions in respect of the applicable Adjustment Escrow Contribution Amount, Indemnification Escrow Contribution Amount and the Representative Holdback Amount shall be determined on the basis of such amounts attributable to such Vested Options. The applicable Tax withholdings and the applicable per share exercise price for each Vested Option covered by this Section 3.1(e)(i) shall be deducted from the Per Share Pro Rata Merger Consideration on a pro rata basis from the cash portion of the Per Share Pro Rata Merger Consideration and the share portion of the Per Share Pro Rata Merger Consideration, respectively.

(ii)            Effective as of the Effective Time, each Unvested Option (other than any Non-Accredited Investor Unvested Options) that is outstanding immediately prior to the Effective Time and held by a Continuing Employee shall, automatically and without any required action on the part of the holder thereof, be assumed by Parent and converted into a restricted share unit of Parent in the form approved for similarly situated employees by Parent’s Compensation Committee (a “Parent RSU”) representing the right to receive a number of shares of Parent Common Stock (rounded down to the nearest whole number of shares), equal to (A) the product of (1) the number of shares of Common Stock subject to such Unvested Option and (2) the Per Share Total Exchange Ratio minus (B) the quotient of (x) the product of number of shares of Common Stock subject to such Unvested Option times the applicable per share exercise price divided by (y) the Collared Stock Price (the “Unvested Options Share Amount”). From and after the Effective Time, each such Parent RSU shall be eligible to continue to vest on each date that the applicable Unvested Option would have otherwise vested in accordance with its terms but only if such conditions to vesting are satisfied prior to each such vesting date.

(iii)            Effective as of the Effective Time, each Unvested RSU that is outstanding immediately prior to the Effective Time and held by a Continuing Employee shall be converted into the right to receive a Parent RSU (each, a “Parent Replacement RSU Award”) that will be granted as of the Effective Time representing the right to receive that number of shares of Parent Common Stock (rounded down to the nearest whole number of shares) equal to (A) the number of shares of Common Stock subject to such RSU multiplied by the Per Share Total Exchange Ratio (the “Unvested RSUs Share Amount”); provided that, each Parent Replacement RSU Award shall be subject to vesting terms on substantially similar terms and conditions as were applicable to each such Unvested RSU prior to the Effective Time.

(iv)            Effective as of the Effective Time, each Non-Accredited Investor Vested Option, whether or not the applicable performance metrics have been satisfied, that is outstanding immediately prior to the Effective Time, will be converted into the right to receive, upon vesting, an amount in cash, less applicable Tax withholdings, equal to (A)(1) the excess of the Non-Accredited Investor Merger Consideration over the per share exercise price of such Option multiplied by (2) the number of shares of Common Stock covered by such Option immediately prior to the Effective Time, minus (B) such Optionholder’s Adjustment Escrow Contribution Amount, Indemnification Escrow Contribution Amount and Representative Holdback Contribution Amount (such amount, the “Non-Accredited Investor Cash Vested Option Allocation”).

(v)            Effective as of the Effective Time, each Non-Accredited Investor Unvested Option that is outstanding immediately prior to the Effective Time, will be converted into the right to receive, upon vesting, an amount in cash, less applicable Tax withholdings, equal to (A) the excess of the Non-Accredited Investor Merger Consideration over the per share exercise price of such Option multiplied by (B) the number of shares of Common Stock covered by such Option immediately prior to the Effective Time (such amount, the “Non-Accredited Investor Cash Unvested Option Allocation”); provided, that the right to receive cash in respect of such Options shall be subject to vesting on the same terms and conditions as were applicable to such Unvested Option prior to the Effective Time.

(vi)            Notwithstanding the foregoing, any distributions to holders of outstanding Options pursuant to this Section 3.1(e) shall be made prior to the date that is five (5) years following the Effective Time and otherwise in accordance with Treasury Regulation §1.409A-3(i)(5)(iv)(A).

(vii)            Prior to the Effective Time, Parent, the compensation committee of Parent, and the Company, as applicable, shall adopt any resolutions and take all such lawful actions as may be reasonably necessary to provide for and give effect to the transactions contemplated by this Section 3.1(e).

(f)            All shares of Parent Common Stock issued in connection with this Agreement shall bear a legend or legends referencing restrictions applicable to such shares under applicable securities laws and under this Agreement, which legend shall state in substance (with an additional reference to the applicable Registration Rights Agreement or Covenant Agreement or, as appropriate):

“The securities evidenced by this certificate have been issued and sold without registration under the United States Securities Act of 1933, as amended (the “Securities Act”), or the securities laws of any state of the United States (a “State Act”) in reliance upon certain exemptions from registration under said acts. The securities evidenced by this certificate cannot be sold, assigned or otherwise transferred within the United States unless such sale, assignment or other transfer is (i) made pursuant to an effective registration statement under the Securities Act and in accordance with each applicable State Act or (ii) exempt from, or not subject to, the Securities Act and each applicable State Act.”

(g)            The Parties acknowledge and agree that the purpose and intent of this Section 3.1 is to allocate the consideration payable under this Agreement in accordance with the terms of the Company’s Organizational Documents. Accordingly, if any Preferred Stock has not converted to Common Stock prior to the Effective Time, then at the Effective Time the shares of Preferred Stock issued and outstanding immediately prior to the Effective Time shall be converted into the right to receive consideration in accordance with the Company’s Organizational Documents (subject to Section 3.4), and the remaining consideration shall be allocated, after payment to such holders of Preferred Stock in accordance therewith, as otherwise set forth in this Agreement.

(h)            The Common Stockholders and Preferred Stockholders may make express designations in their Letters of Transmittal, Accredited Investor Questionnaires or other documents provided to the Exchange Agent, Parent or Borrower pursuant to or in connection with this Agreement that specifies the cash consideration or “other property” (as defined for purposes of Section 356 of the Code) that is to be received in respect of particular shares of Common Stock or Preferred Stock held by such Common Stockholders and Preferred Stockholders, and such designation shall be treated, to the extent permitted by Law, as part of the terms of the Mergers and this Agreement for purposes of Treasury Regulation Section 1.356-1(b) and Treasury Regulation Section 1.358-2(a)(2) (and any corresponding provisions of any applicable state or local tax laws).

3.2            Treatment of Capital Stock in the Second Merger. Upon the terms and subject to the conditions of this Agreement, at the Subsequent Effective Time, by virtue of the Second Merger and without any action on the part of any Party or any Company Equity Holder or the holders of any shares of capital stock of Parent, the Initial Surviving Company or Merger Sub II: (a) each share of common stock of the Initial Surviving Company issued and outstanding immediately prior to the Subsequent Effective Time shall be cancelled and shall cease to exist without any conversion thereof or payment therefor; and (b) the membership interest of Merger Sub II outstanding immediately prior to the Subsequent Effective Time shall be converted into and become the membership interest of the Surviving Company, which shall constitute one hundred percent (100%) of the outstanding equity of the Surviving Company. From and after the Subsequent Effective Time, the membership interests of Merger Sub II shall be deemed for all purposes to represent the number of membership interests into which they were converted in accordance with the immediately preceding sentence.

3.3            Dissenting Shares. Notwithstanding any other provision of this Agreement to the contrary, shares of Common Stock that are outstanding immediately prior to the Effective Time and which are held by Common Stockholders who shall not have voted in favor of the Merger or consented thereto in writing and who shall have properly demanded and are entitled to appraisal for such shares in accordance with Section 262 of the DGCL (collectively, the “Dissenting Shares”) shall not be converted into or represent the right to receive the Per Share Pro Rata Merger Consideration or the Non-Accredited Investor Merger Consideration, as applicable. Such Common Stockholders instead shall only be entitled to receive payment from Parent of the appraised value of such shares of Common Stock held by them in accordance with the provisions of Section 262 of the DGCL, except that all Dissenting Shares held by Common Stockholders who shall have failed to perfect or who effectively shall have waived, withdrawn, or otherwise are not entitled to, the right to appraisal of such shares of Common Stock under Section 262 of the DGCL shall thereupon be deemed to have been canceled and converted into and to have become exchangeable, as of the Effective Time, for the right to receive, without any interest thereon, the Per Share Pro Rata Merger Consideration or the Non-Accredited Investor Merger Consideration, as applicable, upon surrender in the manner provided in Section 3.4. The Company shall (i) give Parent prompt notice of any notice or demand for appraisal of shares of Common Stock or any withdrawals of such demands received by the Company, (ii) give Parent the opportunity to direct all negotiations and resolve all proceedings with respect to any such demands and (iii) not, without the prior written consent of Parent, make any payment with respect to, or settle or offer to settle any such demands.

3.4            Payment of Merger Consideration.

(a)

(i)             Prior to the Closing, Parent shall appoint a bank or trust company of national recognition reasonably acceptable to the Company, or Parent’s transfer agent, to act as exchange agent (the “Exchange Agent”) hereunder. At the Closing, Parent shall deposit in the case of clause (A), or Borrower shall deposit in the case of clause (B), with the Exchange Agent, for exchange in accordance with this Section 3.4, (A) certificates or evidence of book-entry shares representing a number of shares of Parent Common Stock sufficient to pay the stock portion of the aggregate consideration payable pursuant to Section 3.1 (other than in respect of Options or RSUs) and (B) cash necessary to pay the cash portion of the aggregate consideration payable pursuant to Section 3.1 (other than in respect of Options or RSUs), including cash in lieu of fractional shares pursuant to Section 3.4(a)(xii) (such cash, together with such shares of Parent Common Stock, the “Exchange Fund”). On the Closing Date, Parent shall cause the Exchange Agent to pay from the Exchange Fund to each Company Equity Holder (other than holders of Options or RSUs and subject, (i) in the case of any Company Equity Holder who holds physical Certificates, to the surrender of such physical Certificates and delivery of a properly completed and duly executed Letter of Transmittal, in each case, at least five (5) Business Days prior to the Closing Date and (ii) in the case of any Company Equity Holder other than Non-Accredited Investors, delivery of a properly completed and duly executed Accredited Investor Questionnaire certifying to such holder’s qualification as an accredited investor at least five (5) Business Days prior to the Closing Date), the applicable consideration pursuant to Section 3.1 for each share of Common Stock or Preferred Stock held by such Company Equity Holder, and following the Closing Date, Parent shall cause the Exchange Agent to pay from the Exchange Fund to each other Company Equity Holder (subject, (i) in the case of any Company Equity Holder who holds physical Certificates, to the surrender of such physical Certificates and delivery of a properly completed and duly executed Letter of Transmittal and (ii) in the case of any Company Equity Holder other than Non-Accredited Investors, delivery of a properly completed and duly executed Accredited Investor Questionnaire certifying to such holder’s qualification as an accredited investor) the applicable consideration pursuant to Section 3.1, for each share of Common Stock or Preferred Stock held by such Company Equity Holder, in each case in accordance with the procedures set forth herein.

(ii)            On the Closing Date, Parent shall grant to each of the former holders of Unvested Options or RSUs (other than Non-Accredited Investor Unvested Options), Parent RSUs sufficient to satisfy Parent’s obligations to Sections 3.1(e)(ii) and 3.1(e)(iii).

(iii)           On the Closing Date, Borrower shall pay or deliver to the Surviving Company, for the benefit of the former holders of Non-Accredited Investor Vested Options, cash sufficient to satisfy Parent’s obligations pursuant to Sections 3.1(e)(iii) after accounting for cash-on-hand at the Surviving Company to satisfy such obligations. Parent shall cause the Surviving Company to make the payments required by Sections 3.1(e)(iii) to the former holders of Non-Accredited Investor Unvested Options within five (5) Business Days of the exercise of any such Unvested Option.

(iv)           Notwithstanding anything to the contrary contained in this Agreement, any holder of an electronic Certificate shall not be required to deliver such Certificate or an executed Letter of Transmittal to the Exchange Agent to receive the applicable consideration, for each such share of Common Stock or Preferred Stock represented by such electronic Certificate that such holder is entitled to receive. In lieu thereof, subject to receipt of a duly executed Accredited Investor Questionnaire certifying to such holder’s qualification as an accredited investor (unless such holder is a Non-Accredited Investor), each holder of record of one or more electronic Certificates shall automatically upon the Effective Time be entitled to receive, and Parent shall cause the Exchange Agent to pay and deliver on the Closing Date, in respect of each such electronic Certificate, the applicable consideration, for each such share of Common Stock or Preferred Stock represented by such electronic Certificate.

(v)            After the Effective Time, there shall be no transfers on the stock transfer books of the Surviving Company of any shares of Common Stock or Preferred Stock that were outstanding immediately prior to the Effective Time. If, after the Effective Time, shares of Common Stock or Preferred Stock are presented to the Exchange Agent, they shall be surrendered and canceled against delivery of the applicable consideration, as provided in this Article III.

(vi)           No interest shall accrue or be paid on the consideration payable upon the delivery of Certificates or Letters of Transmittal. None of Parent, the Surviving Company, the Exchange Agent or any of their respective Affiliates shall be liable to a Common Stockholder, Preferred Stockholder or Optionholder for any cash or interest thereon delivered to a public official pursuant to any applicable abandoned property, escheat or similar Laws. Any portion of the Exchange Fund remaining unclaimed by Common Stockholders or Preferred Stockholders or amounts unclaimed from the Surviving Company by Optionholders twelve (12) months after the Effective Time (or such earlier date immediately prior to such time when the amounts would otherwise escheat to or become property of any Governmental Authority) shall be delivered to Parent, upon demand, and any such holders prior to the Merger who have not theretofore complied with this Section 3.4 shall thereafter look only to Parent or the Surviving Company for payment of their claims for merger consideration.

(vii)          After the Effective Time, any Optionholders will be entitled to look only to the Surviving Company for payment of their respective claims for the consideration set forth in this Article III, without interest thereon, but will have no greater rights against the Surviving Company than may be accorded to general creditors thereof under applicable Law.

(viii)         In the event that any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such Certificate to be lost, stolen or destroyed, the Exchange Agent will issue or pay, or will cause to be issued or paid, in exchange for such affidavit of such lost, stolen or destroyed Certificate, the payments with respect to such Certificate to which such Person is entitled pursuant to this Article III; provided, that the Person to whom such payments are made shall, as a condition precedent to the payment thereof, agree to indemnify Parent and the Surviving Company against any claim that may be made against Parent, the Merger Subs or the Surviving Company with respect to the Certificate claimed to have been lost, stolen or destroyed.

(ix)            Notwithstanding anything in this Agreement to the contrary, the Exchange Agent, Parent, the Merger Subs and the Surviving Company shall be entitled to deduct and withhold from any amounts otherwise payable pursuant to this Agreement such amounts as are required to be deducted or withheld with respect to the making of such payment under the Code or any other provision of applicable Law. Other than with respect to any such deduction or withholding that is imposed on consideration that is properly treated as compensation for U.S. federal or applicable non-U.S. income Tax purposes, if the Exchange Agent, Parent, the Merger Subs or the Surviving Company, as applicable, determines that any withholding or deduction is required under the Code or any other provision of applicable Law, (A) the Exchange Agent, Parent, the Merger Subs, or the Surviving Company, as applicable, shall promptly notify the Securityholder Representative and (B) the Parties (as to the Securityholder Representative, following the Closing) shall use reasonable efforts to cooperate to minimize the amount of such deduction or withholding. Any such deduction or withholding shall be made first from the cash portion of the Per Share Pro Rata Holder Merger Consideration, as applicable. To the extent that amounts are so deducted or withheld and paid to the applicable Governmental Authority, such deducted or withheld amounts shall be treated for all purposes of this Agreement as having been paid to the Person in respect of which such deduction or withholding was made.

(x)            If payment of the applicable consideration in respect of a share of Common Stock or Preferred Stock is to be made to a Person other than the Person in whose name a surrendered Certificate is registered, it shall be a condition to such payment that the Certificate so surrendered shall be properly endorsed or shall be otherwise in proper form for transfer and that the Person requesting such payment shall have paid any transfer and other similar Taxes required by reason of such payment in a name other than that of the registered holder of the Certificate surrendered or shall have established to the reasonable satisfaction of Parent that such Taxes either have been paid or are not payable.

(xi)            No dividends or other distributions declared or made with respect to Parent Common Stock with a record date after the Effective Time shall be paid to the holder of any unsurrendered physical Certificate with respect to the shares of Parent Common Stock issuable upon surrender thereof, and no cash payment with respect to the applicable consideration or in lieu of fractional shares shall be paid to any such holder, until the surrender of such Certificate in accordance with this Article III. Subject to escheat, Tax or other applicable Law, following surrender of any such Certificate, there shall be paid to the holder of the certificate representing whole shares of Parent Common Stock issued in exchange therefor, without interest, at the time of such surrender, (1) the amount of any cash payable in lieu of a fractional share of Parent Common Stock to which such holder is entitled pursuant to Section 3.4(a)(xii) and (2) the amount of dividends or other distributions declared on the shares of Parent Common Stock with a record date after the Effective Time and a payment date prior to such surrender that is payable with respect to such whole shares of Parent Common Stock and, at the appropriate payment date, the amount of dividends or other distributions with a record date after the Effective Time and a payment date subsequent to such surrender payable with respect to such whole shares of Parent Common Stock.

(xii)           No certificates or scrip representing fractional shares of Parent Common Stock shall be issued upon the conversion of Common Stock, Preferred Stock or Options pursuant to this Article III. Notwithstanding any other provision of this Agreement, each holder of shares of Common Stock, Preferred Stock or Vested Options converted pursuant to the Merger who would otherwise have been entitled to receive a fraction of a share of Parent Common Stock (after taking into account all shares of Common Stock exchanged by such holder) shall receive, in lieu thereof, cash (without interest) in an amount equal to such fractional amount multiplied by the Collared Stock Price (the “Fractional Share Cash”).

(xiii)         The Exchange Agent shall invest any cash included in the Exchange Fund, as directed by Parent, on a daily basis; provided, that (A) no such investment shall relieve Parent or the Exchange Agent from making the payments required by this Article III, and following any losses, Parent shall promptly provide additional funds to the Exchange Agent for the benefit of the Company Equity Holders in the amount of such losses and (B) no such investment shall have maturities that could prevent or delay payments to be made pursuant to this Agreement. Any interest and other income resulting from such investments shall be paid to Parent.

(b)            Notwithstanding any contrary provision set forth in this Agreement, no Company Equity Holder shall be entitled to receive that portion of such holder’s applicable consideration, represented by such holder’s share of the Adjustment Escrow Amount, the Indemnification Escrow Amount or the Representative Holdback Amount until such time as such amounts (or any portion thereof), if any, are distributed to the applicable Company Equity Holders pursuant to the terms and conditions of the Escrow Agreement and Section 3.5, Section 10.8, and Section 12.1(b).

3.5            Merger Consideration Adjustment.

(a)            At least four (4) Business Days prior to the Closing Date, the Company shall prepare in consultation with Parent and deliver to Parent a good faith calculation of (i) the estimated amount of the Closing Net Working Capital (the “Estimated Closing Net Working Capital”), together with its calculation of the Closing Net Working Capital Excess (the “Estimated Closing Net Working Capital Excess”) and the Closing Net Working Capital Shortfall (the “Estimated Closing Net Working Capital Shortfall”), as applicable, (ii) the estimated amount of Closing Indebtedness (the “Estimated Closing Indebtedness”), (iv) the estimated amount of Closing Cash (the “Estimated Closing Cash”), together with its calculation of the Closing Cash Excess (the “Estimated Closing Cash Excess”) and the Closing Cash Shortfall (the “Estimated Closing Cash Shortfall”), as applicable, (v) the estimated amount of Transaction Expenses (the “Estimated Transaction Expenses”), and (vi) its good faith calculation of the Adjusted Total Consideration Value, collectively, the (“Estimated Closing Statement”).

(b)            As soon as reasonably practicable after the Closing Date, and in any event within sixty (60) days after the Closing Date, Parent shall prepare and deliver to the Securityholder Representative a statement (the “Closing Statement”) that shall set forth a calculation of (i) the Closing Net Working Capital, together with the corresponding Closing Net Working Capital Excess and Closing Net Working Capital Shortfall, as applicable, (ii) the Closing Indebtedness, (iii) the Closing Cash, together with the corresponding Closing Cash Excess and Closing Cash Shortfall, as applicable, and (iv) the Transaction Expenses. The Estimated Closing Statement and the Closing Statement shall entirely disregard any financing or refinancing arrangements entered into at any time by Parent or its Affiliates in connection with the consummation of the transactions contemplated hereby.

(c)            During the thirty (30) days immediately following the Securityholder Representative’s receipt of the Closing Statement (the “Adjustment Review Period”), the Securityholder Representative and its representatives shall be permitted to review Parent’s working papers and the working papers of Parent’s independent accountants, if any, relating to the preparation of the Closing Statement and the calculation of the Closing Net Working Capital, Closing Net Working Capital Excess, Closing Net Working Capital Shortfall, Closing Indebtedness, Closing Cash, Closing Cash Excess, Closing Cash Shortfall, and Transaction Expenses (with respect to the working papers of Parent’s independent accountants, after signing a customary confidentiality and hold harmless agreement relating to such access to the working papers of such independent accounts, in form and substance reasonably acceptable to such independent accountants), as well as the relevant books and records of the Surviving Company and its Subsidiaries, and Parent shall cause the Surviving Company and its representatives to assist the Securityholder Representative and its representatives in their review of the Closing Statement and reasonably cooperate with respect thereto. The Securityholder Representative shall notify Parent in writing (the “Notice of Adjustment Disagreement”) prior to the expiration of the Adjustment Review Period if the Securityholder Representative disagrees with any portion of the Closing Statement. The Notice of Adjustment Disagreement shall set forth in reasonable detail the basis for such disagreement, the amounts involved and the Securityholder Representative’s proposed adjustments to the Closing Statement with reasonably detailed supporting documentation. If no Notice of Adjustment Disagreement is received by Parent on or prior to the expiration date of the Adjustment Review Period, then the Closing Statement and all amounts set forth therein shall be deemed to have been accepted by the Securityholder Representative and shall become final and binding upon the Parties. During the thirty (30) days immediately following the delivery of a Notice of Adjustment Disagreement (the “Adjustment Resolution Period”), the Securityholder Representative and Parent shall seek in good faith to resolve any disagreement that they may have with respect to the matters specified in the Notice of Adjustment Disagreement. Any items agreed to by the Securityholder Representative and Parent in writing, together with any items not disputed or objected to by the Securityholder Representative in the Notice of Adjustment Disagreement, are collectively referred to herein as the “Resolved Matters.” If at the end of the Adjustment Resolution Period, the Securityholder Representative and Parent have been unable to resolve any differences they may have with respect to the matters specified in the Notice of Adjustment Disagreement, the Securityholder Representative and Parent shall refer all matters that remain in dispute with respect to the Notice of Adjustment Disagreement (the “Unresolved Matters”) to an independent certified public accounting firm in the United States of national recognition that is not currently serving as Parent or the Company’s auditor and mutually agreeable to the Securityholder Representative and Parent (the “Independent Accountant”). In the event the Securityholder Representative and Parent are unable to reasonably agree to an independent certified public accounting firm in the United States of national recognition within fifteen (15) days of the commencement of discussions regarding the identification of such an independent accountant, with the commencement of such discussions marked by written notice from one party to the other, the independent certified public accounting firm shall be appointed by the American Arbitration Association upon application by either the Securityholder Representative or Parent, in which event “Independent Accountant” shall mean such appointed firm. Within thirty (30) days after the submission of such Unresolved Matters to the Independent Accountant, the Independent Accountant, acting as an expert and not as an arbitrator, will make a final determination, binding on the Parties, of the appropriate amount of each of the Unresolved Matters and such determination shall be final, conclusive and binding on the parties. With respect to each Unresolved Matter, such determination, if not in accordance with the position of either the Securityholder Representative or Parent, shall not be in excess of the higher, nor less than the lower, of the amounts advocated by the Securityholder Representative in the Notice of Adjustment Disagreement or Parent in the Closing Statement with respect to such Unresolved Matter. For the avoidance of doubt, the Independent Accountant shall not review any line items in the Closing Statement or make any determination with respect to any matter other than the Unresolved Matters. The Independent Accountant shall base its determination solely on (i) the written submissions of Parent and the Securityholder Representative and shall not conduct an independent investigation and (ii) the extent (if any) to which the Closing Net Working Capital, Closing Indebtedness, Closing Cash and/or Transaction Expenses, require adjustment (only with respect to the Unresolved Matters), with such adjustments determined in accordance with this Agreement (including the definitions of Closing Net Working Capital, Closing Indebtedness, Closing Cash and/or Transaction Expenses, as applicable). During the review by the Independent Accountant, Parent and the Securityholder Representative shall each make available to the Independent Accountant such individuals and such information, books, records and work papers, as may be reasonably required by the Independent Accountant to fulfill its obligations under this Section 3.5(c); provided, however, the independent accountants of Parent or the Company shall not be obligated to make any working papers available to the Independent Accountant unless and until the Independent Accountant has signed a customary confidentiality and hold harmless agreement relating to such access to working papers in form and substance reasonably acceptable to such independent accountants. The costs of the Independent Accountant shall be paid 50% by the Securityholder Representative (from the Representative Holdback Amount and otherwise in accordance with Section 12.1) on behalf of the Company Equity Holders and 50% by Parent.

(d)            The “Final Closing Statement” shall mean (i) in the event that no Notice of Adjustment Disagreement is delivered by the Securityholder Representative to Parent prior to the expiration of the Adjustment Review Period, the Closing Statement delivered by Parent to the Securityholder Representative pursuant to Section 3.5(b), (ii) in the event that a Notice of Adjustment Disagreement is delivered by the Securityholder Representative to Parent prior to the expiration of the Adjustment Review Period and Parent and the Securityholder Representative are able to agree on all matters set forth in such Notice of Adjustment Disagreement, the Closing Statement delivered by the Securityholder Representative to Parent pursuant to Section 3.5(b) as adjusted pursuant to the agreement of Parent and the Securityholder Representative in writing or (iii) in the event that a Notice of Adjustment Disagreement is delivered by the Securityholder Representative to Parent prior to the expiration of the Adjustment Review Period and Parent and the Securityholder Representative are unable to agree on all matters set forth in such Notice of Adjustment Disagreement, the Closing Statement delivered by Parent to the Securityholder Representative pursuant to Section 3.5(b) as adjusted by the Independent Accountant to be consistent with the Resolved Matters and the final determination of the Independent Accountant of the Unresolved Matters in accordance with Section 3.5(c). The date on which the Final Closing Statement is finally determined in accordance with this Section 3.5(d) is hereinafter referred to as the “Determination Date.”

(e)            The “Final Adjusted Total Consideration Value” shall mean (i) the Base Cash Consideration, plus (ii) the Base Share Consideration Value, minus (iii) the Closing Indebtedness as set forth in the Final Closing Statement, minus (iv) the Transaction Expenses as set forth in the Final Closing Statement, minus (v) the Closing Net Working Capital Shortfall as set forth in the Final Closing Statement, plus (vi) the Closing Net Working Capital Excess as set forth in the Final Closing Statement, minus (vii) Closing Cash Shortfall as set forth in the Final Closing Statement, plus (viii) the Closing Cash Excess as set forth in the Final Closing Statement.

(f)             If the Final Adjusted Total Consideration Value is less than the Adjusted Total Consideration Value (such difference, the “Deficiency Amount”), then Parent and the Securityholder Representative shall, within five (5) Business Days after the Determination Date, instruct the Escrow Agent to: (i) release to Parent from the Adjustment Escrow Account the amount of cash and the number of shares of Parent Common Stock having a value (based on the Collared Stock Price, in the case of shares of Parent Common Stock) equal to the absolute value of the Deficiency Amount, with each Company Equity Holder’s contribution to such Deficiency Amount being pro rata based on his, her or its Applicable Percentage and comprised of the same proportions of cash and shares as comprises such Company Equity Holder’s Adjustment Escrow Contribution Amount; and (ii) release to the Exchange Agent, for payment to the Common Stockholders and Preferred Stockholders (including Non-Accredited Investors), and to the Surviving Company, for payment to the Optionholders (subject to any applicable withholding Taxes), the portion allocable to them of the balance remaining (if any) of the Adjustment Escrow Account (after any payment made to Parent from the Adjustment Escrow Account pursuant to the foregoing clause (i)), including any earnings thereon, in each case pro rata based on the applicable Company Equity Holder’s Applicable Percentage and comprised of the same proportions of cash and shares as comprises the such Company Equity Holder’s Adjustment Escrow Contribution Amount. Parent shall cause the Surviving Company to make such payments to the applicable Company Equity Holders on the next payroll payment date thereafter (but in no event more than fifteen (15) days thereafter). The Adjustment Escrow Amount shall serve as the sole and exclusive source of payment of any recovery by Parent pursuant to this Section 3.5.

(g)            If the Final Adjusted Total Consideration Value is greater than the Adjusted Total Consideration Value (such difference, the “Excess Amount”; provided, that the Excess Amount shall in no circumstances be more than the Adjustment Escrow Amount) then: (i) Parent shall deliver to the Exchange Agent, for payment to the Common Stockholders and Preferred Stockholders (including Non-Accredited Investors), and to the Surviving Company, for payment to the Optionholders, cash and shares of Parent Common Stock having a value equal to the Excess Amount (based on the Collared Stock Price in the case of shares of Parent Common Stock), in each case pro rata based on the applicable Company Equity Holder’s Applicable Percentage and comprised of the same proportions of cash and shares as comprises such Company Equity Holder’s Adjustment Escrow Contribution Amount; and (ii) Parent and the Securityholder Representative shall, within five (5) Business Days after the Determination Date, instruct the Escrow Agent to release the entire balance of the Adjustment Escrow Account, including any earnings thereon, to the Exchange Agent, for payment to the Common Stockholders and Preferred Stockholders (including Non-Accredited Investors), and to the Surviving Company, for payment to the Optionholders (subject to any applicable withholding Taxes), the portion allocable to them of such balance of the Adjustment Escrow Account, in each case pro rata based on the applicable Company Equity Holder’s Applicable Percentage and comprised of the same proportions of cash and shares as comprises such Company Equity Holder’s Adjustment Escrow Contribution Amount. Parent shall cause the Surviving Company to make such payments to the applicable Company Equity Holders on the next payroll payment date thereafter (but in no event more than fifteen (15) days thereafter).

(h)            The Exchange Agent shall distribute the amounts received, if any, pursuant to Section 3.5(f) or (g), as applicable, to the Common Stockholders and Preferred Stockholders.

(i)             Parent and the Surviving Company shall be entitled to conclusively rely upon distribution instructions provided by the Securityholder Representative, including with respect to whether any individual Common Stockholder, Preferred Stockholder or Optionholder received the appropriate portion of any such distribution, and in no event will Parent, the Surviving Company or any of their Affiliates have any liability to any person on account of payments or distributions made by the Exchange Agent in accordance with the instructions of the Securityholder Representative.

3.6            Certain Adjustments. If, during the Interim Period, the outstanding shares of Parent Common Stock shall have been changed into a different number of shares or a different class of shares by reason of any stock dividend, subdivision, reorganization, reclassification, recapitalization, stock split, reverse stock split, combination or exchange of shares, or any similar event shall have occurred, then the consideration payable to Company Equity Holders shall be equitably adjusted, without duplication, to proportionally reflect such change; provided, that nothing in this Section 3.6 shall be construed to permit Parent to take any action with respect to its securities that is prohibited by the terms of this Agreement.

3.7            Escrow Amounts. At the Closing, Parent shall deposit, or cause to be deposited, (i) the Adjustment Escrow Cash and the Adjustment Escrow Shares and (ii) the Indemnification Escrow Cash and the Indemnification Escrow Shares, into two separate escrow accounts to be held by the Escrow Agent in accordance with the terms of this Agreement and the Escrow Agreement.

(a)            The amount of cash and the shares in the Adjustment Escrow Account (including any earnings on amounts held in the Adjustment Escrow Account) shall be available to offset any payments owed to Parent pursuant to Section 3.5 and shall serve as the sole and exclusive source of any and all payments to Parent by the Company Equity Holders, pursuant to Section 3.5.

(b)            The terms of and timing of payments from the Adjustment Escrow Account shall be in accordance with this Agreement and the Escrow Agreement.

For the avoidance of doubt, the Parent Common Stock held by the Escrow Agent as part of the Adjustment Escrow Shares or the Indemnification Escrow Shares will be shown as issued and outstanding on Parent’s financial statements and the applicable Common Stockholder or Preferred Stockholder will be shown as the registered owner of their allocable portion of the Parent Common Stock held by the Escrow Agent on the books and records of Parent and shall have all rights with respect to their allocable portion of such Parent Common Stock during the period of time in which such shares have not been released to the applicable Common Stockholder or Preferred Stockholder or returned to Parent (including, without limitation, the right to vote such shares and the right to receive on a current basis any cash dividends or other distributions made with respect to such Parent Common Stock, which dividends or other distributions shall be promptly paid to the applicable owner of such Parent Common Stock).

3.8            Transaction Expenses. On or prior to the Closing Date, the Company shall provide to Parent a written report setting forth a list of the Transaction Expenses. At the Closing, Parent shall pay to each third party designated by the Company, by wire transfer of immediately available funds, the Transaction Expenses attributable to such third party. For the avoidance of doubt, no amounts included in the definition of Closing Indebtedness shall be included in the Transaction Expenses.

3.9            Allocation Schedule.

(a)            Attached hereto as Annex A is a schedule, prepared by the Company, executed by an authorized officer of the Company (the “Allocation Schedule”) setting forth the equity capitalization of the Company as of the date hereof, and as of the Closing Date, including, for each Company Equity Holder, (i) the name and email address of such holder, (ii) the number and class or series of Common Stock, Preferred Stock and/or Options held by such holder (and in the case of an Option, the number of shares of Common Stock underlying the applicable Option, whether such Option is an Incentive Stock Option or a nonstatutory stock option, and the exercise price (or deemed exercise price) thereof), (iii) his, her or its Applicable Percentage, (iv) with respect to Options and RSUs, the vesting schedule and expiration or termination dates thereof and (v) whether such holder is a Non-Accredited Investor, a Share-Only Holder, a Continuing Employee or Pro Rata Holder.

(b)            The Company will consider in good faith Parent’s comments to the Allocation Schedule after the date hereof, and if any adjustments are made to the Allocation Schedule by the Company at Parent’s request prior to the Closing, such adjusted Allocation Schedule shall thereafter become the Allocation Schedule for all purposes of this Agreement. The Allocation Schedule and the calculations and determinations contained therein shall be prepared in accordance with the Company’s Organizational Documents, the DGCL and the applicable definitions contained in this Agreement. Each of Parent, Borrower and the Merger Subs shall be entitled to rely (without any duty of inquiry) upon the Allocation Schedule, the Letter of Transmittal and the Accredited Investor Questionnaire, if applicable, that shall be required to be delivered by the applicable holders of Common Stock, Preferred Stock and Options as a condition to receipt of any portion of the Aggregate Consideration shall include a waiver of, among other things, any and all claims that the Allocation Schedule did not accurately reflect the terms of the Company’s Organizational Documents.

Article IV
CLOSING

4.1            Closing. Subject to the provisions of Article VI, the closing of the Mergers (the “Closing”) shall take place in New York City at the offices of Weil, Gotshal & Manges LLP, 767 Fifth Avenue, New York, New York, 10153 at 10:00 A.M. New York time on the third (3rd) Business Day after the date the conditions set forth in Article VIII (other than conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or, to the extent permissible, waiver of those conditions at the Closing) have been satisfied or, to the extent permissible, waived by the party or parties entitled to the benefit of such conditions, or at such other place, at such other time or on such other date as Parent and the Company may mutually agree; provided, that the Closing shall not occur prior to the date that is thirty (30) days after the date of this Agreement without the prior written consent of Parent (such date of Closing, the “Closing Date”).

4.2            Closing Payments. At the Closing:

(i)            Parent shall deposit, or cause to be deposited, with the Exchange Agent pursuant to Section 3.4(a), (A) certificates or evidence of book-entry shares of Parent Common Stock constituting the stock portion of the Exchange Fund and (B) the cash portion of the Exchange Fund by wire transfer of immediately available funds;

(ii)            Parent shall deposit the Adjustment Escrow Cash, by wire transfer of immediately available funds, and the Adjustment Escrow Shares with the Escrow Agent to be held in an account pursuant to the Escrow Agreement;

(iii)            Parent shall deposit the Indemnification Escrow Cash, by wire transfer of immediately available funds, and the Indemnification Escrow Shares with the Escrow Agent to be held in an account pursuant to the Escrow Agreement; and

(iv)            Parent shall wire transfer the Representative Holdback Amount to the Securityholder Representative, which shall be held to satisfy potential future obligations of the Company Equity Holders and otherwise in accordance with Section 12.1.

4.3            Closing Deliverables.

(a)            At or prior to the Closing, the Company shall deliver the following to Parent:

(i)            a certificate from the Chief Executive Officer of the Company, given on behalf of the Company and not in his individual capacity, dated the Closing Date stating that the conditions set forth in Section 8.2(a) and Section 8.2(b) have been satisfied;

(ii)            written resignations of the directors and managers, as applicable, of the Company as reasonably requested by Parent no later than ten (10) days prior to the Closing;

(iii)           a counterpart to the Escrow Agreement, duly executed by the Securityholder Representative;

(iv)           counterparts to the Registration Rights Agreement, duly executed by each of the Company Equity Holders required to be parties thereto; and

(v)            a duly executed certificate, dated as of the Closing Date, satisfying the requirements of Treasury Regulations Section 1.1445-2(c)(3), certifying that no interest in the Company is a “United States real property interest” (as defined in Section 897(c)(1) of the Code), and a notice of such certification to the IRS in accordance with the provisions of Treasury Regulations Section 1.897-2(h)(2).

(b)            At or prior to the Closing, Parent shall:

(i)             deliver to the Company a certificate from the Chief Executive Officer of Parent, given on behalf of the Parent and not in his individual capacity, dated the Closing Date stating that the conditions set forth in Sections 8.1(a) and 8.1(b) have been satisfied;

(ii)            deliver to the Company and the Securityholder Representative a counterpart to the Escrow Agreement, duly executed by Parent and the Escrow Agent; and

(iii)           deliver to the Company and the Securityholder Representative a counterpart to the Registration Rights Agreement, duly executed by Parent.

Article V
REPRESENTATIONS AND WARRANTIES OF THE COMPANY

Except as set forth in the disclosure schedule delivered by the Company to Parent immediately prior to or in connection with the execution of this Agreement (the “Company Disclosure Letter”) (each section or subsection of which qualifies the correspondingly numbered representation or warranty (whether or not specified therein) and any such other representations or warranties where its applicability to, relevance as an exception to, or disclosure for purposes of, such other representation or warranty is reasonably apparent on its face), the Company represents and warrants to Parent that:

5.1            Organization and Standing; Authority.

(a)            The Company is duly organized, validly existing and in good standing under the Laws of the State of Delaware. The Company has the requisite power to own (or lease) and operate its properties and to carry on its businesses as now conducted and is duly qualified to do business, and is in good standing, in each jurisdiction (if such jurisdiction recognizes such concept) in which the character of the properties owned or leased by it or in which the conduct of its business requires it to be so qualified, except where the failure to be so qualified or to be in good standing has not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company. Prior to the date hereof, the Company has made available to Parent correct and complete copies of its certificate of incorporation and bylaws. Section 5.1(a) of the Company Disclosure Letter sets forth each jurisdiction in which the Company is licensed or qualified to do business.

(b)            The Company, subject to the consents, approvals, authorizations and other requirements described in Section 5.4 and receipt of the Company Stockholder Approval, has the requisite corporate power and authority to execute and deliver this Agreement and all agreements and documents contemplated hereby to be executed and delivered by it, to consummate the transactions contemplated hereby and thereby and to perform its obligations hereunder and thereunder. The execution and delivery of this Agreement by the Company and such other agreements and documents contemplated hereby, the consummation of the transactions contemplated hereby and thereby and the performance of the obligations hereunder and thereunder have been duly and validly authorized by all necessary corporate or other action on the part of the Company and, other than the receipt of the Company Stockholder Approval, no other corporate or analogous action or proceeding on the part of the Company is necessary to authorize the execution and delivery by the Company hereof or thereof, the consummation of the transactions contemplated hereby or thereby or the performance of the obligations hereunder and thereunder. This Agreement has been duly and validly executed and delivered by the Company and (assuming this Agreement constitutes a legal, valid and binding obligation of each of Parent, Borrower, Merger Sub I and Merger Sub II) constitutes the legal, valid and binding obligation of the Company, enforceable against it in accordance with its terms, except as limited by: (i) applicable bankruptcy, reorganization, insolvency, fraudulent conveyance, moratorium or other similar Laws affecting the enforcement of creditors’ rights generally from time to time in effect and (ii) the availability of equitable remedies (regardless of whether enforceability is considered in a proceeding at law or in equity) (the immediately preceding clauses (i) and (ii), collectively, the “General Enforceability Exceptions”).

5.2            Capitalization.

(a)            The authorized capital stock of the Company consists of (i) 33,000,000 shares of Common Stock, of which, as of the close of business on December 21, 2021 (the “Company Capitalization Date”), 10,887,419 shares are issued and outstanding, and (ii) 14,463,320 shares of Preferred Stock, of which, as of the Company Capitalization Date, 14,458,190 shares are issued and outstanding. As of the Company Capitalization Date, the Preferred Stock is divided into series as follows: (A) 2,231,860 shares of Series A Preferred Stock, of which 2,231,860 shares are issued and outstanding, (B) 2,710,028 shares of Series B Preferred Stock, of which 2,705,259 shares are issued and outstanding, (C) 6,390,000 shares of Series C Preferred Stock, of which 6,389,639 shares are issued and outstanding, and (D) 3,131,432 shares of Series D Preferred Stock, of which 3,131,432 shares are issued and outstanding.  No shares of capital stock of the Company have been issued in violation of preemptive or similar rights.  As of the close of business on the Company Capitalization Date, there are outstanding Options to purchase 5,068,379 shares of Common Stock, and, as of the close of business on the Company Capitalization Date, all issued and outstanding shares of Common Stock are duly authorized, validly issued, fully paid and nonassessable and are shown on the Company’s capitalization records as owned by the Common Stockholders set forth on Section 5.2(a) of the Company Disclosure Letter.

(b)            Section 5.2(b) of the Company Disclosure Letter sets forth a correct and complete list of each Option outstanding as of the close of business on the Company Capitalization Date and identifies, with respect to each such award, (i) the award holder, (ii) the grant date, and (iii) solely in the case of Options, the per share exercise price (or deemed exercise price) and expiration date. Except (A) as set forth above, (B) as set forth on Section 5.2(b) of the Company Disclosure Letter, (C) as contemplated by the Organizational Documents of the Company, (D) as contemplated by the Stockholder Agreements or (E) as expressly permitted to be issued under Section 7.1, there are no: (I) outstanding securities convertible or exchangeable into or exercisable for shares of capital stock or other securities or equity interests of the Company; (II) options, warrants, calls, subscriptions, phantom equity rights, purchase rights, subscription rights, preemptive rights, rights of first refusal, registration rights, conversion rights, anti-dilution rights, exchange rights or other rights, Contracts or commitments obligating the Company to issue, transfer, sell or otherwise cause to become outstanding any shares of capital stock or other securities or equity interests of the Company; or (III) voting trusts, proxies or other agreements or understandings to which the Company is a party or by which the Company is bound with respect to the voting, transfer or other disposition of its shares of capital stock or other securities or equity interests of the Company. The Company is not subject to any obligation (contingent or otherwise) to repurchase or otherwise acquire or retire any of the equity securities or interests of the Company. There are no outstanding bonds, debentures, notes or other obligations that provide the holders thereof the right to vote (or are convertible or exchangeable into or exercisable for securities having the right to vote) with any stockholder of the Company on any matter. There are no authorized or declared but unpaid dividends or other distributions of the Company. Upon the Closing, Borrower will hold directly one hundred percent (100%) of the capital stock of, and other equity interests in, the Company, free and clear of all Liens (other than applicable restrictions on transfer under federal and state securities Laws), and no other Person will hold any (1) outstanding securities convertible or exchangeable into or exercisable for shares of capital stock or other securities or equity interests of the Company or (2) options, warrants, calls, subscriptions, phantom equity rights, purchase rights, subscription rights, preemptive rights, rights of first refusal, registration rights, conversion rights, anti-dilution rights, exchange rights or other rights, Contracts or commitments obligating the Company to issue, transfer, sell or otherwise cause to become outstanding any shares of capital stock or other securities or equity interests of the Company.

5.3            Subsidiaries. The Company does not have any Subsidiaries. The Company does not, directly or indirectly, own, and has never owned, any equity, partnership, membership or similar interest in, or any interest convertible into, exercisable for the purchase of or exchangeable for any such equity, partnership, membership or similar interest, and is not under any current or prospective written obligation to form or participate in, provide funds to, make any loan, capital contribution or other investment in, or assume any liability of, any Person.

5.4            No Conflict; Required Filings and Consents.

(a)            Neither the execution and delivery of this Agreement by the Company, nor the consummation by the Company of the transactions contemplated hereby, nor compliance by the Company with any of the provisions hereof, nor performance by the Company of its obligations hereunder will: (i) with the Company Stockholder Approval, conflict with or result in a modification or breach of any provisions of the Organizational Documents of the Company; (ii) except as set forth on Section 5.4(a) of the Company Disclosure Letter or as set forth on Section 5.11(f) of the Company Disclosure Letter, taken as a whole, constitute or result in (with or without notice or lapse of time or both) a modification or breach of or default under, require consent or approval under, result in the acceleration of any right or obligation under, or the loss of any benefit under, or the termination of, or create in any party the right to accelerate, terminate, modify or cancel, or result in any violation of, any Contract or Permit to which the Company is a party or by which any of its properties or assets is bound, or otherwise result in the creation of any Lien (other than a Permitted Lien) upon any asset of the Company; or (iii) violate any Order or Law applicable to the Company or any of its properties or assets in any material respect, except, in the case of each of the preceding clauses (ii) and (iii), as would not reasonably be expected to have a Material Adverse Effect on the Company.

(b)            Assuming the accuracy of the representations and warranties of Parent, Borrower and the Merger Subs contained in this Agreement, except (i) as may be required under the HSR Act and in connection with the CFIUS Clearance, (ii) for compliance with any applicable requirements of the securities laws, (iii) as otherwise disclosed on Section 5.4(b) of the Company Disclosure Letter and (iv) the filing of the certificates of merger in connection with the Mergers, no Consent is required by any Law to be obtained, filed or delivered by the Company in connection with the execution and delivery of this Agreement by the Company, for the consummation by the Company of the transactions contemplated by this Agreement or for compliance by the Company with any of the provisions hereof that, if such Consent is not obtained, filed or delivered, would reasonably be expected to be material to the Company.

(c)            By resolutions duly adopted, the Company Board has (i) determined that this Agreement and the transactions contemplated hereby, including the Mergers, are advisable, fair to and in the best interests of the Company and its stockholders, (ii) approved, adopted and declared advisable this Agreement and the transactions contemplated thereby, including the Mergers, (iii) directed that this Agreement be submitted to the Common Stockholders and Preferred Stockholders for its adoption and (iv) recommended that this Agreement be adopted by the Common Stockholders and Preferred Stockholders.

5.5            Financial Statements.

(a)            Attached to Section 5.5(a) of the Company Disclosure Letter are correct and complete copies of the following financial statements: (i) balance sheet of the Company as of December 31, 2018 and the statements of operations, changes in stockholders’ equity and cash flows for the year then ended that were reviewed by independent accountants (the “Company Reviewed Financial Statements”), (ii) the audited balance sheets of the Company as of December 31, 2019 and December 31, 2020, and the related audited statements of operations, changes in stockholders’ equity and cash flows for the fiscal years ended December 31, 2019 and December 31, 2020, together with the notes thereto (the “Company Audited Financial Statements”) and (iii) the unaudited balance sheet of the Company as of September 30, 2021 and the unaudited statements of operations, changes in stockholders’ equity and cash flows for the nine (9) months ended September 30, 2021 (the “Company Interim Financial Statements” and, together with the Company Reviewed Financial Statements and the Company Audited Financial Statements, the “Company Financial Statements”).

(b)            The Company Financial Statements have been prepared in accordance with GAAP (applied on a consistent basis except as may be indicated therein or in the notes thereto), and fairly present, in all material respects, the financial position, and results of operations, stockholders’ equity and cash flows of the Company as of the dates and for the periods indicated therein (subject, in the case of the Company Interim Financial Statements, to the absence of footnotes and normal year-end audit adjustments and to any other adjustments described therein, which, in each case, individually or in the aggregate, would not reasonably be expected to be material to the Company). The Company Financial Statements were prepared from and in accordance with the books and records of the Company.

(c)       The Company does not have any material liability of the nature required to be disclosed or reserved for in a balance sheet prepared in accordance with GAAP, except for liabilities (i) to the extent reflected in, reserved, known, unknown or accrued against in the Company Financial Statements, (ii) incurred since December 31, 2020 in the ordinary course of business, (iii) incurred in connection with this Agreement or the transactions contemplated hereby, or (iv) set forth on Section 5.5(c) of the Company Disclosure Letter.

(d)       The Company is not a party to, nor does the Company have any commitment to become a party to, any “off-balance sheet arrangements” (as defined in Item 303(a) of Regulation S-K promulgated by the SEC), where the purpose or intended effect of such arrangement is to avoid disclosure of any transaction involving, or liabilities of, the Company in the financial statements of the Company.

(e)      Since December 31, 2020, neither the Company’s internal accounting personnel that are responsible for preparing the financial statements of the Company (including the Company Financial Statements) nor the Company’s independent accountants have identified in writing a material weakness or any significant deficiency in the systems of internal controls utilized by the Company. For the purposes of this Section 5.5(e), the terms “significant deficiency” and “material weakness” shall have the meanings assigned to them in Release 2004-001 of the Public Company Accounting Oversight Board, as in effect on the date hereof. To the Company’s Knowledge, there are no facts that, in their totality, reasonably constitute fraud that involves management or other employees of the Company who, in each case, have a significant role in the internal controls of the Company or the preparation of the financial statements of the Company (including the Company Financial Statements).

(f)       As of the date of delivery by the Company for inclusion in the Proxy Statement for filing with the SEC following the date of this Agreement in accordance with Section 7.15, the Company Financial Statements will not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements contained therein in light of the circumstances under which they are made not misleading.

5.6       Taxes. Except as set forth on Section 5.6 of the Company Disclosure Letter:

(a)       All income and other material Tax Returns required to be filed with respect to the Company have been timely filed, and all such Tax Returns are true, correct and complete in all material respects. All Taxes imposed on or required to be paid by or with respect to the Company (whether or not shown on any Tax Return) have been fully paid or will be timely paid by the due date thereof.

(b)      There are no outstanding extensions or waivers of the statute of limitations applicable to the collection or assessment of any income or other material Taxes due from the Company, and no written request for such an extension or waiver is currently outstanding.

(c)       The Company is not a party to or bound by any Tax indemnification, allocation or sharing agreement, in each case, other than any customary commercial agreements entered into in the ordinary course of business no principal purpose of which relates to Tax.

(d)      All material Taxes required to have been withheld or paid by the Company in connection with any amounts paid or owing to any employee, independent contractor, creditor, stockholder or other third party, have been withheld and paid to the appropriate Taxing Authority, and all information statements required to be provided to payees with respect to such Taxes have been timely provided to such payees.

(e)       The Company has properly (i) collected and remitted sales, use, value added, ad valorem, personal property and similar Taxes with respect to sales made or services provided to its customers and (ii) for all sales and provisions of services that are exempt from sales, use, value added, ad valorem, personal property and similar Taxes and that were made without charging or remitting sales, use, value added, ad valorem, personal property or similar Taxes, received and retained any required Tax exemption certificates and other documentation qualifying such sale or provision of services as exempt.

(f)       There are no Liens for Taxes on the assets of the Company, except for Permitted Liens.

(g)      There is no Action pending or threatened with respect to the Company in respect of any income or other material Tax for which the Company has received written notice thereof from the Governmental Authority.

(h)      No material deficiency or proposed adjustment for any Taxes, which has not been paid in full, settled or withdrawn, has been asserted or assessed by any Taxing Authority against or with respect to the Company.

(i)        The unpaid Taxes of the Company did not, as of the date of the Company Interim Financial Statements, exceed by a material amount the accruals and reserves for Taxes (excluding any accruals or reserves for deferred Taxes established to reflect timing differences between book and Tax income) set forth in the Company Interim Financial Statements. The Company has not incurred any material liability for Taxes outside the ordinary course of business since the date of the Company Interim Financial Statements.

(j)        The Company (i) is not and has not been a member of an affiliated, combined, consolidated, unitary, or similar Tax group and (ii) has no liability for Taxes of any other Person under Treasury Regulations Section 1.1502-6 (or any similar provision of state, local or foreign Law), as a transferee or successor or by assumption or operation of Law.

(k)       No claim has been made to the Company by a Taxing Authority in a jurisdiction where the Company does not file Tax Returns that the Company is or may be subject to taxation by, or required to file any Tax Return in, that jurisdiction, which claim has not been settled or withdrawn. The Company is not subject to Tax in any jurisdiction, other than the country in which it is organized, by virtue of having, or being deemed to have, a permanent establishment, fixed place of business or similar presence.

(l)        The Company (i) has not distributed stock of another Person, or has had its stock distributed by another Person, in a transaction that was purported or intended to be governed in whole or in part by Section 355 or Section 361 of the Code and (ii) has not been or is a “United States real property holding corporation” within the meaning of Section 897(c)(2) of the Code.

(m)      The Company has not requested and is not bound by (i) any private letter ruling issued to it by the IRS or similar Tax ruling issued to it by any other Taxing Authority or (ii) any closing agreement with the IRS under Section 7121 of the Code (or with any other Taxing Authority under any comparable provision of state, local, or foreign Tax Law) or advance pricing agreement, in each case, that would be binding on the Company after the Effective Time.

(n)      The Company will not be required to include any material item of income in, or exclude any material item of deduction from, taxable income for any taxable period (or portion thereof) ending after the Closing Date as a result of any: (i) change in method of Tax accounting made prior to the Closing; (ii) “closing agreement” described in Section 7121 of the Code (or any corresponding or similar provision of state, local or foreign Tax Law) executed prior to the Closing; (iii) installment sale or open transaction disposition, made prior to the Closing; or (iv) prepaid amount received or deferred revenue realized prior to the Closing. The Company does not have any unpaid liability under Section 965 of the Code.

(o)      The Company has not engaged in any “listed transaction” within the meaning of Treasury Regulations Section 1.6011-4(b)(2) or any comparable provision of state, local or foreign Law.

(p)      Except for changes to the trading price of the Parent Common Stock, the Company has no reason to believe that any conditions or facts exist that would reasonably be expected to prevent or impede the Mergers, taken together, from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code.

For purposes of this Section 5.6, references to the Company shall include any entity that was merged with or liquidated or converted into such Person.

5.7        Title to Properties; Sufficiency of Assets.

(a)       Except as would not reasonably be expected to be, individually or in the aggregate, material to the Company, the Company has good and valid title to or a valid leasehold interest in all of the properties and assets, tangible or intangible, reflected in the Company Financial Statements as being owned or leased, as applicable, by the Company, free and clear of all Liens, except for Permitted Liens, excluding properties and assets sold or disposed of by the Company (i) since December 31, 2020 in the ordinary course of business consistent with past practice or (ii) as permitted by Section 7.1. The properties and assets of the Company are in good condition and repair in all material respects, subject to normal wear and tear and as would not reasonably be expected to be material to the business of the Company. Any Permitted liens on the properties and assets of the Company, individually or in the aggregate, do not materially interfere with the use of any such property or asset by the Company.

(b)      Assuming all necessary Consents have been obtained under Applicable Competition Laws, the properties and assets of the Company as of immediately following the Closing will be sufficient to operate and conduct the business of the Company immediately following the Closing in substantially the same manner as such business is conducted as of the date hereof, and will comprise in all material respects all of the properties and assets of the Company necessary for the operation and conduct of the business as currently operated and conducted by the Company. Without limiting the generality of the foregoing, no (x) officer or director of the Company, member of their immediate families or any of their Affiliates (other than the Company) or (y) employee of the Company owns or holds any right, title or interest in, to or under any asset (including, for the avoidance of doubt, any Contract) of, or that is primarily used in, or that is otherwise used in and in any respect material to, the business of the Company.

5.8       Real Property.

(a)      The Company does not own any real property.

(b)      Section 5.8(b) of the Company Disclosure Letter contains a true and complete listing of all of the Real Property leased, subleased, licensed, used or otherwise occupied by the Company as of the date hereof (the “Leased Real Property”). Prior to the date hereof, the Company has made available to Parent correct and complete copies of all Real Property Leases.

(c)      The Leased Real Property listed on Section 5.8(b) of the Company Disclosure Letter comprises all Leased Real Property used by the Company in the conduct of its business and operations as currently conducted.

(d)      All Leased Real Property is held by the Company under leases or subleases (collectively, including all amendments, extensions, renewals, guaranties and other agreements with respect thereto, the “Real Property Leases”) that are, in all material respects, valid instruments, enforceable against the Company and, to the Company’s Knowledge, the other party thereto, in accordance with their respective terms, except as limited by the General Enforceability Exceptions. Except with respect to the Real Property Leases set forth in Section 5.8(d) of the Company Disclosure Letter, each Real Property Lease will continue to be valid and enforceable on identical terms immediately following the Closing. There is no default or breach by the Company or, to the Company’s Knowledge, any other party, in the timely performance of any obligation to be performed or paid under any such Real Property Lease or any other provision thereof, in any such case, that would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company. Other than the Mergers and any other transactions contemplated by this Agreement, solely with respect to the Real Property Leases set forth in Section 5.8(d) of the Company Disclosure Letter, to the Company’s Knowledge, no circumstance exists which, with the delivery of notice, the passage of time or both, would give rise to any right, including any material modification, acceleration, payment, cancellation or termination that is adverse to the Company, under, or in any manner release any party thereto from any material obligation owed to the Company under, such Real Property Lease. The rent set forth in such Real Property Lease is the actual rent being paid, and there are no separate agreements or understandings with respect to such rent. As of the date hereof, the Company has sufficient rights of access with respect to any and all Leased Real Property that is necessary for the conduct of the business of the Company as currently conducted, and there are no pending Actions or, to the Company’s Knowledge, threatened Actions by any Governmental Authority or any other Person to cancel, terminate or modify such rights of access.

(e)      Except as set forth on Section 5.8(e) of the Company Disclosure Letter and as would not reasonably be expected to be, individually or in the aggregate, material to the Company, (i) to the Company’s Knowledge, no Person, other than the Company, possesses, uses or occupies all or any portion of any Leased Real Property, and (ii) as of the date hereof, there are no pending or, to the Company’s Knowledge, threatened Actions to take all or any portion of any Leased Real Property or any interest therein by eminent domain or any condemnation proceeding (or the jurisdictional equivalent thereof) or any sale or disposition in lieu thereof.

5.9       Compliance with Laws. Except as set forth on Section 5.9 of the Company Disclosure Letter:

(a)      The Company is and, since January 1, 2018, has been in compliance in all material respects with all Laws and Orders applicable to the Company or its business or properties or assets.

(b)      Since January 1, 2018, (i) the Company has not received any written notification or communication from any Governmental Authority asserting or alleging that the Company is not in material compliance with any applicable Law or Order and (ii) no claims, charges or investigations are pending or, to the Company’s Knowledge, threatened in writing against the Company or any of its directors, officers or employees (in their respective capacities as such) with respect to any material violation of any applicable Law or Order.

(c)      For the last five years, the Company has not received written notice that it is the subject of any bribery, anti-money laundering, anti-corruption or anti-kickback investigation by any Governmental Authority, and, to the Company’s Knowledge, no such investigation is pending or has been threatened. Neither the Company, nor any director, officer or employee thereof (in their capacities as such) nor, to the Company’s Knowledge, any agent, representative, distributor or sales intermediary thereof or other third parties acting on behalf thereof (in their capacities as such) has, within the last five years, (i) violated any applicable anti-money laundering Law, anti-corruption Law or anti-bribery Law of any jurisdiction in which it conducts its business, including the U.S. Foreign Corrupt Practices Act, or (ii) made, directly or indirectly, any illegal bribe or kickback, illegal political contribution or any illegal payment or offer of payment or thing of value from corporate funds to any person acting or purporting to act in an official capacity for any Governmental Authority or political party (or any candidate thereof) for the purpose of (A) improperly influencing his or her official action or the action of the Governmental Authority or political party he or she represents, (B) obtaining an improper advantage or unfair concession in securing business or licenses or (C) improperly obtaining or retaining business. In the last five years, the Company has not conducted or initiated any internal investigation or made any voluntary, directed or involuntary disclosure to any Governmental Authority or similar agency with respect to any alleged act or omission arising under or relating to any noncompliance with any anti-money laundering, anti-bribery, or anti-corruption Law, including the U.S. Foreign Corrupt Practices Act, in any way relating to the Company and no employee of the Company has been disciplined or had his or her employment terminated as a result of any violation of any provision of any such Law.

(d)      Neither the Company nor any of its directors, officers, employees or, to the Company’s Knowledge, representatives, distributors, sales intermediaries, agents, or any other Person acting for or on behalf of the Company (i) is a Person with whom transactions are prohibited or restricted under any applicable economic sanctions or export control Laws, including those administered by the U.S. government (including, without limitation, the Department of the Treasury’s Office of Foreign Assets Control, the Department of State, or the Department of Commerce), the United Nations Security Council, the European Union, or Her Majesty’s Treasury or (ii) has violated any Laws applicable to the Company relating to economic sanctions or export controls within the last five years. The Company is, and for the past five years has been, in possession of and in compliance with any and all licenses, registrations, and permits that may be required for their lawful conduct under applicable economic sanctions, import, and export control Laws, including without limitation the Export Administration Regulations. Within the past five years, the Company has not made any voluntary disclosure to any Governmental Authority relating to sanctions, import, or export control Laws; been, to the Company’s Knowledge, the subject of any investigation or inquiry regarding compliance with such Laws; or been assessed any fine or penalty under such Laws.

(e)      Since January 1, 2018, except as would not reasonably be expected to be, individually or in the aggregate, material to the Company, all claims made by the Company in advertising, marketing and promotional materials in any media (including labels and packaging) relating to the products sold by the Company were, to the Company’s Knowledge, truthful, non-deceptive, non-misleading and otherwise in compliance with all applicable Laws, in each case, at the time such claims were made by the Company.

5.10     Permits. The Company has all material Permits that are currently required in connection with its business as currently conducted and in connection with its ownership of its assets and properties. The Company is in compliance in all material respects with all terms and conditions of such Permits, and all of such Permits are valid and in full force and effect. Since January 1, 2018, the Company has not received any written notification or communication from any Governmental Authority asserting that the Company is not in compliance with, or threatening to revoke, suspend, amend or cancel, any material Permit.

5.11      Employee Plans.

(a)      Section 5.11(a) of the Company Disclosure Letter sets forth a complete list of all Employee Plans, excluding any plan mandated by applicable Law.

(b)      With respect to each Employee Plan, the Company has provided or made available to Parent true, correct and complete copies of, as applicable, (i) the Employee Plan and any amendments thereto (or if the Employee Plan is not a written Employee Plan, a written description of the material terms thereof); (ii) the most recent determination, opinion or advisory letter received from the IRS; (iii) the current summary plan description and each summary of material modifications thereto; (iv) the annual report most recently filed with any Governmental Entity (e.g., Form 5500 and all schedules thereto); (v) any related trust agreement, insurance Contracts, or other funding vehicle; (vi) the nondiscrimination testing report for the most recently completed plan year; and (vii) any notices to or from the IRS or any office or representative of the U.S. Department of Labor or any Governmental Authority dated within the past three (3) years relating to any compliance issues.

(c)      Each Employee Plan has been established, maintained, operated and administered in all material respects in accordance with its terms and in compliance with all applicable Laws and regulations relating to that Employee Plan. Each Employee Plan intended to qualify under Section 401(a) or 501(c)(9) of the Code has received a favorable determination letter from the IRS that such Employee Plan is so qualified or is operated under the terms of a pre-approved plan for which the provider of the plan has received an IRS opinion or advisory letter that the Employee Plan is so qualified, and no event has occurred or circumstances exist that would reasonably be expected to result in the loss of such qualification or exemption or the imposition of any liability, penalty or Tax under ERISA or the Code.

(d)      Neither the Company nor any member of the Controlled Group has at any time sponsored, maintained, contributed to, had an obligation to contribute to, or has had any liability with respect to (i) a “defined benefit plan” as defined in Section 3(35) of ERISA, (ii) a pension plan subject to the funding standards of Section 302 of ERISA or Section 412 of the Code, or (iii) a “multiemployer plan” as defined in Section 3(37) of ERISA or Section 414(f) of the Code. Neither the Company nor any member of the Controlled Group has or could reasonably be expected to have any current or contingent liability with respect to any plan described in (i) through (iii) above. No Employee Plan provides for or promises, and neither the Company nor any of its Affiliates has any obligation to provide, any post-retirement or other post-termination health or life insurance benefits, except as may be required by Section 4980B of the Code and Section 601 of ERISA or any employment Contract listed on Section 5.11(a) of the Company Disclosure Letter.

(e)       Except as set forth on Section 5.11(e) of the Company Disclosure Letter, as of the date hereof, no litigation, arbitration or governmental administrative proceeding (other than those relating to routine claims for benefits) is pending or, to the knowledge of the Company, (i) threatened with respect to any Employee Plan, and (ii) to the Company’s Knowledge, no facts or circumstances exist that could reasonably be expected to give rise to such litigation, arbitration or governmental administrative proceeding.

(f)       Except pursuant to the Employee Plans listed on Section 5.11(f) of the Company Disclosure Letter, (i) no amount that could be received (whether in cash or property or the vesting of property) as a result of any of the transactions contemplated by this Agreement by any employee, officer or director of the Company or any of its Affiliates who is a “disqualified individual” (as such term is defined in Treasury Regulations Section 1.280G-1) under any employment, severance or termination agreement, other compensation arrangement or Employee Plan currently in effect would be characterized as an “excess parachute payment” (as such term is defined in Section 280G(b)(1) of the Code), (ii) no Employee Plan provides, and the Company otherwise does not have any indemnity or obligation to provide, any gross-up or reimbursement of Taxes imposed by Section 4999 of the Code or any Taxes or interest imposed or accelerated under Section 409A of the Code, and (iii) neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated hereby (either alone or in conjunction with additional or subsequent events, including any termination of employment or service), will (A) result in any payment (including any severance or bonus payment) becoming due to any current or former employee or director of the Company, (B) result in any forgiveness of indebtedness to any current or former employee or director of the Company, (C) increase, or result in an acceleration of the time of payment or vesting of, the compensation or benefits otherwise due to any current or former employee or director of the Company (except as required under Section 411(d)(3) of the Code), (D) trigger any payment or funding (through a grantor trust or otherwise) of any compensation or benefits under any Employee Plan, or (E) limit or prohibit the ability to amend, merge, terminate, or receive a reversion of assets from any Employee Plan or related trust. Section 5.11(f) of the Company Disclosure Letter sets forth a true and complete list of each Bonus Payment.

(g)      Each Employee Plan which is maintained outside of the United States (i) has been operated in all material respects in conformance with the applicable statutes or governmental regulations and rulings relating to such plans in the jurisdictions in which such Employee Plan is present or operates and, to the extent relevant, the United States, (ii) that is intended to qualify for special tax treatment meets all requirements for such treatment and (iii) that is intended to be funded and/or book-reserved are fully funded and/or book reserved, as appropriate, based upon reasonable actuarial assumptions. There are no defined benefit pension plans maintained outside of the United States.

5.12     Material Contracts.

(a)      Set forth on Section 5.12(a) of the Company Disclosure Letter is a correct and complete list of each Material Contract (as defined below) that is in effect as of the date hereof, and the Company has made available to Parent prior to the date hereof a true, correct and complete copy of each Material Contract. For purposes of this Agreement, “Material Contract” means any of the following Contracts to which the Company is a party or by which any of its properties or assets are bound (other than Contracts that are, or are primarily related to, Employee Plans or Contracts that will be fully performed or satisfied at or prior to the date hereof):

(i)        each Contract that provides for the formation, creation, operation, management or control of any joint venture or partnership;

(ii)       each Contract or series of related Contracts providing for capital expenditures by the Company with an outstanding amount of unpaid obligations and commitments in excess of $250,000;

(iii)      each Contract or instrument with respect to Indebtedness of the Company, any Contract relating to any obligations of such Person in respect of letters of credit, surety bonds or similar instruments, whether or not drawn, and any Contract relating to any Liens (other than Permitted Liens) on any material assets of or equity interests in the Company;

(iv)      constitutes an interest rate cap, interest rate collar, interest rate, currency or commodity derivative or other contract or agreement relating to a hedging transaction;

(v)       constitutes a loan to any Person by the Company in an amount in excess of $10,000;

(vi)      prohibits the pledging of capital stock of the Company or prohibits the issuance of guarantees by the Company;

(vii)     [reserved];

(viii)    each Contract or series of related Contracts under which the Company made or received payments equal to more than $250,000 in calendar year 2021 that is not terminable without penalty upon less than sixty (60) days’ prior written notice by the Company;

(ix)      each Contract that includes a material limitation on the ability the Company to compete in any material line of business in any geographical territory, or a covenant not to compete that is applicable to any of the Company;

(x)       each supply Contract relating to any sole source of supply of any raw material or component;

(xi)      each Contract containing any right of first refusal, right of first offer or similar right of any third party with respect to an acquisition of any material asset of the Company;

(xii)     each Contract that contains any most favored nation, exclusivity, minimum commitment, minimum purchase or similar obligation that (A) is material to the Company and (B) purports to apply to or bind Affiliates of the Company;

(xiii)    each Contract for the acquisition or disposition (by merger or purchase or sale of shares or all or substantially all of the assets of a Person) of properties, businesses, assets or securities (A) entered into since January 1, 2018 and involving consideration in excess of $100,000 or (B) containing any outstanding purchase price adjustment, “earn-out,” indemnification, contingent payment or other obligations, except, in each case of clauses (A) and (B), Options;

(xiv)    each material Contract that requires a Consent or that otherwise contains a provision relating to a “change of control,” in either case, that would be expected to be required or triggered by this Agreement or the transactions contemplated hereby;

(xv)     each stockholders agreement, investor rights agreement, voting agreement or registration rights agreement or similar agreement relating to equity securities of the Company;

(xvi)    any Contract pursuant to which (A) any third party grants to the Company a license, right, permission, consent, non-assertion or release with respect to any Intellectual Property, other than (1) non-exclusive click-wrap, shrink-wrap and off-the-shelf Software licenses, and any other non-exclusive Software licenses, in each case, that are commercially available on standard terms to the public generally with fees of less than $100,000, (2) non-disclosure agreements or Invention Assignment Agreements entered into in the ordinary course of business, and (3) licenses to Open Source Software, or (B) the Company grants a license, right, permission, consent, non-assertion or release with respect to any Owned Intellectual Property or Owned Company Software, other than (1) non-exclusive object-code Software licenses granted to its customers in the ordinary course of business, (2) non-exclusive licenses granted to its service providers in the ordinary course of business solely for the performance of services for the Company, and (3) non-disclosure agreements entered into in the ordinary course of business;

(xvii)    any Contract that (A) provides for any invention, creation, conception or other development of any material Intellectual Property (1) by the Company for any other Person, (2) by the Company jointly with any other Person or (3) for the Company by any other Person (excluding any Invention Assignment Agreements) or (B) provides for the assignment or other transfer of any ownership interest in any material Intellectual Property (1) to the Company by any other Person (excluding any Invention Assignment Agreements) or (2) by any the Company to any other Person;

(xviii)  each Contract to purchase, use or occupy any real property, including the Leased Real Property;

(xix)    each Contract relating to the settlement of any Action or threatened Action involving the Company or any of its directors or officers (in their capacities as such) that imposes continuing material obligations on the Company after the date hereof;

(xx)     each Contract with any Governmental Authority;

(xxi)    each Affiliate Agreement;

(xxii)   each Contract that provides for the assumption of any Tax, environmental or other liability of any Person;

(xxiii)  each Contract that provides for severance payments or change in control, retention, sale or transaction or similar bonuses to employees, consultants, officers or directors of the Company; and

(xxiv)  any (A) other Contract of a type not contemplated by clauses (i) through (xxiii) above that is not made in the ordinary course of business consistent with past practice and is material to the Company or its business, taken as a whole, or (B) Contract to do any of the foregoing.

(b)      Each of the Material Contracts is in full force and effect and is a legal, valid and binding agreement of the Company, and, to the Company’s Knowledge, each other party thereto, subject only to the General Enforceability Exceptions, and except as would not reasonably be expected to be, individually or in the aggregate, material to the Company, there is no default or breach thereunder by the Company, to the Company’s Knowledge, any other party, nor, to the Company’s Knowledge, does any condition exist that with notice or lapse of time or both would reasonably be expected to result in a default or breach thereunder. As of the date hereof, (i) the Company has not received written notice that any party to a Material Contract intends to cancel, not renew or terminate such Material Contract or to exercise or not exercise any option under such Material Contract and (ii) the Company has not given written notice of cancellation, non-renewal or termination of any Material Contract, or of the exercise or non-exercise of any option under any Material Contract.

5.13     Legal Proceedings. Except as set forth on Section 5.13 of the Company Disclosure Letter and except as has not been and would not reasonably be expected to be, individually or in the aggregate, material to the Company, as of the date hereof, (a) there are no Actions pending or, to the Company’s Knowledge, threatened in writing against or affecting the Company or in respect of its properties or assets or involving any director, officer, equityholder, stockholder, member or employee of the Company (in their respective capacities as such), (b) the Company is not subject to any Order with respect to which the Company have any future obligations, (c) since January 1, 2018, there are no facts that would reasonably be expected to form the basis for any class action or other group Action against or involving the Company and (d) the Company is not a plaintiff in any Action.

5.14     Intellectual Property and Information Technology.

(a)      Section 5.14(a) of the Company Disclosure Letter sets forth, as of the date hereof, a true, correct and complete list of: (i) all Company Registered Intellectual Property (specifying for each item (A) the record owner and, if different from the record owner, the beneficial owner, (B) the jurisdiction in which such item has been issued, registered or filed, (C) the issuance, registration or application date and (D) the issuance, registration or application number, in each case, as applicable); and (ii) all material unregistered Trademarks included in the Owned Intellectual Property. All renewal, maintenance and other necessary filings and fees due and payable prior to the date hereof to any relevant Governmental Authority or Internet domain name registrar to maintain all Company Registered Intellectual Property in full force and effect have been timely submitted or paid in full. All Company Registered Intellectual Property is subsisting and to the Company’s Knowledge, all issuances and registrations included in the Company Registered Intellectual Property are valid and enforceable in accordance with applicable Law.

(b)      The Company is the sole and exclusive owner of all rights, title and interest in and to all Owned Intellectual Property, free and clear of all Liens (other than Permitted Liens). The Company has valid and enforceable rights to use, pursuant to a written license, sublicense, agreement or permission, all Licensed Intellectual Property, free and clear of all Liens (other than Permitted Liens). The Owned Intellectual Property and such Licensed Intellectual Property collectively constitute all Intellectual Property used in, and necessary and sufficient for, the conduct of the business of the Company, as presently conducted.

(c)      None of the Company, the conduct of the business of the Company or the practice by the Company of any Owned Intellectual Property has, in the past six years, infringed, misappropriated (or resulted from a misappropriation of), diluted or otherwise violated, or is infringing, misappropriating (or results from the misappropriation of), diluting or otherwise violating any Intellectual Property of any Person. Except as set forth on Section 5.14(c) of the Company Disclosure Letter, the Company has not received from any Person in the past three years any written (or, to the Company’s Knowledge, other) notice, charge, complaint, claim or other assertion: (i) of any infringement, misappropriation, dilution or other violation of any Intellectual Property of any Person; (ii) inviting the Company to take a license under any Intellectual Property of any Person in a manner that could reasonably be construed as a notice of potential infringement; or (iii) challenging the ownership, use, validity or enforceability of any Owned Intellectual Property or Licensed Intellectual Property. Except as set forth on Section 5.14(c) of the Company Disclosure Letter, to the Company’s Knowledge, in the past six years, no other Person has infringed, misappropriated, diluted or violated, or is infringing, misappropriating, diluting or violating, any material Owned Intellectual Property or any material Licensed Intellectual Property exclusively licensed to the Company. None of the Owned Intellectual Property or, to the Company’s Knowledge, Licensed Intellectual Property exclusively licensed to the Company is subject to any pending or outstanding order, settlement, consent order or other disposition of any dispute that adversely restricts the use, transfer or registration of, or adversely affects the validity or enforceability of, such Intellectual Property.

(d)      No past or present director, officer or employee of the Company owns (or has any claim or any right (whether or not currently exercisable) to any ownership interest, in or to) any Owned Intellectual Property. Each of the past and present directors, officers, employees, consultants and independent contractors of the Company who has been or is engaged in creating or developing for or on behalf of the Company any material Intellectual Property in the course of such Person’s employment or engagement has executed and delivered a written agreement, pursuant to which such Person has (i) agreed to hold all confidential information of the Company in confidence both during and after such Person’s employment or retention, as applicable, and (ii) to the extent permitted by applicable Laws, presently assigned to the Company all of such Person’s rights, title and interest in and to all Intellectual Property created or developed for the Company in the course of such Person’s employment or retention thereby (each, an “Invention Assignment Agreement”). To the Company’s Knowledge, there is no material uncured breach by any such Person with respect to material Intellectual Property under any such Invention Assignment Agreement.

(e)      No funding, facilities or personnel of any Governmental Authority or any university, college, research institute or other educational institution has been or is being used to create, in whole or in part, any Owned Intellectual Property or, to the Company’s Knowledge, Licensed Intellectual Property exclusively licensed to the Company.

(f)       The Company has taken commercially reasonable steps to maintain the secrecy and confidentiality of all Trade Secrets included in the Owned Intellectual Property and all Trade Secrets of any Person to whom the Company has a confidentiality obligation with respect to such Trade Secrets. No Trade Secret that is material to the business of the Company has been authorized by the Company to be disclosed or, to the Company’s Knowledge, has been actually disclosed to any Person other than (i) pursuant to a written agreement restricting the disclosure and use of such Trade Secret or (ii) to a Person who otherwise has a duty to protect such Trade Secret.

(g)      None of the source code for any Owned Company Software has been licensed or provided to, or used or accessed by, any Person (other than employees or contractors of the Company who have entered into written agreements restricting the disclosure and use of such source code). The Company is not a party to any source code escrow Contract or any other Contract (or a party to any Contract obligating the Company to enter into a source code escrow Contract or other Contract) requiring the deposit of any source code or related materials for any Owned Company Software.

(h)      Section 5.14(h) of the Company Disclosure Letter lists all Open Source Software that is embedded with or otherwise incorporated into Owned Company Software that is distributed or otherwise conveyed to third party end users. The Company has complied and does comply in all material respects with all license terms applicable to any item of Open Source Software that is or has been included, incorporated or embedded in, linked to, combined or distributed with or used in the delivery or provision of any Owned Company Software. No Open Source Software is or has been included, incorporated or embedded in, linked to, combined or distributed with or used in the delivery or provision of any Owned Company Software, in each case, in a manner that requires or obligates the Company to: (i) disclose, contribute, distribute, license or otherwise make available to any Person (including the open source community) any source code included in the Owned Company Software; (ii) license any Owned Company Software for making modifications or derivative works; (iii) disclose, contribute, distribute, license or otherwise make available to any Person any Owned Company Software for no or nominal charge; or (iv) grant a license to, or refrain from asserting or enforcing, any of its Patents.

(i)       The Owned Company Software is free from any defect, virus or programming, design or documentation error or corruptant that would have a material adverse effect on the operation or use of the Owned Company Software in the manner currently used by the Company. None of the Owned Company Software: (i) contains any Contaminants; (ii) constitutes, contains or is considered “spyware” or “trackware” (as such terms are commonly understood in the software industry); (iii) records a user’s actions without such user’s knowledge; or (iv) employs a user’s Internet connection without such user’s knowledge to gather or transmit information on such user or such user’s behavior. The Company implements and maintains in all material respects, and has during the past three years implemented and maintained in all material respects, commercially reasonable procedures designed to mitigate against the likelihood that the Owned Company Software contains any Contaminant or other Software routines or hardware components designed to permit unauthorized access to or disable, erase or otherwise harm Software, hardware or data.

(j)       The Company owns or has a valid and enforceable right to access and use the IT Systems in the manner in which it is currently accessed or used in the conduct of the business of the Company. The IT Systems (i) are adequate in all material respects for the conduct of the business of the Company as currently conducted and (ii) to the Company’s Knowledge, do not contain any Contaminants, faults or devices that (A) materially disrupt or adversely affect the functionality of the IT Systems, except as disclosed in their documentation or (B) enable or assist any Person to access without authorization any IT Systems. During the past three years, to the Company’s Knowledge, there has been no unauthorized access to or breach or violation of any IT Systems. In the past three years, there have been no failures, breakdowns, continued substandard performance, data loss, material outages, material unscheduled downtime or other adverse events affecting any such IT Systems that have caused the substantial disruption of or interruption in or to the use of such IT Systems in the conduct of the business of the Company.

(k)      Except as set forth on Section 5.14(k) of the Company Disclosure Letter, neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated hereby (either alone or in combination with any other event) will result in: (i) the loss or impairment of, or any Lien on, any Owned Intellectual Property or Licensed Intellectual Property; (ii) the release, disclosure or delivery of any source code included in the Owned Company Software to any Person; (iii) the grant, assignment or transfer to any other Person of any license or other right or interest under, to or in any Owned Intellectual Property or Licensed Intellectual Property; (iv) a requirement of payment of any additional consideration to, or the reduction of any payments from, any Person with respect to any Owned Intellectual Property or Licensed Intellectual Property; or (v) the breach of, or creation on behalf of any Person of the right to terminate or modify any Contract relating to any Owned Intellectual Property or Licensed Intellectual Property.

5.15     Privacy and Data Security.

(a)      The Company and, to the Company’s Knowledge, any Person acting for or on the Company’s behalf is, and for the past three years has been, in compliance with all Privacy Requirements. The Company has implemented and maintained adequate policies, procedures and systems for receiving and appropriately responding to requests from individuals concerning their Personal Information to the extent required under applicable Privacy Requirements. None of the Company’s privacy policies or notices have contained any material omissions or been materially misleading or deceptive. The Company has not received any written notice (including written from third parties acting on its behalf) of any claims, charges, investigations, or regulatory inquiries related to or alleging the violation of any Privacy Requirements. To the Company’s Knowledge, there are no facts or circumstances that could reasonably form the basis of any such claim, charge, investigation, or regulatory inquiry.

(b)      The Company has (i) implemented and maintained commercially reasonable and appropriate technical and organizational safeguards to reasonably protect all Personal Information and other confidential data in its possession or under its control against loss, theft, misuse or unauthorized access, use, modification, alteration, destruction or disclosure and (ii) obtained contractual commitments to the extent required by applicable Privacy Laws or as otherwise appropriate from all third-party service providers, outsourcers, processors or other third parties who process, store or otherwise handle any Personal Information for or on behalf of the Company have agreed to comply with applicable Privacy Laws and taken reasonable steps to maintain the privacy and confidentiality of Personal Information and to protect and secure Personal Information from loss, theft, misuse or unauthorized access, use, modification, alteration, destruction or disclosure. To the Company’s Knowledge, any third party who has provided any Personal Information to any the Company has done so in compliance with applicable Privacy Laws, including providing any notice and obtaining any consent required.

(c)      Except as set forth on Section 5.15(c) of the Company Disclosure Letter, there have been no material breaches, security incidents, misuse of or unauthorized access to or disclosure of any Personal Information in the possession or control of the Company or collected, used or processed by or on behalf of the Company, and the Company has not provided or been required to provide any notices to any Person in connection with any disclosure of any Personal Information. The Company has implemented commercially reasonable disaster recovery and business continuity plans, and taken actions consistent with such plans, to the extent required, to safeguard all data and Personal Information in its possession or control. The Company has conducted commercially reasonable privacy and data security testing or audits at reasonable and appropriate intervals and has resolved or remediated any privacy or data security issues or vulnerabilities identified. Neither the Company nor any third party acting at the direction or authorization of the Company has paid any perpetrator of any data breach incident or cyber-attack.

(d)      The transfer of Personal Information in connection with the transactions contemplated by this Agreement will not violate any Privacy Requirements. The Company is not subject to any Privacy Requirements that, following the Closing, would prohibit the Company from receiving, accessing, storing or using any Personal Information in the manner in which the Company received, accessed, stored and used such Personal Information prior to the Closing. The execution, delivery and performance of this Agreement materially complies with all applicable Privacy Requirements.

5.16     Insurance. Section 5.16 of the Company Disclosure Letter sets forth, as of the date hereof, a true, complete and correct list of all policies of insurance maintained by the Company and covering the Company and its business, assets and properties (excluding insurance policies relating to Employee Plans) (the “Company Policies”). The Company Policies provide insurance coverage adequate to comply in all material respects with all applicable Laws and Material Contracts and are in full force and effect, and the Company has not received written notice of cancellation of any Company Policy or, to the Company’s Knowledge, is in default thereunder. All premiums due with respect thereto as of the date hereof have been paid.

5.17     Personnel.

(a)      The Company has delivered to Parent a true and complete list (which list may include employee identification numbers rather than names in the Company’s judgment in light of applicable Privacy Laws) of each current employee of the Company as of December 15, 2021, setting forth the following information (unless such information is not disclosable to Parent pursuant to applicable Law, in which case, the name of such employee and other identifying information may be redacted to the extent necessary to comply with such applicable Law) for each such employee: (i) title/position, (ii) principal place of employment, (iii) status (active or on leave, full-time or part-time), (iv) hire date, (v) annual base salary or base wage rate and (vi) target annual cash bonus opportunity.

(b)      (i) The Company is not a party to or subject to any collective bargaining agreements, (ii) no labor union or other collective bargaining unit represents or, to the Company’s Knowledge, claims to represent the Company’s employees (excluding, for the avoidance of doubt, any works council) and (iii) there is no union campaign pending, or threatened in writing, to solicit cards from employees to authorize a union to request a National Labor Relations Board certifications election with respect to the Company’s employees. There are no strikes, lockouts, slowdowns, or work stoppages pending, or to the Company’s Knowledge, threatened, with respect to any employees of the Company. Section 5.17(b) of the Company Disclosure Letter sets forth each works council that represents or relates to any employee of the Company.

(c)      The Company is, and has been, in compliance in all material respects with all applicable Laws relating to employment and employment practices, the classification of employees and contractors, wages, overtime, hours, collective bargaining, unlawful discrimination, civil rights, safety and health, workers’ compensation and terms and conditions of employment, in each case, except where the failure to be in compliance has not been and would not reasonably be expected to be, individually or in the aggregate, material to the Company.

(d)            Except as set forth on Section 5.17(d) of the Company Disclosure Letter, (i) the Company has not received written notice that there are any material charges with respect to or relating to the Company pending, before the Equal Employment Opportunity Commission or any national, federal, state or local agency, domestic or foreign, responsible for the prevention of unlawful employment practices, and (ii) to the Company’s knowledge, no such material charges are threatened.

5.18         Environmental, Health and Safety Matters. Except as set forth on Section 5.18 of the Company Disclosure Letter:

(a)            The Company is and, for the past three years has been, in compliance, except for any such instance of non-compliance that would not result in the Company incurring material liabilities, with all applicable Environmental, Health and Safety Requirements in connection with the ownership, use, maintenance or operation of its business or assets or properties. Except as would not result in the Company incurring material liabilities, there are no pending or, to the Company’s Knowledge, any threatened written allegations by any Person that the properties or assets of the Company are not, or that its business has not been conducted, in compliance with all applicable Environmental, Health and Safety Requirements. The Company has not assumed any liability of any other Person under any applicable Environmental, Health and Safety Requirement.

(b)            There are no ongoing investigations, cleanups or other remediation activities being conducted by or on behalf of the Company at any real property currently or formerly owned, leased or occupied by the Company for the purpose of treating, abating, removing, containing or otherwise addressing any Hazardous Materials, and, for the past three years, the Company has not received any written notice, request for information or order from a Governmental Authority or third party alleging that any such investigation, cleanup or other remediation activity must be conducted that remains unresolved.

(c)            To the Company’s Knowledge, none of the real properties leased by the Company are subject to any Lien (other than a Permitted Lien) in favor of any Governmental Authority for (i) liability under any Environmental, Health and Safety Requirements or (ii) costs incurred by a Governmental Authority in response to a Release or threatened Release of a Hazardous Material into the environment.

(d)            The Company has obtained all Permits under all Environmental, Health and Safety Requirements that are necessary to the operation of the Company’s business as currently conducted and are in compliance, except where the absence of, or failure to be in compliance with, any such Permit would result in the Company incurring material liabilities, and, for the past five years has complied, in all material respects with their terms and conditions and such Permits are in full force and effect.

(e)            Copies of all material written environmental audits, assessments, investigations or other analyses in the possession or control of the Company with respect to any real property leased by the Company have been made available to Parent.

(f)             There has been no Release of Hazardous Materials (i) by the Company and (ii) for the past three years and to the Company’s Knowledge, during the Company’s occupancy, at any real property leased by the Company, or emanating from such real property, in each case, that would be required to be investigated or remediated by the Company under applicable Environmental, Health and Safety Requirements.

5.19         Absence of Certain Changes.

(a)            Except as set forth on Section 5.19(a) of the Company Disclosure Letter and since December 31, 2020 through the date hereof, there has not been any fact, change, occurrence, event, circumstance or development that has had or would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company.

(b)            Except as set forth on Section 5.19(b) of the Company Disclosure Letter, (i) since December 31, 2020 through the date hereof, the Company has conducted its business and operations in the ordinary course of business consistent with past practice and (ii) since the date of the Company Interim Financial Statements, the Company has not taken any action that, if taken after the date hereof, would require the consent of Parent under Section 7.1(a) other than as set forth on Section 7.1 of the Company Disclosure Letter.

5.20         Material Customers; Material Suppliers.

(a)            Section 5.20(a) of the Company Disclosure Letter sets forth a true and complete list of the ten (10) largest customers of the Company, as measured by the dollar amount of net sales during the eleven (11) month period ended on November 30, 2021 (“Material Customers”). Except as set forth on Section 5.20(a) of the Company Disclosure Letter, as of the date hereof, since December 31, 2020, no Material Customer has ceased, materially limited or materially and adversely modified its business with the Company or has given written notice to Company of its intention or, to the Company’s Knowledge, otherwise threatened, to do the same. To the Company’s Knowledge, Company is not involved in any dispute or controversy with any of its Material Customers that is material to the Company.

(b)            Section 5.20(b) of the Company Disclosure Letter sets forth a true and complete list of the ten (10) largest suppliers of the Company, as measured by the dollar amount of purchases therefrom or thereby during the eleven (11) month period ended on November 30, 2021 (“Material Suppliers”). Except as set forth on Section 5.20(b) of the Company Disclosure Letter, as of the date hereof, since December 31, 2020, no Material Supplier has ceased, materially limited or materially and adversely modified its business with Company or has given written notice to the Company of its intention or, to the Company’s Knowledge, otherwise threatened, to do the same. To the Company’s Knowledge, the Company is not involved in any dispute or controversy with any of its Material Suppliers that is material to the Company.

5.21         No Brokers. Except as set forth on Section 5.21 of the Company Disclosure Letter, no broker, finder or similar agent entitled to any brokerage commission, finder’s fee or any similar, compensation has been engaged by or on behalf of the Company in connection with this Agreement or the transactions contemplated hereby, and the Company does not have any liability or obligation to any such Person for any brokerage commission, finder’s fee or any similar compensation in connection with this Agreement or the transactions contemplated hereby.

5.22         Directors and Officers. Section 5.22 of the Company Disclosure Letter lists all directors and officers (or equivalent persons) of the Company as of the date hereof.

5.23         Affiliate Transactions. Except (a) for employment, consulting, indemnification, confidentiality, equity award or transfer, and other Contracts with any employee, consultant, director or officer of the Company in their capacities as such and any benefits under any Employee Plans, (b) the Stockholders Agreements (and agreements providing for the purchase of Common Stock), (c) as set forth on Section 5.23 of the Company Disclosure Letter, (d) any Employee Plans, and (e) any commitments or transactions contemplated under any of the foregoing Contracts or Employee Plans, no officer or director of the Company (or any Affiliate of such officer or director) is or, since December 31, 2020 has been, a party to any Contract, commitment or transaction with the Company (excluding (a) through (e), an “Affiliate Agreement”) or, to the Company’s Knowledge, has any interest in any material property used by the Company. There are no loans outstanding from the Company to any directors or officers of the Company.

5.24         State Takeover Statutes. No “moratorium,” “fair price,” “business combination,” “control share acquisition” or similar provision of any state anti-takeover Law (including Section 203 of the DGCL) or any similar anti-takeover provision in the certificate of incorporation or bylaws of the Company is, or at the Effective Time will be, applicable to this Agreement, the Mergers or any of the other transactions contemplated hereby.

5.25         Allocation Schedule. The Allocation Schedule and the calculations and determinations contained therein have been prepared by the Company in accordance with the Company’s Organizational Documents and the DGCL.

5.26         Independent Investigation; No Reliance. In connection with entering into this Agreement, the Company or its representatives have inspected and conducted such independent review, investigation and analysis of Parent (and its and its Subsidiaries’ business, assets, condition, operations and prospects) as desired by the Company. The consummation of the transactions contemplated hereby by the Company is not done in reliance upon any representation or warranty by, or information from, Parent or any of its Affiliates, employees or representatives, whether oral or written, express or implied, except for the representations and warranties specifically and expressly set forth in Article VI or in any certificate or agreement delivered in connection herewith. The consummation of the transactions contemplated hereby by the Company is instead done entirely on the basis of the Company’s own investigation, analysis, judgment and assessment of the Company, as well as those representations and warranties by Parent, specifically and expressly set forth in Article VI or in any certificate or agreement delivered in connection herewith. Without limiting the foregoing, the Company acknowledges and agrees that (a) neither Parent nor any other Person on behalf of Parent has made any representation or warranty, express or implied, as to the accuracy or completeness of any information regarding Parent or the transactions contemplated by this Agreement not specifically and expressly set forth in Article VI or in any certificate or agreement delivered in connection herewith, (b) any estimates, projections, predictions, data, financial information, memoranda, presentations or any other materials or information made available to the Company or any of its Representatives, including any materials or information made available via confidential memorandum, in connection with presentations by Parent’s management or otherwise, are not and shall not be deemed to be or include representations or warranties, and (c) neither Parent nor any other Person on behalf of Parent will have or be subject to any liability to the Company or any other Person resulting from the distribution to the Company or its representatives or the Company’s use of any such information referred to in clause (b) above. Notwithstanding the foregoing or anything to the contrary contained in this Agreement, nothing in this Agreement (including this Section 5.26) shall limit in any way claims or remedies for Fraud.

Article VI
REPRESENTATIONS AND WARRANTIES OF PARENT, BORROWER, MERGER SUB I AND MERGER SUB II

Except as disclosed in the Parent SEC Documents filed after December 31, 2020 and prior to the date hereof (to the extent the qualifying nature of such disclosure is readily apparent from the content of such Parent SEC Documents and excluding any disclosures set forth in any such Parent SEC Document in any risk factor section, any forward-looking disclosure or any other disclosures therein of a predictive or cautionary nature) (provided, however, nothing disclosed in the Parent SEC Documents shall be deemed to qualify or modify the representations in Section 6.2 or 6.3 below) or in the disclosure schedule delivered by Parent to the Company immediately prior to the execution of this Agreement (the “Parent Disclosure Letter”) (each section or subsection of which qualifies the correspondingly numbered representation or warranty (whether or not specified therein) and any such other representations or warranties where its applicability to, relevance as an exception to, or disclosure for purposes of, such other representation or warranty is reasonably apparent on its face), Parent, Borrower and the Merger Subs jointly and severally represent and warrant to the Company that:

6.1           Organization and Standing. Parent is a Delaware corporation duly organized, validly existing and in good standing under the Laws of its jurisdiction of incorporation. Merger Sub I is a Delaware corporation duly organized, validly existing and in good standing under the Laws of its jurisdiction of incorporation. Merger Sub II is a Delaware limited liability company duly organized, validly existing and in good standing under the Laws of its jurisdiction of formation. As of immediately prior to the Closing, each of Parent, Borrower, Merger Sub I and Merger Sub II will be a company duly organized, validly existing and in good standing under the Laws of the State of Delaware. Parent has the requisite corporate power and authority to own, lease and operate its properties and assets and to carry on its business as it is now conducted and is duly qualified to do business, and is in good standing, in each jurisdiction in which the character of the properties owned or leased by it or in which the conduct of its business requires it to be so qualified, except where the failure to be so qualified or to be in good standing has not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on Parent. All the issued and outstanding equity interests of Merger Sub I and Merger Sub II are owned directly by Borrower free and clear of Liens of any kind, other than applicable restrictions on transfer under federal and state securities Laws. Each of Parent’s Subsidiaries is a corporation or other legal entity duly organized, validly existing and in good standing (with respect to jurisdictions that recognize such concept) under the Laws of the jurisdiction of its incorporation or organization and has the requisite corporate or organizational, as the case may be, power and authority to own, lease and operate its properties and assets and to carry on its business as it is now being conducted, in each case, except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on Parent.

6.2           Capitalization.

(a)            The authorized capital stock of Parent consists of (i) 375,000,000 shares of Parent Common Stock, of which, as of the close of business on December 9, 2021 (the “Parent Capitalization Date”), there were 133,164,526 shares of Parent Common Stock issued and outstanding, 13,105,902 shares of Parent Common Stock reserved for issuance under the Parent Equity Plans, as of October 31, 2021 there were outstanding 2,825,752 options to purchase shares of Parent Common Stock, and 4,211,174 restricted stock units, (ii) 3,840,000 shares of Class C Common Stock, $0.0001 par value per share, of Parent, of which, as of the close of business on the Parent Capitalization Date, there were zero such shares issued and outstanding, (iii) 10,000,000 shares of preferred stock, $0.0001 par value per share, of Parent, of which, as of the close of business on the Parent Capitalization Date, there were zero such shares issued and outstanding, and (iv) 61,966,667 warrants to purchase shares of Parent Common Stock. No Subsidiary of Parent owns any Parent Common Stock or any other capital stock of Parent. All of the issued and outstanding shares of Parent Common Stock have been duly authorized and validly issued and are fully paid, nonassessable and free of preemptive rights. Upon issuance, the Parent Common Stock will be duly authorized, validly issued, fully paid and non-assessable, free and clear of all Liens (other than applicable restrictions under (x) federal and state securities Laws and (y) the Registration Rights Agreements and the Covenant Agreement).

(b)            The authorized capital stock of Borrower consists of ten (10) shares of common stock, par value $0.0001 per share (the “Borrower Common Stock”). As of the date hereof, one (1) share of Borrower Common Stock is issued and outstanding. All outstanding shares of Borrower Common Stock have been duly authorized, validly issued, fully paid and are non-assessable and are not subject to preemptive rights, and are held indirectly by Parent.

(c)            The authorized capital stock of Merger Sub I consists of ten (10) shares of common stock, par value $0.0001 per share (the “Merger Sub I Common Stock”). As of the date hereof, one (1) share of Merger Sub I Common Stock is issued and outstanding. All outstanding shares of Merger Sub I Common Stock have been duly authorized, validly issued, fully paid and are non-assessable and are not subject to preemptive rights, and are held by Borrower.

(d)            All outstanding membership interests of Merger Sub II have been duly authorized, validly issued, fully paid and are non-assessable and are not subject to preemptive rights, and are held by Borrower.

(e)            Except for equity awards granted pursuant to the Parent Equity Plans for equity in Parent, there are no outstanding subscriptions, options, warrants, calls, convertible securities or other similar rights, agreements or commitments to which Parent, Skillsoft Finance I, Inc., Borrower, Merger Sub I or Merger Sub II is a party or by which any of them is bound obligating Parent, Skillsoft Finance I, Inc., Borrower, Merger Sub I or Merger Sub II to issue, deliver or sell additional shares of capital stock of, or membership interests in, or securities convertible into, or exchangeable or exercisable for, shares of capital stock of, or membership interests in, Parent, Skillsoft Finance I, Inc., Borrower, Merger Sub I or Merger Sub II, as applicable, or obligating Parent, Skillsoft Finance I, Inc., Borrower, Merger Sub I or Merger Sub II to issue, grant, extend or enter into any such security, option, warrant, call, right or contract.

(f)             Neither Parent nor any Subsidiary thereof holds or owns any capital stock of the Company.

6.3           Authority, Validity and Effect.

(a)            Each of Parent, Borrower, Merger Sub I and Merger Sub II has the requisite power and authority to execute and deliver this Agreement and all agreements and documents contemplated hereby to be executed and delivered by it, and to consummate the transactions contemplated hereby and thereby and to perform its obligations hereunder and thereunder. The execution and delivery of this Agreement and such other agreements and documents contemplated hereby to be executed and delivered by Parent, Borrower, Merger Sub I or Merger Sub II, as applicable, the consummation by Parent, Borrower, Merger Sub I and Merger Sub II, as applicable, of the transactions contemplated hereby and thereby and the performance by Parent, Borrower, Merger Sub I and Merger Sub II, as applicable, of their obligations hereunder and thereunder have each been duly and validly authorized by all necessary corporate or other action on the part of Parent, Borrower, Merger Sub I and Merger Sub II, as applicable, and no other corporate or analogous action or proceedings on the part of Parent, Borrower, Merger Sub I or Merger Sub II are necessary to authorize the execution and delivery hereof or thereof by Parent, Borrower, Merger Sub I and Merger Sub II, the consummation by Parent, Borrower, Merger Sub I and Merger Sub II of the transactions contemplated hereby or thereby or the performance by Parent, Borrower, Merger Sub I and Merger Sub II of their obligations hereunder and thereunder, other than the Parent Stockholder Approval and the adoption of this Agreement by (i) Skillsoft Finance I, Inc. as the sole stockholder of Borrower, and (ii) Borrower as the sole stockholder of Merger Sub I and the sole member of Merger Sub II. This Agreement has been duly and validly executed and delivered by each of Parent, Borrower, Merger Sub I and Merger Sub II and constitutes the legal, valid and binding obligation of each of Parent, Borrower, Merger Sub I and Merger Sub II, enforceable against Parent, Borrower, Merger Sub I and Merger Sub II in accordance with its terms, except as limited by the General Enforceability Exceptions.

(b)            The Parent Common Stock being delivered by Parent hereunder in the Per Share Share-Only Merger Consideration shall (i) be duly authorized and validly issued, (ii) be issued in compliance in all respects with applicable Law, (iii) not be issued in breach of violation of any preemptive or similar rights or Contract. Following the issuance of the Per Share Share-Only Merger Consideration pursuant to Section 3.1, the Share-Only Holders shall acquire good, valid and marketable title to the applicable portions of the Per Share Share-Only Merger Consideration, free and clear of any Liens, other than Liens to which the Per Share Share-Only Merger Consideration is subject under applicable federal and state securities Laws and restrictions on transfer applicable to the Per Share Share-Only Merger Consideration under any applicable lock-up agreement executed by the Share-Only Holders.

(c)            The approval by the stockholders of Parent of the Parent Stockholder Matters, in each case by the Requisite Parent Stockholder Vote (the “Parent Stockholder Approval”), are the only votes of any of Parent’s capital stock necessary in connection with the entry into this Agreement or the other agreements contemplated hereby by Parent and the consummation of the transactions contemplated hereby or thereby.

6.4           No Conflict; Required Filings and Consents.

(a)            Neither the execution and delivery of this Agreement by Parent, Borrower, Merger Sub I and Merger Sub II, nor the consummation by Parent, Borrower, Merger Sub I and Merger Sub II of the transactions contemplated hereby, nor compliance by Parent, Borrower, Merger Sub I and Merger Sub II with any of the provisions hereof, nor performance by Parent, Borrower, Merger Sub I and Merger Sub II of their obligations hereunder will: (i) conflict with or result in a modification or breach of any provisions of the Organizational Documents of Parent, Borrower, Merger Sub I or Merger Sub II; (ii) except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on Parent, constitute or result in (with or without notice or lapse of time or both) a modification or breach of or default under, require consent or approval under, result in the acceleration of any right or obligation under, or the loss of any benefit under, or the termination of, or create in any party the right to accelerate, terminate, modify or cancel, or result in any violation of any Contract or Permit to which Parent is a party or by which any of its properties or assets is bound, or otherwise result in the creation of any Lien (other than a Permitted Lien) upon any asset of Parent, Borrower, Merger Sub I or Merger Sub II; or (iii) violate any Order or Law applicable to Parent, Borrower, Merger Sub I or Merger Sub II or any of its properties or assets in any material respect.

(b)            Except as may be required under the HSR Act and in connection with the CFIUS Clearance, no Consent is required to be obtained, filed or delivered by Parent or the Merger Subs from, with or to any Governmental Authority in connection with the execution and delivery of this Agreement by Parent and the Merger Subs, for the consummation by Parent and the Merger Subs of the transactions contemplated by this Agreement or for compliance by Parent and the Merger Subs with any of the provisions hereof.

(c)            By resolutions duly adopted, the sole stockholder of Merger Sub I and the sole member of Merger Sub II each has (i) determined that this Agreement and the transactions contemplated hereby, including the Mergers, are advisable, fair to and in the best interests of Merger Sub I and its sole stockholder or Merger Sub II and its sole member, as applicable, and (ii) approved, adopted and declared advisable this Agreement and the transactions contemplated thereby, including the Mergers.

(d)            Except for changes to the trading price of the Parent Common Stock, Parent has no reason to believe that any conditions or facts exist that would reasonably be expected to prevent or impede the Mergers, taken together, from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code.

6.5           Independent Investigation; No Reliance. In connection with entering into this Agreement, Parent, Borrower, Merger Sub I or Merger Sub II, or their respective Representatives, have inspected and conducted such independent review, investigation and analysis of the Company (and its business, assets, conditions, operations and prospects) as desired by Parent, Borrower, Merger Sub I or Merger Sub II. The consummation of the transactions contemplated hereby by Parent, Borrower, Merger Sub I or Merger Sub II are not done in reliance upon any representation or warranty by, or information from, the Company or any of its Affiliates, employees or representatives, whether oral or written, express or implied, except for the representations and warranties specifically and expressly set forth in Article V or in any certificate or agreement delivered at Closing pursuant to Section 4.3. The consummation of the transactions contemplated hereby by Parent, Borrower, Merger Sub I or Merger Sub II are instead done entirely on the basis of Parent’s, Merger Sub I’s and Merger Sub II’s own investigation, analysis, judgment and assessment of the Company, as well as those representations and warranties by the Company, specifically and expressly set forth in Article V or in any certificate or agreement delivered at Closing pursuant to Section 4.3. Without limiting the foregoing, Parent, Borrower, Merger Sub I and Merger Sub II acknowledge and agree that neither the Company nor any other Person has made any representation or warranty, express or implied, (a) as to the accuracy or completeness of any information regarding the Company or the transactions contemplated by this Agreement not specifically and expressly set forth in Article V or in any certificate or agreement delivered at Closing pursuant to Section 4.3, (b) any estimate, projection, prediction, data, financial information, memorandum, presentation or any other materials or information made available to Parent, Borrower, Merger Sub I, Merger Sub II or any of its Representatives, including any materials or information made available in the electronic data room for Project Salus maintained by the Company for purposes of the transactions contemplated by this Agreement, via confidential memorandum, in connection with presentations by the Company’s management or otherwise, are not and shall not be deemed to be or include representations or warranties and (c) neither the Company nor any other Person will have or be subject to any liability to Parent, Borrower, Merger Sub I or Merger Sub II or any other Person resulting from the distribution to Parent or its representatives or Parent’s, Merger Sub I’s or Merger Sub II’s use of any such information referred to in clause (a) or (b) above. Notwithstanding the foregoing or anything to the contrary contained in this Agreement, nothing in this Agreement (including this Section 6.5) shall limit in any way claims or remedies for Fraud.

6.6            Financing. Parent has provided the Company with accurate and complete copies of the executed financing commitment letter, dated as of the date hereof (such letter, together with all annexes and exhibits attached thereto, the “Commitment Letter”) and any associated fee letter (with customary redactions solely with respect to fee amounts, original issue discount, “market flex” provisions and other customarily redacted economic terms), as in effect as of the date hereof, from the Financing Entities party thereto pursuant to which such Financing Entities have agreed, subject to the terms and conditions set forth therein, to provide financing for the amounts set forth therein for the purposes of funding the a portion of Merger Amount. As of the date hereof, the Commitment Letter has not been amended or modified. As of the date hereof, none of Parent, Borrower or the Merger Subs has entered into any Contract, side letter or other arrangement relating to the Commitment Letter that could affect the availability of the Financing contemplated by the Commitment Letter. As of the date hereof, the Commitment Letter (a) is in full force and effect and (b) constitutes the legal, valid, binding and enforceable obligation of Borrower and, to the Knowledge of Parent, each of the other parties thereto, in each case, except as may be limited by bankruptcy, insolvency, fraudulent conveyance, reorganization, or moratorium Laws, other similar Laws affecting creditors’ rights and general principles of equity affecting the availability of specific performance and other equitable remedies. As of the date hereof, (i) no event has occurred which, with notice or lapse of time or both, would reasonably be expected to constitute a default or breach on the part of Borrower or, to the Knowledge of Parent, the other parties thereto under the Commitment Letter, (ii) the respective commitments contained in the Commitment Letter have not been withdrawn or rescinded in any respect and (iii) there are no conditions precedent relating to the funding of the Financing contemplated to be funded on the Closing Date, except the conditions set forth in the Commitment Letter. As of the date hereof, all fees required to be paid under the Commitment Letter on or prior to the date hereof have been paid in full. Assuming the satisfaction of the conditions set forth in Section 8.1, accuracy of the representations and warranties of Parent, Borrower, Merger Sub I, Merger Sub II and the Company set forth in this Agreement and performance by the Company of its obligations hereunder, Parent has no reason to believe that any of the conditions to the Financing will not be satisfied or that the full amount of the Financing contemplated by the Commitment Letter to be funded on the Closing Date will not be made available to Parent on the Closing Date. Parent, Borrower, Merger Sub I and Merger Sub II understand and acknowledge that under the terms of this Agreement, Parent’s, Merger Sub I’s and Merger Sub II’s obligation to consummate the transactions contemplated by this Agreement is not in any way contingent upon or otherwise subject to Parent’s, Borrower’s, Merger Sub I’s and Merger Sub II’s consummation of any financing arrangements, Parent’s, Borrower’s, Merger Sub I’s and Merger Sub II’s obtaining any financing or the availability, grant, provision or extension of any financing to Parent, Borrower, Merger Sub I and Merger Sub II. As of the date hereof, Parent expects that (assuming the Closing is consummated in accordance with the terms of this Agreement following satisfaction of the conditions precedent thereto) when funded in accordance with, and subject to, the terms and conditions of the Commitment Letter, and together with other funds available to Parent, Borrower, Merger Sub I and Merger Sub II at the Closing, the Financing contemplated by the Commitment Letter will provide Parent, Borrower, Merger Sub I and Merger Sub II with funds on the Closing Date sufficient to pay the Merger Amount on the terms contemplated by this Agreement and all expenses of Parent, Borrower, Merger Sub I and Merger Sub II incurred in connection with the consummation of the transactions contemplated hereby. In no event shall the receipt or availability of any funds or financing (including, for the avoidance of doubt, the Financing) by Parent, Borrower or the Merger Subs or any of their respective Affiliates be a condition to the obligations of Parent, Borrower and the Merger Subs under this Agreement.

6.7           Legal Proceedings. As of the date hereof, there are no Actions pending or, to the Knowledge of Parent, threatened in writing against or affecting Parent, Borrower, Merger Sub I or Merger Sub II that (a) if adversely decided, would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on Parent or (b) challenge or seek to enjoin, alter or materially delay the transactions contemplated hereby.

6.8           No Brokers. Except as set forth on Section 6.8 of the Parent Disclosure Letter, no broker, finder or similar agent has been employed by or on behalf of Parent, Borrower, Merger Sub I or Merger Sub II, and none of Parent, Borrower, Merger Sub I or Merger Sub II has any liability or obligation to any Person (including any Person with which Parent or the Merger Subs has had any dealings or communications of any kind) for any brokerage commission, finder’s fee or any similar compensation from Parent or the Merger Subs in connection with this Agreement or the transactions contemplated hereby.

6.9           SEC Filings; Financial Statements.

(a)            Since June 26, 2019, Parent has timely filed with or otherwise furnished (as applicable) to the SEC all registration statements, prospectuses, forms, reports, proxy statements, schedules, statements and documents required to be filed or furnished by it to the SEC under the Securities Act or the Exchange Act, as the case may be (such documents and any other documents filed or furnished by Parent with the SEC, as have been supplemented, modified or amended since the time of filing, collectively, the “Parent SEC Documents”). As of their respective filing dates or, if supplemented, modified or amended prior to the date hereof, as of the date of the most recent supplement, modification or amendment, the Parent SEC Documents (i) did not (or, with respect to the Parent SEC Documents filed after the date hereof, will not) contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements made therein, in light of the circumstances under which they were made, not misleading and (ii) complied as to form in all material respects with the applicable requirements of the Exchange Act, the Securities Act or the Sarbanes-Oxley Act, as the case may be, and the applicable rules and regulations of the SEC applicable thereunder and the listing and corporate governance rules and regulations of the New York Stock Exchange. None of Parent’s Subsidiaries is required to file periodic reports with the SEC. As of the date of this Agreement, there are no outstanding or unresolved comments in any comment letters of the staff of the SEC received by Parent or any Subsidiary of Parent relating to the Parent SEC Documents. To the Knowledge of Parent, as of the date hereof, none of the Parent SEC Documents is the subject of ongoing SEC review or outstanding SEC investigation.

(b)            The audited consolidated financial statements and unaudited consolidated interim financial statements of Parent and the consolidated Subsidiaries of Parent (including, in each case, any related notes thereto) included in the Parent SEC Documents (i) when filed complied as to form in all material respects with the published rules and regulations of the SEC with respect thereto and (ii) fairly present in all material respects the consolidated financial position and the consolidated results of operations, cash flows and changes in stockholders’ equity of Parent and the consolidated Subsidiaries of Parent, taken as a whole, as of the dates and for the periods referred to therein in accordance with GAAP applied on a consistent basis during the periods involved (subject, in the case of interim financial statements, to normal year-end adjustments and the absence of notes and except as may be indicated in the notes thereto).

(c)            Neither Parent nor any of its Subsidiaries has any liability of any nature that would be required by GAAP to be reflected or reserved against on a consolidated balance sheet of Parent (whether accrued, absolute, contingent or otherwise), except for liabilities (i) to the extent reflected in, reserved, known, unknown or accrued against in the most recent audited consolidated balance sheet of Parent and the consolidated Subsidiaries of Parent included in the most recent audited financial statements of Parent, (ii) incurred since the date of the most recent audited consolidated balance sheet of Parent and the consolidated Subsidiaries of Parent included in the most recent audited financial statements of Parent in the ordinary course of business, (iii) that have not been, and would not reasonably be expected to be, individually or in the aggregate, material to Parent and the consolidated Subsidiaries of Parent, taken as a whole, or (iv) incurred in connection with this Agreement and the transactions contemplated hereby.

(d)            As of the date hereof, neither Parent nor any of the Subsidiaries of Parent is a party to, or has any commitment to become a party to, any “off-balance sheet arrangements” (as defined in Item 303(a) of Regulation S-K promulgated by the SEC), where the purpose of such arrangement is to avoid disclosure of any material transaction involving, or material liabilities of, Parent or any Subsidiary of Parent in the Parent SEC Documents.

(e)            Parent has implemented and maintains disclosure controls and procedures (as defined in Rule 13a-15(e) of the Exchange Act), which are effective (as such term is used in Rule 13a-15(b) of the Exchange Act) to ensure that material information relating to Parent, including its Subsidiaries, is made known to the chief executive officer and the chief financial officer of Parent by others within those entities in connection with the reports it files under the Exchange Act.

6.10         Compliance with Law. Parent and each Subsidiary of Parent is, and since January 1, 2018, have been, in compliance with all Laws and Orders applicable to Parent and each Subsidiary of Parent and their respective business or properties or assets, except for any conflicts, defaults or violations as have not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on Parent.

6.11         Absence of Certain Changes. Since January 31, 2021, there has not been any fact, change, occurrence, event, circumstance or development that has had, or would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on Parent.

6.12         Ownership of Merger Subs; No Prior Activities. Merger Sub I is a direct, wholly owned subsidiary of Borrower, was formed solely for the purpose of engaging in the transactions contemplated by this Agreement and has engaged in no business activity other than as contemplated by this Agreement. Merger Sub II is a direct, wholly owned subsidiary of Borrower, was formed solely for the purpose of engaging in the transactions contemplated by this Agreement and has engaged in no business activity other than as contemplated by this Agreement. Borrower is a direct, wholly owned subsidiary of Skillsoft Finance I, Inc. and Skillsoft Finance I, Inc. is a direct, wholly owned subsidiary of Parent. Merger Sub II has at all times during its existence been treated as a disregarded entity for federal and applicable state and local income Tax purposes and its assets are thereby treated for applicable income Tax purposes as owned by Borrower, and no election has been made or will be made, nor has any action been taken or will be taken, to treat Merger Sub II as a corporation or a partnership for income Tax purposes. Prior to the Closing Date, Parent shall cause Skillsoft Finance I, Inc. to convert to a single-member limited liability company that is treated as a disregarded entity for federal and applicable state and local income Tax purposes such that its assets become treated for applicable income Tax purposes as owned by Parent, and thereafter no election will be made (or other action taken) to treat the limited liability company successor to Skillsoft Finance I, Inc. as a corporation or a partnership for income Tax purposes. Except for obligations or liabilities incurred in connection with the transactions contemplated by this Agreement, each of Merger Sub I and Merger Sub II has not and will not have incurred, directly or indirectly, through any Subsidiary or Affiliate, any obligations or liabilities or engaged in any business activities of any type or kind whatsoever or entered into any agreements or arrangements with any Person. Except as set forth in the organizational documents of Parent, there is no Contract or Order binding upon Parent, Borrower, Merger Sub I or Merger Sub II, or to which any of them is a party, which has or could reasonably be expected to have the effect of prohibiting or materially impairing any business practice of it, any acquisition of property by it or the conduct of business by it as currently conducted or as currently contemplated to be conducted as of the Closing, other than such effects which, individually or in the aggregate, would not reasonably be expected to be material to Parent. Parent does not own or have a right to acquire, directly or indirectly, any interest or investment (whether equity or debt) in any corporation, partnership, joint venture, business, trust or other entity. Except for this Agreement and the transactions contemplated hereby, neither Parent nor any of its Subsidiaries has any interests, rights, obligations or liabilities with respect to, or is party to, bound by or has its assets or property subject to, in each case whether directly or indirectly, any Contract or transaction which is, or could reasonably be interpreted as constituting, a merger, consolidation, amalgamation, share exchange, business combination, joint venture, reorganization or other similar transaction.

6.13         Parent Listing. The issued and outstanding shares of Parent Common Stock are registered pursuant to Section 12(b) of the Exchange Act and are listed for trading on the New York Stock Exchange under the symbol “SKIL”. Parent has not been notified by the New York Stock Exchange that it does not comply with any New York Stock Exchange listing rule, which noncompliance is not subject to any compliance extension or ability to remedy, in each case as permitted by the New York Stock Exchange continued listing rules. There is no action or proceeding pending or, to the Knowledge of Parent, threatened in writing against Parent by the New York Stock Exchange or the SEC with respect to any intention by such entity to deregister the Parent Common Stock or terminate the list of Parent on the New York Stock Exchange. None of Parent or any of its Affiliates has taken any action in an attempt to terminate the registration of the Parent Common Stock under the Exchange Act.

6.14         Information Supplied. None of the information supplied or to be supplied by Parent for inclusion or incorporation by reference in the Proxy Statement will, at the date mailed to stockholders of Parent or at the time of the Parent Special Meeting, contain any untrue statement of material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they are made, not misleading. Notwithstanding the foregoing, Parent makes no representation, warranty or covenant with respect to (a) statements made or incorporated by reference therein based on information supplied by the Company for inclusion or incorporation by reference in the Proxy Statement or (b) any projections or forecasts included in the Proxy Statement.

Article VII
COVENANTS AND AGREEMENTS

7.1           Interim Operations of the Company. From the date hereof until the Closing or the earlier termination of this Agreement, except as set forth on Section 7.1 of the Company Disclosure Letter or as required or contemplated by this Agreement or as required by applicable Law, unless Parent has previously consented thereto (which consent will not be unreasonably withheld, conditioned or delayed), the Company shall, and shall cause its Subsidiaries to, (i) conduct its business and operations in all material respects in the ordinary course of business consistent with past practice (including, for the avoidance of doubt, recent past practice in light of COVID-19; provided, that any commercially reasonable action taken, or omitted to be taken, in each case, in good faith, that relates to, or arises out of, COVID-19 shall be deemed to be in the ordinary course of business), (ii) maintain and preserve substantially intact its business organization, and assets and properties in their current condition (ordinary wear and tear excepted) and use commercially reasonable efforts to keep available the services of its employees and to preserve the goodwill and present relationships (contractual or otherwise) with all customers, suppliers, resellers, retailers, distributors, employees, licensors, Governmental Authorities and others having significant business dealings with the Company, and (iii) comply in all material respects with applicable Law. Notwithstanding anything to the contrary contained herein, nothing herein shall prevent the Company from taking or failing to take any commercially reasonable action in good faith, including the establishment of any commercially reasonable policy, procedure or protocol, in response to COVID-19 or any COVID-19 Measures so long as, in each instance, prior to taking any such action that would otherwise violate this Section 7.1, the Company, to the extent reasonably practicable under the circumstances, provides Parent with advance notice of such anticipated action and consults with Parent in good faith with respect to such action; provided, that (x) no such actions or failures to take such actions shall be deemed to violate or breach this Section 7.1 in any respect and (y) all such actions or failures to take such actions shall be deemed to constitute actions taken in the ordinary course of business. Without limiting the foregoing, and as an extension thereof, except as required by applicable Law, as set forth on Section 7.1 of the Company Disclosure Letter or as expressly required or contemplated by this Agreement, or otherwise with the prior written consent of Parent (which consent will not be unreasonably withheld, conditioned or delayed), the Company shall not, and shall not permit any of its Subsidiaries to, between the date of this Agreement and the earlier of the Effective Time and the termination of this Agreement:

(a)            incur, amend, assume or guarantee any Indebtedness under the definition thereof;

(b)            acquire or agree to acquire any Person or any interest therein or any business or division or material assets thereof (by merger, consolidation, purchase or sale of shares or assets or otherwise);

(c)            subject to any Lien, other than Permitted Liens, any property or assets;

(d)            expressly cancel any debts owed to or claims held by the Company, except debts or claims cancelled in the ordinary course of business consistent with past practice or that would not reasonably be expected to be, individually or in the aggregate, material to the Company;

(e)            sell, divest, assign, transfer or otherwise dispose of any tangible assets, except for sales of products of the Company, other than (i) in the ordinary course of business consistent with past practice or (ii) fixed assets that are surplus or obsolete;

(f)            sell, transfer, license, sublicense, lease, pledge or otherwise encumber or subject to any Lien (other than Permitted Liens), abandon, cancel, let lapse or convey or dispose of any material assets, properties or businesses of any of the Company (including Owned Intellectual Property, Licensed Intellectual Property or Owned Company Software), except for dispositions of obsolete or worthless assets or other than in the ordinary course of business consistent with past practice;

(g)            receive, collect, compile, use, store, process, share, safeguard, secure (technically, physically or administratively), dispose of, destroy, disclose, or transfer (including cross-border) any Personal Information (or fail to do any of the foregoing, as applicable) in violation of any Privacy Requirements;

(h)            fail to take all actions (or avoid to take actions, as appropriate) reasonably necessary to protect the privacy and confidentiality of, and to protect and secure, any Personal Information in the possession or control of, or processed by or on behalf of, the Company, including by undergoing regular, comprehensive data security testing and auditing and expeditiously and fully resolving or remediating all material risks or vulnerabilities identified in any such testing or auditing or of which the Company is otherwise aware;

(i)            (A) make any loans, advances to, guarantees for the benefit of or any capital contributions to, or investments in, any other Person, make any change in existing borrowing or lending arrangements for or on behalf of such Persons, or enter into any “keep well” or similar agreement to maintain the financial condition of another entity, except for expense and travel advances in the ordinary course of business consistent with past practice to employees and other service providers of the Company or any of its Subsidiaries or (B) forgive any loans to any of the Company’s Affiliates or any of its or their directors, officers, employees of the Company or any of their respective Affiliates;

(j)            enter into, terminate, materially amend or modify, release, renew (other than automatic renewals in accordance with the terms of any Material Contract as in effect on the date hereof), assign or waive any material rights or claims under, any Material Contract or any Contract that, if entered into prior to the date hereof, would have constituted a Material Contract, in each case, other than (i) in the ordinary course of business consistent with past practice or (ii) Contracts entered into in connection with actions expressly permitted under this Section 7.1 (and not otherwise prohibited by any other clause of this Section 7.1);

(k)            enter into, amend or modify, renew or waive any rights under any Affiliate Agreement, or enter into any other transaction with any officer, director, stockholder, equityholder or Affiliate of the Company, except to the extent required by Law;

(l)            except (i) to the extent required by Law or any Employee Plan as in effect on the date hereof that is set forth on Section 5.11(a) of the Company Disclosure Letter (as modified after the date hereof to the extent such modification is implemented in accordance with this Agreement) or as expressly contemplated by this Agreement, or (ii) as would not result in any material liability for Parent or any of its Subsidiaries (including any retention bonus, equity awards and similar compensation that is included in Transaction Expenses) or impact Parent’s obligations under Section 7.10(a) of this Agreement, (A) other than Permitted Plan Modifications (as defined below), enter into, adopt, amend, establish, or terminate any Employee Plan, (B) increase the compensation, equity awards or benefits payable to any current or former officer, employee, consultant or director of the Company, other than (x) annual merit-based increases in base salary or wage rate in the ordinary course of business consistent with past practice that do not in the aggregate exceed more than two percent (2%) of the aggregate cost of annual base salaries and annualized wage rate in effect as of the date hereof, and (y) annual modifications to health and welfare plans and arrangements in the ordinary course of business consistent with past practice that do not result in the provision of any material benefit that is not provided as of the date hereof (“Permitted Plan Modifications”); provided, that any such awards shall not provide for accelerated vesting upon termination of employment (except as set forth in this Agreement), (C) other than as contemplated by this Agreement, accelerate the vesting or time of payment of any compensation, equity awards or benefits of any current or former officer, employee, consultant or director of the Company, (D) take any action to fund any trust or similar funding vehicle with respect to compensation, equity awards or benefits under any Employee Plan, (E) hire, promote or terminate any employee, other than (x) hires, promotions and terminations of employees in the ordinary course of business to a position with an annual base salary or annualized base wage rate of less than $200,000, (y) hires or promotions to fill vacant positions (the hires and promotions described in subsection (x) and (y), “Permitted Hires”) and (z) terminations for cause (including for failure to satisfactorily perform duties and responsibilities), or (F) enter into, modify, amend or terminate any material collective bargaining or works council agreement;

(m)            make any change to its financial accounting methods, principles or practices, except as may be required by Law or GAAP (or any interpretation or enforcement thereof);

(n)            make, change or revoke any material election in respect of Taxes, change any Tax accounting period or adopt or change any method of Tax accounting, file any amended Tax Return, file any Tax Return in a manner inconsistent with past practice, settle or compromise any material Tax claim, investigation, audit or proceeding, agree to an extension or waiver of the statute of limitations with respect to the assessment or determination of material Taxes, enter into any “closing agreement” described in Section 7121 of the Code (or any similar provision of state, local or foreign Tax Law) or apply for any Tax ruling from any Taxing Authority, or knowingly surrender any right to claim a material refund of Taxes;

(o)            make any amendment to its certificate of incorporation, certificate of formation, bylaws or operating agreement (or equivalent organizational documents) of the Company, except as required by the current Organizational Documents of the Company;

(p)            except as permitted under any Employee Plan (or award agreement thereunder) in each case, as may be adopted, entered into or modified after the date hereof, to the extent such adoption, entry into or modification is implemented in accordance with this Agreement, or in connection with the termination of an employee, advisor, consultant or other service provider of the Company, repurchase or redeem any shares of capital stock or other securities or equity interests or options, warrants, calls, subscriptions or other rights to purchase any capital stock or other securities or equity interests of the Company or securities convertible or exchangeable into or exercisable for shares of capital stock or other securities or equity interests of the Company;

(q)            issue, sell, pledge, dispose of, transfer (other than to the Company or any of its wholly owned Subsidiaries) or subject to any Lien any capital stock or other securities or equity interests or options, warrants, calls, subscriptions or other rights to purchase any capital stock or other securities or equity interests of the Company or securities convertible or exchangeable into or exercisable for shares of capital stock or other securities or equity interests of the Company, or adjust, split, combine, subdivide or reclassify the capital stock or other securities or equity interests of the Company, other than (i) the issuance of shares of Common Stock upon the exercise or vesting in accordance with the terms of such awards as in effect on the date of this Agreement of Options outstanding as of the date hereof or otherwise granted in accordance with this Agreement (including Section 7.1(l)) and (ii) the grant of certain restricted stock units set forth in Section 7.1(l) of the Company Disclosure Letter;

(r)            waive, release, assign, settle or compromise any Action or any rights or claims with a total value in excess of $250,000;

(s)            take any action for the winding up, liquidation, dissolution or reorganization of the Company or for the appointment of a receiver, administrator or administrative receiver, trustee or similar officer of its assets or revenues;

(t)            commit or authorize any commitment to make any capital expenditures in excess of the aggregate capital expenditures set forth in Company’s capital expenditure plan for 2021 and 2022 set forth in Section 7.1(t) of the Company Disclosure Letter other than expenditures that the Company reasonably determines are necessary to avoid a material business interruption or maintain the safety and integrity of any asset or property; provided, that the Company will use its reasonable best efforts to consult with Parent prior to making or agreeing to make any such capital expenditure;

(u)            declare, set aside, make or pay any dividend or other distribution (whether payable in cash, stock, property or a combination thereof) with respect to any capital stock of the Company, or other equity securities or ownership interests in the Company, or reclassify, combine, split, subdivide or make any similar change or amend the terms of, directly or indirectly, any capital stock of the Company (other than issuances of awards under the Employee Plans as in effect on the date hereof in the ordinary course of business);

(v)            enter into any new Real Property Lease, or materially modify or amend, or terminate any Real Property Lease (except for any renewal or extension right exercised in accordance with the existing terms of the Real Property Lease);

(w)            waive the excess share provisions of, or otherwise grant or increase an exception to or waiver of any ownership limits set forth in, the Organizational Documents of the Company for any Person;

(x)            amend or modify any engagement letter entered into with the Persons listed on Section 7.1(x) of the Company Disclosure Letter, in a manner adverse to the Company or Parent, or engage other financial advisers in connection with the Mergers or the other transactions contemplated by this Agreement;

(y)            take any action under the Organizational Documents of the Company or otherwise (including by resolution) that would give dissenters’ appraisal or similar rights to the holders of Common Stock with respect to the transactions contemplated by this Agreement;

(z)            adopt any amendment to any Contract providing for the indemnification by the Company of any Person or the assumption of any Tax, environmental or other liability of any Person; or

(aa)           agree, offer, authorize or commit (whether in writing or otherwise) to take any of the actions described in clauses (a) through (z) of this Section 7.1.

7.2            Interim Operations of Parent. From the date hereof until the Closing or the earlier termination of this Agreement, except as set forth on Section 7.2 of the Parent Disclosure Letter or as required or contemplated by this Agreement or as required by applicable Law, unless the Company has previously consented thereto (which consent will not be unreasonably withheld, conditioned or delayed), Parent will, and will cause each of its Subsidiaries to, use its commercially reasonable efforts to (i) conduct its operations in all material respects in the ordinary course of business, (ii) maintain and preserve substantially intact its business organization, and (iii) comply in all material respects with applicable Law. Without limiting the foregoing, and as an extension thereof, except as required by applicable Law or as expressly required by this Agreement, or otherwise with the prior written consent of the Company, Parent shall not, and shall not permit any of its Subsidiaries to, between the date of this Agreement and the earlier of the Effective Time and the termination of this Agreement:

(a)            declare, set aside, make or pay any non-cash dividend or other distribution with respect to any capital stock (or warrant) of Parent, or reclassify, combine, split, subdivide or make any similar change or amend the terms of, directly or indirectly, any capital stock (or warrant) of Parent (other than issuances of awards under the Parent Equity Plans as in effect on the date hereof in the ordinary course of business consistent with past practice);

(b)            acquire or agree to acquire (including by merger, consolidation, acquisition of stock or assets, recapitalization, joint venture or otherwise) any business or any corporation, partnership, association or other business organization or division thereof, or otherwise acquire or agree to acquire any assets or securities of any Person the acquisition of which would reasonably be expected to have a material impact or a delay on consummation of the transactions contemplated by this Agreement;

(c)            authorize, issue, split, combine, subdivide or reclassify any capital stock, or securities exercisable for, exchangeable for or convertible into capital stock, or other equity or voting interests other than (A) the authorization and issuance in accordance with this Agreement, (B) the issuance of capital stock, or securities exercisable for, exchangeable for or convertible into capital stock in the ordinary course of business consistent with past practice, and (C) issuances of awards or shares under the Parent Equity Plans as in effect on the date hereof in the ordinary course of business;

(d)            amend, modify, waive, rescind or otherwise change either of the Merger Subs’ certificate of incorporation or bylaws (or equivalent organizational documents), other than as contemplated by this Agreement;

(e)            take any action for the winding up, liquidation, dissolution or reorganization of Parent or for the appointment of a receiver, administrator or administrative receiver, trustee or similar officer of its assets or revenues; or

(f)            agree, offer, authorize or commit (whether in writing or otherwise) to take any of the actions described in clauses (a) through (e) of this Section 7.2.

7.3            Reasonable Access; Confidentiality.

(a)            From the date hereof until the Closing or the earlier termination of this Agreement, and subject to applicable Law and the reasonable restrictions imposed from time to time upon advice of counsel, the Company shall give, and shall cause its Subsidiaries to give, Parent and the Merger Subs and Parent’s and the Merger Subs’ representatives, upon reasonable advance notice to the Company, reasonable access, during normal business hours of the Company, to the assets, properties, facilities, offices, books, records, Contracts and representatives of the Company as Parent or the Merger Subs may reasonably request in connection with the transactions contemplated hereby; provided, however, any such access shall be conducted in a manner not to unreasonably interfere with the businesses or operations of the Company and in compliance with COVID-19 Measures. Notwithstanding the foregoing, the Company shall not be required to provide access to, or cause its Subsidiaries to provide access to, or disclose (i) any information or documents which would be reasonably expected to (A) constitute a waiver of the attorney-client or other privilege held by the Company or any of its Subsidiaries or (B) violate any applicable Laws or (ii) if the Company or any of its Affiliates, on the one hand, and Parent or any of its Affiliates, on the other hand, are adverse parties in a litigation, any information that is pertinent thereto; provided, however, the Company shall inform Parent as to the general nature of what is being withheld and the Company shall use its commercially reasonable efforts to make appropriate substitute arrangements to permit reasonable disclosure that does not suffer from any of the foregoing impediments.

(b)            Any information provided to or obtained by Parent or the Merger Subs or their respective representatives pursuant to Section 7.3(a) will be subject to the Amended and Restated Confidentiality Agreement, dated September 1, 2021, entered into by and between Parent and the Company (the “Confidentiality Agreement”), and must be held by Parent, the Merger Subs and their respective Representatives (as defined in the Confidentiality Agreement) in accordance with and be subject to the terms of the Confidentiality Agreement.

(c)            No information provided to or obtained by Parent or the Merger Subs or their respective representatives pursuant to Section 7.3(a) shall affect or be deemed to modify any representation, warranty, covenant, agreement, obligation or condition set forth herein.

7.4            Publicity. Parent and the Company have agreed to the text of a joint press release announcing the execution of this Agreement. Except as may be required to comply with the requirements of any applicable Law or the rules and regulations of any stock exchange or national market system upon which the securities of Parent are listed, including the filing of any Current Report on Form 8-K or other appropriate filings with the SEC, no Party will issue any press release or other public announcement relating to the subject matter of this Agreement or the transactions contemplated hereby without the prior written consent of the Company, in the case of Parent, or Parent, in the case of all other Parties; provided, that Parent shall provide the Company with a reasonable opportunity to review and comment on any such press release or other public announcement prior to its announcement or filing and shall consider the Company’s comments in good faith. Notwithstanding the foregoing, without such prior written consent, (a) Parent shall be permitted to issue a press release or other public announcement that is consistent with (and does not otherwise include or refer to any terms or conditions that are not otherwise contained in) information included in a press release or other public announcement or disclosure previously approved pursuant to the preceding sentence, (b) Parent shall be entitled, without the written consent of the Company, to answer questions from analysts and investors of Parent related to this Agreement or the transactions contemplated hereby; provided, that Parent’s answers are consistent with (and do not otherwise include or refer to any terms or conditions that are not otherwise contained in) information included in a press release or other public announcement or disclosure previously approved pursuant to the preceding sentence, (c) the Company shall only be permitted to make announcement to its employees, stockholders, customers and suppliers or other constituencies to the extent Parent has provided its prior written consent or to the extent such announcement is consistent with (and does not otherwise include or refer to any terms or conditions that are not otherwise contained in) information included in a press release or other public announcement or disclosure previously approved by Parent and (d) the Company’s institutional investors and respective Affiliates shall be permitted to report information regarding the financial, economic and other key terms of this Agreement to such Person’s limited partners and current investors and equityholders to the extent such information is customarily provided to them for purposes of evaluating investment returns and so long as such recipients are notified of the confidentiality of such information and bound by customary obligations of confidentiality to the disclosing Person.

7.5            Records. From and after the Closing, Parent shall provide the Securityholder Representative and its authorized representatives with reasonable access (for the purpose of examining and copying), during normal business hours, upon reasonable advanced notice, to any books and records and other materials in the possession of the Company or its Subsidiaries in connection with any matter relating to or arising out of this Agreement or the transactions contemplated hereby or relating to periods or occurrences prior to or on the Closing Date (including the preparation of financial statements including for periods ending on or prior to the Closing Date, and the management and handling of any Action), or compliance with the rules and regulations of the Internal Revenue Service or any other Governmental Authority. Parent’s obligations with respect to such books and records shall include maintaining, for at least the retention period specified in this Section 7.5, computer systems permitting access to any such books and records which are stored in electronic form in a fashion which is not less efficient than current access methods. Unless otherwise consented to in writing by the Securityholder Representative, Parent shall not, and shall cause the Company and the Company’s Subsidiaries not to, for a period of six (6) years following the Closing Date, destroy or otherwise dispose of any books and records of the Company and its Subsidiaries, or any portions thereof, relating to periods prior to the Closing Date without first offering to surrender to the Securityholder Representative such books and records and materials or such portions thereof.

7.6            D&O Indemnification.

(a)            Parent shall cause the Surviving Company to honor the obligations with respect to all rights to indemnification, advancement of expenses and exculpation from liabilities for acts or omissions occurring at or prior to the Effective Time now existing in favor of the current or former directors, officers, employees or agents of the Company or any of its Subsidiaries (the “D&O Indemnified Individuals”) as provided in the Organizational Documents of the Company or any Subsidiary of the Company (in each case, as in effect on the date hereof or in any Contract). For a period of not less than six (6) years after the Effective Time, the Surviving Company shall (and Parent shall cause the Surviving Company to) indemnify, defend and hold harmless, and advance expenses to, the D&O Indemnified Individuals with respect to all acts or omissions by them in their capacities as such at any time prior to the Effective Time, to the fullest extent provided by (A) the Organizational Documents of the Company or any of its Subsidiaries (in each case, as in effect on the date hereof) or (B) any indemnification agreement or other Contract set forth in Section 7.6 of the Company Disclosure Letter, which provisions thereafter shall not be amended, repealed or otherwise modified in any manner that would adversely affect the rights thereunder of any of the D&O Indemnified Individuals.

(b)            Without limiting the provisions of Section 7.6(a), for a period of not less than six (6) years after the Effective Time, the Surviving Company shall to the fullest extent permitted by applicable Law: (i) indemnify, defend and hold harmless each D&O Indemnified Individual from and against any costs or expenses (including reasonable attorneys’ fees), judgments, fines, losses, claims, damages, penalties, liabilities and amounts paid in settlement (including, in each case, any interest or assessments thereon) in connection with any claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative, to the extent such claim, action, suit, proceeding or investigation arises out of or pertains to any action or omission or alleged action or omission in such D&O Indemnified Individual’s capacity as a director, officer or employee of the Company or any of its Subsidiaries prior to the Effective Time; and (ii) pay the costs and expenses (including reasonable attorneys’ fees) of any D&O Indemnified Individual incurred or expected to be incurred in connection with any such claim, action, suit, proceeding or investigation, in each case, to the extent that such Persons are indemnified or have the right to advancement of expenses as of the date of this Agreement by the Company or any of its Subsidiaries pursuant to (A) the Organizational Documents of the Company or such Subsidiary (in each case, as in effect on the date hereof), (B) any indemnification agreement or other Contract set forth in Section 7.6 of the Company Disclosure Letter, which provisions thereafter shall not be amended, repealed or otherwise modified in any manner that would adversely affect the rights thereunder of any of the D&O Indemnified Individuals, or (C) applicable Law. Without limiting the foregoing, Parent shall cause the Surviving Company to advance expenses (including reasonable legal fees and expenses) incurred in the defense of any Proceeding or investigation with respect to the matters subject to indemnification pursuant to this Section 7.6 in accordance with the procedures (if any) set forth in the certificate of incorporation and bylaws, or equivalent documents, of the Company provided, that the applicable Person provides an undertaking to repay such advance if it is ultimately determined by a final non-appealable order of a court of competent jurisdiction that such Person is not entitled to indemnification under this Section 7.6 or otherwise.

(c)            Parent shall cause the Organizational Documents of the Surviving Company and its Subsidiaries as of the Effective Time to include exculpation and indemnification provisions with respect to acts or omissions by the D&O Indemnified Individuals in their capacities as such at any time prior to the Effective Time which shall be no less favorable to such D&O Indemnified Individuals than the indemnification and exculpation provisions contained in the Organizational Documents of the Company or its Subsidiaries as of the date of this Agreement. For a period of six (6) years after the Closing, Parent shall not (and shall not cause or permit the Surviving Company or any of its Subsidiaries to) amend or modify such provisions in any way adverse to the D&O Indemnified Individuals.

(d)            In the event that the Surviving Company or any of its successors or assigns (i) consolidates with or merges into any other person and is not the continuing or surviving corporation or entity of such consolidation or merger or (ii) transfers or conveys substantially all its assets to any person, then, and in each such case, Parent shall cause proper provision to be made so that the successors and assigns of the Surviving Company shall expressly assume the obligations set forth in this Section 7.6 or Parent shall take such other action to ensure that the ability of the Surviving Company, legal and financial, to satisfy such obligations will not be diminished.

(e)            Prior to the Closing, the Company shall obtain a prepaid (or “tail”) directors’ and officers’ liability insurance policy (the “D&O Tail Policy”) in respect of acts or omissions occurring at or prior to the Effective Time for six (6) years from the Effective Time, covering each person currently covered by the Company’s directors’ and officers’ liability insurance policy (a complete and accurate copy of which has been made available to Parent), and the costs payable in connection with such policy shall constitute Transaction Expenses.

(f)            Notwithstanding Section 12.4, the provisions of this Section 7.6 are intended to be for the benefit of, and will be enforceable by, each D&O Indemnified Individual, his or her heirs and his or her representatives and are in addition to, and not in substitution for, any other right to indemnification or contribution that any such Person may have by contract or otherwise.

7.7            Reasonable Best Efforts; Cooperation.

(a)            Subject to the terms and conditions set forth in this Agreement, each of the Parties shall promptly take, or cause to be taken, all actions, and to promptly do, or cause to be done, and to assist and cooperate with the other Parties in doing, all things necessary, proper or advisable under applicable Laws to consummate and make effective the Mergers and the other transactions contemplated by this Agreement as promptly as practicable after the date of this Agreement and in any event prior to the Termination Date, including: (i) the obtaining, filing or delivering all of the necessary Consents and clearances from Governmental Authorities and other third parties and the making of all filings and the taking of all steps as may be necessary to obtain Consent or clearance from, or to avoid an Action by, any Governmental Authority; (ii) the defending of any Actions, whether judicial or administrative, challenging this Agreement or the consummation of the transactions contemplated hereby, including seeking to have any stay or temporary restraining order entered by any court or other Governmental Authority vacated or reversed; and (iii) the execution and delivery of any additional instruments necessary to consummate the transactions contemplated by, and to fully carry out the purposes of, this Agreement. For the avoidance of doubt, the Securityholder Representative shall have no obligations prior to the Closing other than in connection with the preparation, execution and delivery of the Escrow Agreement and any other matters expressly set forth herein.

(b)            As promptly as practicable after the date hereof, the Company shall provide the Accredited Investor Questionnaire to each of the Company Equity Holders, and the Company shall use its reasonable best efforts to obtain duly executed Accredited Investor Questionnaires from each of the Company Equity holders as soon as practicable after the date hereof but in any event no later than thirty (30) days after the date of this Agreement.

7.8            Competition Filings.

(a)            The Company and Parent shall make their respective filings under the HSR Act as promptly as practicable (and in any event within fifteen (15) Business Days after the date hereof) (the “Competition Law Filings”). The Company and the Parent shall cooperate fully to provide at the earliest practicable date any supplemental information reasonably requested in connection with the Competition Law Filings. Subject to applicable Law and all applicable privileges (including attorney-client privilege) and except as prohibited by any Governmental Authority, the Company and Parent shall, and will cause their respective Subsidiaries to, furnish to the other such necessary information and reasonable assistance as the other may request in connection with its preparation of any Competition Law Filings. The Company, on the one hand, and Parent, on the other hand, shall promptly notify the other of any material communication received from, or given by it or any of its Affiliates to, any Governmental Authority or other Person relating to the matters that are the subject of this Agreement and the transactions contemplated hereby and shall permit the other to review in advance any proposed material communication by it (or its advisors) to any Governmental Authority. Neither the Company, on the one hand, nor Parent, on the other hand, shall agree to participate in any substantive meeting or conference, whether in person or by telephone, with any Governmental Authority in respect of any filings, investigation (including any settlement of the investigation), litigation or other inquiry unless it consults with the other in advance and, to the extent permitted by such Governmental Authority, gives the other the opportunity to attend and participate at such meeting. The Company, on the one hand, and Parent, on the other hand, shall coordinate and cooperate fully with each other in exchanging such information and providing such assistance as the other party may reasonably request in connection with the foregoing and in seeking early termination of any applicable waiting periods, including under the HSR Act (the “Applicable Competition Laws”). The Company, on the one hand, and Parent, on the other hand, shall provide each other with copies of all material correspondence or communications (excluding documents and communications that are subject to preexisting confidentiality agreements) between it or any of its representatives, on the one hand, and any Governmental Authority or members of its staff, on the other hand, with respect to this Agreement and the transactions contemplated hereby. The Company, on the one hand, and Parent, on the other hand, may, as each deems advisable and necessary, (i) redact or remove references concerning the valuation of the Company, in the case of the Company, and, in the case of Parent, redact or remove references concerning the valuation of the Company and the transactions contemplated hereby, and other sensitive financial metrics whether or not concerning the transactions contemplated hereby; (ii) reasonably designate any competitively sensitive or any confidential business material provided to the other under this Section 7.8 as “counsel only” so as not jeopardize any attorney-client, attorney work-product or other applicable privilege; or (iii) so as not to contravene any Law, fiduciary duty or contract to which any it or its Affiliates is a party.

(b)            The Company, on the one hand, and Parent, on the other hand shall (i) use its respective reasonable best efforts to comply as promptly as practicable with the requests of any Governmental Authority for additional information and documents, including information or documents requested under the HSR Act; (ii) not (A) extend any waiting period under the Applicable Competition Laws or (B) enter into any agreement with any Governmental Authority not to consummate the transactions contemplated by this Agreement, except, in each case, with the prior consent of the other parties; and (iii) cooperate fully with the other and use reasonable best efforts, as proper or advisable, to contest and resist any action, including legislative, administrative or judicial action, and to have vacated, lifted, reversed or overturned any Order (whether temporary, preliminary or permanent) that restricts, prevents or prohibits the consummation of the transactions contemplated by this Agreement.

(c)            Subject to Section 7.8(d), if any objections are asserted with respect to the transactions contemplated hereby under the Applicable Competition Laws, or if any Action is instituted by any Governmental Authority or any private party challenging any of the transactions contemplated hereby as violative of the Applicable Competition Laws, each of the Company and Parent will use its reasonable best efforts, as proper or advisable, to oppose or defend against any action to prevent or enjoin consummation of this Agreement (and the transactions contemplated herein), including by defending any Action brought by any Governmental Authority in order to avoid entry of, or to have vacated, overturned or terminated, including by appeal if necessary, in each case, in order to resolve any such objections or challenge as such Governmental Authority or private party may have to such transactions under the HSR Act or any other applicable Law so as to permit consummation of the transactions contemplated by this Agreement.

(d)            Notwithstanding anything in this Agreement to the contrary, nothing in Section 7.7 or this Section 7.8 shall require Parent or any of its Affiliates to offer, accept or agree to (i) dispose, sell or hold separate any part of its or the Company’s business, operations, assets or product lines (or any combination of the foregoing), (ii) restrict the manner in which, or whether, it (including after giving effect to the transactions contemplated by this Agreement) or the Company may carry on business in any part of the world, (iii) pay any consideration (other than ordinary course filing, application or similar fees and charges) to obtain any Consent in connection with the consummation of the transactions contemplated by this Agreement, (iv) terminate existing relationships, contractual rights or obligations of it or the Company, (v) terminate any venture or other arrangement of it or the Company or (vi) otherwise take or commit to take actions that after the Closing Date would limit its or the Company’s freedom of action with respect to, or ability to retain, one or more of the businesses, operations, assets or product lines. The Company shall not propose, negotiate, commit to or effect any sale, divestiture or disposition, termination of existing relationships, contractual rights or obligations, or termination of any venture or other arrangement, or otherwise take or commit to take any action in connection with obtaining any Consents without the prior written consent of Parent.

(e)            Notwithstanding anything in this Agreement to the contrary and subject to Section 7.8(d), the parties agree that Parent shall have the right (subject to good faith consultations with the Company) to devise the strategy (including the timing thereof) for all registrations, filings, forms, notices, petitions, statements, submissions of information, applications and other documents, communications and correspondence contemplated by, made in connection with or subject to Section 7.7 or this Section 7.8.

(f)            The filing fee under the Applicable Competition Laws in respect of Parent’s acquisition of the Company shall be paid by Parent.

7.9            Exclusivity. From the date hereof through the earlier to occur of the Closing and the termination of this Agreement pursuant to Article IX, the Company will not, and will not permit its Affiliates or representatives to, (a) solicit, initiate or encourage the submission of any proposal or offer from any Person relating to the acquisition of all or a significant portion of the equity interests or assets of the Company (by merger, purchase or sale of shares or assets or otherwise) (an “Alternative Proposal”), (b) enter into, maintain or continue discussions or negotiations regarding, or furnish or disclose to any Person any information in connection with, any Alternative Proposal or (c) enter into any letter of intent, binding term sheet, purchase agreement, merger agreement or other similar agreement with any Person with respect to any Alternative Proposal, in each case other than Parent and its representatives. The Company will, and will cause its representatives to, immediately cease and cause to be terminated any discussions, negotiations or activities with any Person in connection with any Alternative Proposal, will promptly terminate access to any electronic dataroom that has been made available to any third party in connection with any potential Alternative Proposal, and will promptly request the return or destruction of any material or information provided to any such Person prior to the date hereof and will enforce the terms of any existing confidentiality agreements in connection therewith, in each case other than Parent and its representatives.

7.10           Employee Matters.

(a)            Parent agrees that each employee of the Company who continues to be employed with such company (each such employee, a “Continuing Employee”) shall, during the period commencing on the Closing Date and ending on the first (1st) anniversary of the Closing Date, be provided with (i) a base salary or base wage no less than the base salary or base wage provided to such Continuing Employee by the Company immediately prior to the Effective Time and (ii) pension and welfare benefits that are either (A) substantially comparable in the aggregate to those provided by the Company immediately prior to the Effective Time or (B) substantially comparable in the aggregate to those provided by Parent and its Subsidiaries to similarly situated employees of Parent and its Subsidiaries.

(b)            Parent shall or shall cause the Surviving Company to use commercially reasonable efforts to provide that no pre-existing conditions, exclusions or waiting periods shall apply to Continuing Employees under the benefit plans provided for those employees, except to the extent such condition or exclusion was applicable to an individual Continuing Employee prior to the Effective Time. With respect to the plan year during which the Effective Time occurs, Parent shall use commercially reasonable efforts to provide each Continuing Employee with credit for deductibles and out-of-pocket requirements paid prior to the Closing Date in satisfying any applicable deductible or out-of-pocket requirements under any benefit plan of Parent or one of its affiliates in which such Continuing Employee is eligible to participate following the Closing Date.

(c)            From and after the Closing Date, Parent shall, or shall cause the Surviving Company to, provide credit (without duplication) to Continuing Employees for their service recognized by the Company as of the Effective Time for purposes of eligibility, continuous service, determination of service awards, vacation, paid time-off, and severance entitlements to the same extent and for the same purposes as such service was credited under the Employee Plans; provided, that such service shall not be recognized to the extent that such recognition would result in a duplication of benefits for the same period of service, for purposes of any frozen or discontinued employee plan of Parent or any of its Subsidiaries or any frozen or discontinued portion of an employee plan of Parent or any of its Subsidiaries or for purposes of benefit accrual under any defined benefit pension plan or for purposes of benefit accrual under any retiree medical plan.

(d)            Prior to the Effective Time, if requested by Parent in writing at least ten (10) days prior to the Effective Time, to the extent permitted by applicable Law and the terms of the applicable plan or arrangement, the Company shall cause each of the Company’s 401(k) plans (the “Company 401(k) Plans”) to be terminated effective immediately prior to the Effective Time. In the event that Parent requests that the Company 401(k) Plans be terminated, the Company shall provide Parent with evidence that such plans have been terminated (the form and substance of which shall be subject to review and approval by Parent (such approval not to be unreasonably withheld)) not later than the Business Day immediately preceding the Effective Time. If the Company 401(k) Plans are terminated pursuant to this Section 7.10(d), then, as soon as practicable following the plan termination date, Parent shall permit all Continuing Employees who were eligible to participate in the Company 401(k) Plans prior to the plan termination date to participate in Parent’s 401(k) plan and shall permit each such Continuing Employee to elect to rollover his or her account balance when distributed from the terminated Company 401(k) Plan, including any outstanding participant loans, to Parent’s 401(k) plan.

(e)            Prior to making any broad-based written or material oral communications to the employees of the Company pertaining to the treatment of compensation, equity awards or benefits in connection with the transactions contemplated by this Agreement, the Company shall provide Parent with a copy of the intended broad-based communication, and Parent shall have a reasonable period of time to review and comment on the broad-based communication. Any reasonable comments from Parent shall be incorporated into such broad-based communication.

(f)            The Company shall (i) use reasonable best efforts to obtain, no less than four (4) days prior to the Closing, a waiver from each “disqualified individual” (within the meaning of Section 280G of the Code and the regulations thereunder) that shall provide that, if the requisite stockholder approval under Section 280G(b)(5)(B) of the Code and the regulations thereunder is not obtained, no payments or benefits that would separately or in the aggregate constitute “excess parachute payments” (within the meaning of Section 280G of the Code and the regulations thereunder) with respect to such disqualified individual in the absence of such stockholder approval shall be payable to or retained by such disqualified individual to the extent such excess parachute payments would not be deductible by reason of the application of Section 280G of the Code or would result in the imposition of excise Taxes under Section 4999 of the Code upon such disqualified individual; and (ii) to the extent such waivers are obtained, deliver, no less than three (3) days prior to the Closing, to the stockholders of the Company a disclosure statement in a form which satisfies the disclosure obligations under Section 280G(b)(5)(B) of the Code and the regulations thereunder, and which solicits and recommends that the shareholders vote in favor of the transactions disclosed therein through a vote meeting the requirements of Section 280G(b)(5)(B) of the Code and the regulations thereunder, and which provides for a voting process that is intended to be completed no later than the day prior to the Closing Date. The Company shall provide Parent and its representatives with a copy of the form of such waiver and such disclosure statement (along with the analysis described in the last sentence of this Section 7.10(f)) for its review and approval (which approval shall not be unreasonably withheld) no less than two (2) Business Days prior to delivery to each such disqualified individual and shareholders of the Company, respectively, and the Company shall incorporate all reasonable comments timely provided by Parent or its representatives. At least five (5) Business Days prior to the Closing, the Parent shall provide to the Company all Contracts or other agreements or arrangements (or a summary thereof that satisfies the disclosure obligations under Section 280G(b)(5)(B) of the Code) that are (or will be) entered into by Parent or any of its Affiliates (or under which Parent or any of its Affiliates have liability) that would reasonably be expected to result in a “parachute payment” within the meaning of Section 280G of the Code in connection with the transactions contemplated by this Agreement (alone or in combination with any other event) with respect to a “disqualified individual” of the Company. At least ten (10) Business Days prior to the Closing, with respect to each “disqualified individual” of the Company, the Company shall provide to Parent: (i) a schedule that sets forth (A) the Company’s reasonable, good faith estimate of all payments or benefits that would reasonably be expected to be “parachute payments” to such disqualified individual as a result of any of the transactions contemplated by this Agreement (alone or in combination with any other event), and (B) the “base amount” (as defined in Section 280G(b)(3) of the Code) for each such individual; and (ii) the underlying data and documentation on which such schedule is based.

(g)            The provisions of this Section 7.10 are solely for the benefit of the parties to this Agreement, and neither any current or former employee, nor any other individual associated therewith, is or shall be regarded for any purpose as a third-party beneficiary to this Agreement. Notwithstanding anything to the contrary in this Agreement, no provision of this Agreement is intended to, or does, (i) constitute the establishment of, or an amendment to, any Employee Plan or any employee benefit plan of Parent, the Surviving Company or any of their Affiliates, (ii) alter or limit the ability of Parent to amend, modify or terminate any Employee Plan or any other benefit plan, program, agreement or arrangement, (iii) give any third party any right to enforce the provisions of this Section 7.10, (iv) prevent the Company, Parent, the Surviving Company or any of their Affiliates, prior to, at or after the Effective Time, from terminating the employment of any employee (including any Continuing Employee) or (v) be deemed to confer upon any such individual or legal representative any rights under or with respect to any plan, program or arrangement described in or contemplated by this Agreement, and each such individual or legal representative shall be entitled to look only to the express terms of any such plan, program or arrangement for his or her rights thereunder.

7.11          Company Stockholder Approval; Stockholder Notice.

(a)            Within 48 hours following the execution of this Agreement, the Company shall deliver to Parent a true and complete copy of a written consent (the “Company Written Consent”) evidencing the approval of this Agreement, the Mergers and the transactions contemplated hereby by the Company’s stockholders holding: (i) a majority of the voting power of the outstanding Preferred Stock entitled to vote thereon, (ii) a majority of the voting power of the outstanding Series C Preferred Stock entitled to vote thereon, and (iii) a majority of the voting power of the outstanding Series D Preferred Stock entitled to vote thereon (the “Company Stockholder Approval”).

(b)            The Company shall prepare (and shall provide Parent with reasonable opportunity to review and comment on) and send, within ten (10) Business Days of the date hereof, a notice of action by written consent as required by Sections 228(e) and 262 of the DGCL to the Common Stockholders that have not executed and delivered the written consent referenced in Section 7.11(a).

7.12           Change of Name. The Company shall, as promptly as practicable after the date of this Agreement and prior to the Closing, use reasonable best efforts to cause Codecademy India Private Limited to legally dissolve or otherwise cease conducting business under the “Codecademy” name and make any and all filings necessary to change the name of Codecademy India Private Limited to a name that is dissimilar from, bears no resemblance to, does not use and is not confusingly similar to the “Codecademy” name or any other name included in the Owned Intellectual Property, as reasonably approved in writing in advance by Parent. No later than the Closing, the Company shall use reasonable best efforts to provide Parent with evidence reasonably satisfactory to Parent that documents to dissolve such entity or bring such change of name into effect have been filed with the relevant Governmental Authorities.

7.13            Termination of Affiliate Transactions; Other Arrangements. Prior to the Closing, the Company shall cause all Affiliate Agreements, including any commitments to issue any Common Stock or other equity interests in the Company, to be settled or otherwise terminated prior to the Closing, without any liability on the part of the Company, Parent or any of their respective Affiliates (including liability arising from such termination), except for this Agreement, the Escrow Agreement, and those Contracts or other transactions set forth in Section 7.13 of the Company Disclosure Letter.

7.14            Financing and Financing Cooperation.

(a)            Parent and the Merger Subs shall take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable to arrange and obtain the Financing, including by using their reasonable best efforts to: (A) maintain in effect the Commitment Letter, (B) negotiate and enter into definitive agreements with respect to the Financing, (C) enforce their rights and the obligations of the Financing Entities under the Commitment Letter, (D) satisfy (or have waived, if deemed advisable by Parent) all of the conditions set forth in the Commitment Letter that are within their control and (E) obtain the Financing contemplated by the Commitment Letter as and to the extent (but only to the extent) required to fund the Merger Amount. Upon request by the Company, Parent shall keep the Company reasonably informed on a reasonably current basis and in reasonable detail of the status of its efforts to arrange the Financing (or replacement thereof), and shall provide the Company information and copies of drafts of such definitive documentation as is available to them as may be reasonably requested by the Company for purposes of monitoring the progress of the Financing. Parent shall give the Company prompt notice (i) upon becoming aware of any material change with respect to the availability of the Financing (including actual breach or default by any party to the Commitment Letter (or any replacement thereof)), (ii) of the receipt of any written notice or other written communication from any Person party to the Commitment Letter (or any replacement thereof) with respect to, or Parent becoming aware of, any material dispute or disagreement between or among any parties to the Commitment Letter (or any replacement thereof) relating to the obligation to fund the Financing or any breach of Parent or any of its Affiliates of its obligations under such letter or default, termination or repudiation by any party to such letter, and (iii) of any termination of the Commitment Letter. Parent shall not, without the prior written consent of the Company, agree to take any action or to amend, modify, supplement, restate, substitute or replace the Commitment Letter (or any replacement thereof) if such action or such amendment, modification, supplement, restatement, substitution or replacement would reasonably be expected to (x) materially delay or prevent the consummation of the transactions contemplated by this Agreement, (y) reduce the aggregate amount of the Financing to be funded on the Closing Date such that the aggregate amount of the Financing would be less than the amount required to pay the Merger Amount or (z) otherwise adversely affect the ability of Parent or any of its Affiliates to enforce their rights under the Commitment Letter or to consummate the transactions contemplated by this Agreement. Notwithstanding anything to the contrary set forth herein, Parent and the Merger Subs may modify, supplement, or amend the Commitment Letter, to add lead arrangers, bookrunners, syndication agents, documentation agents, lenders or similar entities that have not executed the Commitment Letter as of the date hereof. Notwithstanding the foregoing, if the Financing contemplated by the Commitment Letter (or any replacement thereof) becomes unavailable, Parent shall use its reasonable best efforts to arrange and obtain alternative financing from alternative sources (it being understood that Parent and Merger Subs shall have no obligation to accept terms or conditions that are less favorable in the aggregate to Parent and Merger Subs than the terms and conditions set forth in the Commitment Letter as in effect on the date hereof and Parent and Merger Subs shall not be required to pay fees more than the amount of fees required to be paid under the Commitment Letter as in effect on the date hereof (taking into account “market flex” provisions)), without any expansion of the conditions precedent to the Financing set forth in the Commitment Letter that would make such conditions less likely to be satisfied by the Closing Date, and in an amount at least equal to the Financing or such unavailable portion thereof, as the case may be (the “Alternate Financing”), and to obtain a new financing commitment letter with respect to such Alternate Financing (together with any related fee letter, the “New Commitment Letter”) and a complete and correct copy of which shall be provided by Parent to the Company promptly (with respect to any fee letter, subject to customary redactions solely with respect to fee amounts, original issue discount, “market flex” provisions and other customarily redacted economic terms). In the event any New Commitment Letter is obtained with respect to Financing, (I) any reference in this Agreement to the “Financing” shall mean the debt financing contemplated by the Commitment Letter as modified pursuant to clause (II) below, and (II) any reference in this Agreement to the “Commitment Letter” shall be deemed to include the Commitment Letter to the extent not superseded by the New Commitment Letter at the time in question and the New Commitment Letter to the extent then in effect.

(b)            The Company shall and shall cause its Subsidiaries to, and shall use its reasonable best efforts to cause its and their respective Representatives to, use reasonable best efforts to provide all reasonable cooperation that is necessary, customary or advisable and requested by Parent to assist Parent and the Merger Subs, in arranging, obtaining and syndicating any of the Financing contemplated by the Commitment Letter, at Parent’s sole cost and expense, including, without limitation, by:

(i)            making senior management and advisors of the Company and its Subsidiaries available to participate (by telephonic or video conference meeting, to the extent practicable) at reasonable times in a reasonable number of meetings, presentations (and, if the Financing contemplated by the Commitment Letter becomes unavailable and the replacement thereof consists of a securities offering, roadshows) and due diligence sessions that are requested a reasonable time period in advance with proposed lenders (and, if the Financing contemplated by the Commitment Letter becomes unavailable and the replacement thereof consists of a securities offering, underwriters, initial purchasers or placement agents), and in sessions with rating agencies,

(ii)            providing reasonable and timely assistance to Parent and the Financing Entities in their preparation of (A) materials for lender presentations, confidential information memoranda (public and non-public) (and, if the Financing contemplated by the Commitment Letter becomes unavailable and the replacement thereof consists of a securities offering, offering memoranda and prospectuses) and similar documents customary or required in connection with the Financing contemplated by the Commitment Letter and (B) customary (for a Financing of the type contemplated by the Commitment Letter or, in the event the Financing contemplated by the Commitment Letter becomes unavailable, any replacement Financing) pro forma financial statements reflecting the Merger and the Financing (it being understood that nothing in this Section 7.14(b)(ii) shall require the Company to prepare any pro forma financial statements),

(iii)            as promptly as practicable on an ongoing basis, furnishing Parent with (I) the historical financial statements necessary to satisfy the conditions set forth in Paragraph 5(a)(i) and (ii) of Exhibit C to the Commitment Letter and (II) any other financial and operating data or other information reasonably request by the Parent or Merger Subs regarding the Company reasonably necessary for Parent to prepare customary pro forma financial statements (the information described in the foregoing clauses (I) and (II), the “Required Financing Information”),

(iv)            if requested in writing by Parent at least nine (9) Business Days prior to the Closing Date, furnishing to Parent all information regarding the Company and its Subsidiaries that is requested by Parent and required by the Financing Entities in connection with the Financing by regulatory authorities under applicable “beneficial ownership,” “know your customer” and anti-money laundering rules and regulations, including the Patriot Act, at least three (3) Business Days prior to the Closing Date,

(v)            providing customary authorization letters authorizing the distribution of information to prospective lenders and containing a customary representation to the Financing Entities that such information does not contain a material misstatement or omission about the Company and its Subsidiaries and containing a representation to the Financing Parties that the public side versions of the marketing materials with respect to the Company and its Subsidiaries, if any, do not include material non-public information about the Company and its Subsidiaries,

(vi)            executing and delivering definitive financing documents, including any pledge and security documents, any loan agreements, guarantees, currency or interest hedging agreements, certificates, and other definitive financing documents, and in each case assisting in the preparation of applicable schedules and other information necessary in connection therewith,

(vii)            facilitating the pledging of collateral (including delivery of stock and other equity certificates of the Subsidiaries of the Company),

(viii)            [reserved], and

(ix)            cooperating with Parent to satisfy the conditions precedent to the Financing to the extent within the control of the Company, and taking all corporate actions, subject to the occurrence of the Effective Time, reasonably requested by Parent to permit the consummation of the Financing.

(c)            The provisions of Section 7.14(b) notwithstanding, nothing in the foregoing Section 7.14(b) will require the Company or any of its Subsidiaries or any of their respective Representatives to:

(i)            agree to pay any fees or reimburse any expenses prior to the Effective Time for which it has not received prior reimbursement or is not otherwise indemnified by or on behalf of Parent;

(ii)            take any action or provide any assistance that would unreasonably interfere with the conduct of the business of the Company and its Subsidiaries;

(iii)            take any action or provide any information that will conflict with or violate its organizational documents or any applicable Laws or material Contracts (in the case of the disclosure of information) would result in the violation of any confidentiality agreement or waiver of any legal privilege (provided, however, the Company shall use its commercially reasonable efforts to provide an alternative means of disclosing or providing such information to the extent reasonably practical and permitted by Law or that does not result in a loss of such legal privilege, as applicable, and in the event that the Company or any of its Subsidiaries does not provide access or information in reliance on this clause, the Company shall provide notice to Parent that information is being withheld);

(iv)            give indemnities that are effective prior to the Effective Time for which it is not simultaneously indemnified by Parent;

(v)            pass resolutions or consents to approve or authorize the execution of the Financing or any definitive agreements with respect thereto prior to the Effective Time; provided, that the Company and its Subsidiaries and their respective Representatives shall cooperate with Parent to replace any officers and directors of the Company and its Subsidiaries who will not be employed thereby immediately after Closing with Persons designated by Parent and to add any officers and directors designated by Parent, such replacements and additions to become effective immediately at Closing;

(vi)            cause the execution of any certificates or other documents (other than authorization letters referred to in Section 7.14(b)(v)) by any officer, director or employee whose employment or appointment by the Company or any of its Subsidiaries will terminate prior to or upon Closing;

(vii)            take any action pursuant to Section 7.14(b) that would reasonably be expected to result in personal liability to a director, officer or employee;

(viii)            provide any legal opinion or other opinion of counsel; or

(ix)            cause any condition to Closing set forth herein to not be satisfied or otherwise cause any breach of this Agreement by the Company (including any representations or warranties hereunder).

In addition, no action, liability or obligation of the Company, any of its Subsidiaries or any of their respective representatives pursuant to any certificate, agreement, arrangement, document or instrument (other than customary authorization letters referred to in Section 7.14(b)(v)) relating to the Financing will be required to be effective until the Effective Time.

(d)            Notwithstanding anything herein or in the Confidentiality Agreement to the contrary, Parent will be permitted to disclose any information relating to the Company and its Subsidiaries and the transactions contemplated by this Agreement to any Financing Entities or prospective Financing Entities (and, in each case, to their respective Representatives) so long as such information is furnished by Parent subject to customary confidentiality undertakings or arrangements in connection with the Financing. The Company hereby consents to the use of all its and its Subsidiaries’ logos in connection with the Financing; provided, that such logos are used solely in a manner that is reasonable and customary for such purposes and that is not intended to or reasonably likely to harm or disparage the Company or its Subsidiaries or the reputation or goodwill of the Company or any of its Subsidiaries, or any of their respective products, services, offerings or intellectual property rights.

(e)            Parent shall promptly, upon request by the Company, reimburse the Company for all reasonable costs and expenses (including reasonable attorneys’ fees, but excluding the costs of the Company’s preparation of its financial statements) incurred by the Company or any of its Subsidiaries or their respective Representatives in connection with the cooperation of the Company and its Subsidiaries and their respective representatives contemplated by Section 7.14(a), and shall indemnify and hold harmless the Company, its Subsidiaries and their respective Representatives from and against any and all losses, damages, claims, costs, expenses, liabilities, interest, awards, judgments and penalties suffered or incurred by any of them in connection with any cooperation pursuant to Section 7.14(b) and any information used in connection therewith, except with respect to (i) any information provided in writing by the Company or any of its Subsidiaries for use in connection with the Financing or (ii) any gross negligence, bad faith or willful misconduct by any such persons or material breach by any such persons of their obligations under this Agreement, in each case as determined in a final, non-appealable judgment of a court of competent jurisdiction. The foregoing obligations shall survive termination of this Agreement.

(f)            Parent and Merger Sub acknowledge and agree that in no event shall the receipt or availability of any funds or financing (including, for the avoidance of doubt, the Financing) by Parent or the Merger Subs or any of their respective Affiliates be a condition to the obligations of Parent and the Merger Subs under this Agreement.

7.15         Proxy Statement.

(a)            As promptly as practicable following the date of this Agreement, Parent shall prepare and file with the SEC, a proxy statement in preliminary form of the type contemplated by Regulation 14A promulgated under the Exchange Act (as amended or supplemented, the “Proxy Statement”) in order to facilitate the solicitation by Parent of proxies from Parent’s stockholders to approve at the Parent Special Meeting, by the requisite vote of Parent’s stockholders under the DGCL, Parent’s Organizational Documents, and the rules and regulations of the New York Stock Exchange and applicable Laws (the “Requisite Parent Stockholder Vote”): (1) the issuance of Parent Common Stock as consideration in the transactions contemplated hereby pursuant to the requirements of Rule 312.03 in the New York Stock Exchange Listed Company Manual, and (2) any other proposals the Parties deem necessary or desirable to consummate the transactions contemplated hereby (collectively, the “Parent Stockholder Matters”). Without the prior written consent of the Company (such consent not to be unreasonably withheld, conditioned or delayed), the Parent Stockholder Matters shall be the only matters (other than procedural matters) which Parent shall propose to be acted on by the Parent’s stockholders at the Parent Special Meeting. Parent shall use its reasonable best efforts to file the preliminary Proxy Statement within thirty (30) days following the date of this Agreement.

(b)            Parent shall use its reasonable best efforts to (i) cause the Proxy Statement, when filed with the SEC, to comply with all legal requirements applicable thereto, including the applicable requirements of the Exchange Act and the rules and regulations thereunder, (ii) promptly provide responses to the SEC with respect to all comments received on Proxy Statement from the SEC, and (iii) cause the Proxy Statement to be cleared by the SEC as promptly as practicable after such filing. Parent shall cause the definitive Proxy Statement to be mailed to its stockholders as of the applicable record date as promptly as practicable (and in any event within three (3) Business Days) following the earlier of (x) in the event the preliminary Proxy Statement is not reviewed by the SEC, the expiration of the waiting period in Rule 14a-6(a) under the Exchange Act or (y) in the event the preliminary Proxy Statement is reviewed by the SEC, receipt of oral or written notification of the completion of the review by the SEC (such earlier date, the “Proxy Clearance Date”). Each Party shall furnish all information concerning it and its Affiliates to the other Party as necessary to be included in the Proxy Statement and shall provide such other assistance as may be reasonably requested by the other party in connection with the Proxy Statement and shall otherwise reasonably assist and cooperate with the other Party in the preparation of the Proxy Statement and the resolution of any comments received from the SEC. In furtherance of the foregoing, the Company (i) agrees to provide Parent with all information concerning the business, management, operations and financial condition of the Company, in each case, as necessary for inclusion in the Proxy Statement and as reasonably requested by Parent for inclusion in the Proxy Statement and (ii) shall cause the officers and employees of the Company to be reasonably available to Parent and its counsel in connection with the drafting of the Proxy Statement and responding in a timely manner to comments on the Proxy Statement from the SEC.

(c)            If any information relating to the Company or Parent, or any of their respective Affiliates, directors or officers, should be discovered by the Company or Parent which is required to be set forth in an amendment or supplement to the Proxy Statement so that such document would not include any misstatement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, the Party which discovers such information shall promptly notify the other Party and an appropriate amendment or supplement describing such information shall be promptly filed with the SEC and, to the extent required by and in compliance with applicable Law, disseminated to the stockholders of the Parent. Parent shall promptly notify the Company of (i) the time when the Proxy Statement has been filed, (ii) in the event the preliminary Proxy Statement is not reviewed by the SEC, the expiration of the waiting period in Rule 14a-6(a) under the Exchange Act, (iii) in the event the preliminary Proxy Statement is reviewed by the SEC, receipt of oral or written communication of the completion of the review by the SEC, (iv) the filing of any supplement or amendment to the Proxy Statement, (v) the issuance of any stop order by the SEC, (vi) any request by the SEC for amendment of the Proxy Statement and (vii) the receipt of any comments from the SEC or the staff of the SEC and of any request by the SEC or the staff of the SEC for amendments or supplements to the Proxy Statement or for additional information and shall, as promptly as practicable after receipt thereof, supply the Company with copies of all written correspondence between it or any of its Representatives, on the one hand, and the SEC or the staff of the SEC, on the other hand, or, if not in writing, a description of such communication, with respect to the Proxy Statement or the Mergers. No filing of, or amendment or supplement to the Proxy Statement, or response to any comments from the SEC or the staff of the SEC relating to the Proxy Statement, will be made by Parent without the prior written consent of the Company (such consent not to be unreasonably withheld, conditioned or delayed) and without providing the Company a reasonable opportunity to review and comment thereon, which comments shall be considered in good faith by Parent, unless pursuant to a telephone call initiated by the SEC. Parent shall include the Parent Recommendation in the Proxy Statement.

7.16         Parent Special Meeting.

(a)            As promptly as practicable after the Proxy Clearance Date, Parent shall convene and hold a special meeting of its stockholders (the “Parent Special Meeting”) for the purpose of obtaining the Requisite Parent Stockholder Vote, and Parent shall use its reasonable best efforts to obtain the Requisite Parent Stockholder Vote at the Parent Special Meeting, including by soliciting proxies as promptly as practicable in accordance with applicable Law. In connection therewith, prior to the Proxy Clearance Date, the Parent Board shall set a record date for determining the stockholders of Parent entitled to vote at the Parent Special Meeting, such record date to be mutually agreed with the Company. Parent shall comply with Law and all legal requirements applicable to such meeting, including the DGCL, Parent’s Organizational Documents and the Exchange Act, including Regulation 14A and Schedule 14A promulgated thereunder, as applicable. Notwithstanding anything to the contrary contained in this Agreement, Parent shall be entitled to postpone or adjourn the Parent Special Meeting only: (i) to ensure that any supplement or amendment to the Proxy Statement that the Parent Board has reasonably determined in good faith after consultation with Parent’s outside legal counsel is required by applicable Law is disclosed to Parent’s stockholders and for such supplement or amendment to be promptly disseminated to Parent’s stockholders prior to the Parent Special Meeting; (ii) if, as of the time for which the Parent Special Meeting is originally scheduled (as set forth in the Proxy Statement), there are insufficient shares of Parent Common Stock represented (either in person or by proxy) to constitute a quorum necessary to conduct the business to be conducted at the Parent Special Meeting; or (iii) in order to solicit additional proxies from stockholders for purposes of obtaining the Requisite Parent Stockholder Vote; provided, that in the event of a postponement or adjournment pursuant to clause (i), (ii) or (iii) above, the Parent Special Meeting shall be reconvened as promptly as practicable and in any event no later than five (5) Business Days after the date for which the Parent Special Meeting was originally scheduled (excluding any adjournments required by applicable Law) and in any event shall not be held later than three (3) Business Days prior to the Termination Date.

(b)            Unless this Agreement has been earlier validly terminated in accordance with Section 9.1, the Parent Stockholder Matters shall be submitted to Parent’s stockholders at the Parent Special Meeting for the purpose of obtaining the Requisite Parent Stockholder Approval and nothing contained in this Agreement shall be deemed to relieve Parent of such obligation.

7.17         R&W Insurance Policy. Within two Business Days of the date of this Agreement, Parent shall deliver to the Company a true, accurate and complete copy of the final form of the R&W Insurance Policy. Upon execution, the R&W Insurance Policy will be in full force and effect as of the date of this Agreement and will be a legal, valid, binding and enforceable obligation of Parent, and, to the Knowledge of Parent, the insurers thereunder, except as enforcement may be limited by the General Enforceability Exceptions. From and after the Closing, Parent and its Affiliates may not cancel, amend, waive, modify, alter or supplement the limitations on subrogation against the Company Equity Holders or their respective Affiliates in the R&W Insurance Policy or otherwise cancel, amend, waive, modify, alter or supplement the R&W Insurance Policy in a manner adverse to the Company Equity Holders without the prior written consent of the Securityholder Representative. One half (1/2) of the R&W Insurance Expenses shall be deemed to be Transaction Expenses and one half (1/2) of the R&W Insurance Expenses shall be borne by Parent.

7.18         NYSE Listing. As promptly as practicable following the date hereof, Parent shall make an application to the New York Stock Exchange for the listing of the shares of Parent Common Stock to be issued pursuant to this Agreement and shall use reasonable best efforts to cause such shares of Parent Common Stock to be approved for listing on the New York Stock Exchange, subject to official notice of issuance.

7.19         Registration Rights Agreement. At the Closing, Parent and those Company Equity Holders party to the Company Written Consent shall enter into the Registration Rights Agreement.

7.20         Financial Statements. The Company shall deliver to Parent, as promptly as reasonably practicable following the date of this Agreement, but in no event later than April 1, 2022, a true, correct and complete copy of the audited balance sheet of the Company and the related audited statements of operations, changes in stockholders’ equity and cash flows for the fiscal year ended December 31, 2021, together with the notes thereto (the “2021 Audited Financial Statements”), which 2021 Audited Financial Statements may be prepared by the Company’s current (as of the date hereof) independent accountants.

7.21         Undertaking. The Company shall take the actions set forth in Section 7.21 of the Company Disclosure Letter.

7.22         CFIUS.

(a)            The Company, on the one hand, and Parent, on the other hand shall, and shall cause their Affiliates to, use best efforts to obtain CFIUS Clearance. Such best efforts shall include the actions set forth in this Section 7.22.

(b)            As soon as practicable following the date hereof, but in no event later than fifteen (15) Business Days following the date hereof, the Company and Parent shall submit to CFIUS a CFIUS Declaration or a draft CFIUS Notice, as determined by the Company and Parent.

(c)            In the event the Company and Parent submit a draft CFIUS Notice to CFIUS, the Company and Parent shall promptly prepare a definitive CFIUS Notice that addresses all questions and comments received from CFIUS relating to the draft CFIUS Notice. The Company and Parent shall submit the definitive CFIUS Notice to CFIUS promptly after the date on which they receive questions and comments on the draft CFIUS Notice or an indication that CFIUS has no questions or comments, and in no event later than five (5) Business Days following that date (unless such timing is not possible). The Company and Parent shall promptly address any further questions and comments raised by CFIUS concerning the CFIUS Notice following its submission. Parent shall pay any filing fee required by 31 C.F.R. § 800.1101 on or before the date on which the Company and Parent submit the definitive CFIUS Notice.

(d)            During the course of a CFIUS review or investigation of the transactions contemplated by this Agreement, each of the Company and Parent shall provide any information requested by CFIUS or any other agency or branch of the U.S. government in connection with the review or investigation of the transactions contemplated by this Agreement, within the time period specified by 31 C.F.R. § 800.406(a)(3) or 31 C.F.R. § 800.504(a)(4), as applicable, or otherwise specified by CFIUS staff.

(e)            Each of the Company and Parent shall, in connection with the best efforts to obtain the CFIUS Clearance, (i) cooperate in all respects and consult with the other Party in connection with CFIUS Declaration or the CFIUS Notice, as applicable, including by allowing the other Party to have a reasonable opportunity to review in advance and comment on drafts of filings and submissions; (ii) promptly inform the other Party of any communication with CFIUS and promptly provide copies to the other Party of any such written communications, except for personal identifying information required by 31 C.F.R. § 800.502(c)(5)(vi)(B); and (iii) permit the other Party to review in advance any communication that it gives to, and consult with each other in advance of any meeting, telephone call or conference with CFIUS, and to the extent not prohibited by CFIUS, give the other Party the opportunity to attend and participate in any telephonic conferences or in-person meetings with CFIUS, in each case of (i)-(iii), subject to confidentiality considerations contemplated by the DPA, required by CFIUS, or otherwise agreed upon by the Parties to be restricted to outside counsel only. With respect to Parent, such best efforts shall also include taking or causing to be taken all action necessary to obtain the CFIUS Clearance so as to enable the consummation of the transactions contemplated by this Agreement, including entering into a mitigation agreement, letter of assurance, national security agreement, proxy agreement, trust agreement or other similar arrangement or agreement in relation to the business and assets of Parent, the Affiliates of the Parent or the Company, or otherwise divesting or agreeing to divest assets, with mitigation and related terms and conditions that are required by CFIUS or the President (if under Presidential review) for such arrangements or agreements; provided, however, that (a) Parent and the Affiliates of Parent shall not be required to take or cause to be taken or agree to take any action in connection with this Agreement or any of the transactions contemplated by this Agreement contemplated by this Agreement unless such action would be conditioned upon or occur subsequent to the Closing and (b) they would not result in a material and adverse effect on the economic benefits expected to be realized by Parent in connection with the transactions contemplated by this Agreement.

(f)            The Company and Parent also agree that if CFIUS suggests or requests that the Parties withdraw and resubmit the CFIUS Declaration or the CFIUS Notice, as applicable, the Parties shall cooperate in withdrawing and resubmitting CFIUS Declaration or the CFIUS Notice, as applicable.

(g)            Notwithstanding anything to the contrary contained in this Agreement, in the event of a CFIUS Turndown, no Party shall have any further obligation to seek CFIUS Clearance.

(h)            No Party shall take or cause any of its Affiliates to take, any action that would reasonably be expected to prevent, materially delay or materially impede the receipt of CFIUS Clearance.

7.23         Tech E&O Policy. Prior to the Closing, the Company shall (a) renew or obtain an extension of the Company’s current technology errors and omissions liability insurance policy (the “Tech E&O Policy”) and (b) obtain a prepaid (or “tail”) technology errors and omissions liability insurance policy (the “Tech E&O Tail Policy”) in respect of acts or omissions occurring at or prior to the Effective Time for three (3) years from the Effective Time (a complete and accurate copy of which has been made available to Parent), and the costs payable in connection with the renewal or extension of the Tech E&O Policy and the Tech E&O Tail Policy shall be paid by the Company.

7.24         Preemptive Rights. Prior to the Closing, the Company will use reasonable best efforts to fully satisfy (including with respect to rights of timely notification) or obtain enforceable waivers in respect of any preemptive rights, rights of first refusal, co-sale rights or similar rights directly or indirectly affecting any of its securities with respect to the transactions contemplated by this Agreement.

Article VIII
CONDITIONS TO CLOSING

8.1           Conditions to Obligations of the Company. The obligations of the Company to consummate the transactions contemplated by this Agreement are subject to the satisfaction or waiver by the Company in writing (if permitted by applicable Law) at or prior to the Closing of each of the following conditions:

(a)            The representations and warranties of Parent, Borrower, Merger Sub I and Merger Sub II set forth in (i) Section 6.1, Section 6.3, Section 6.8, and Section 6.12 shall be true and correct in all material respects (without giving effect to any limitation as to “materiality” or “Material Adverse Effect” or any similar limitation contained therein), as of the date hereof and as of the Closing Date as though made on and as of the Closing Date (except to the extent expressly made as of an earlier date, in which case, as of such date); (ii) Section 6.11 shall be true and correct in all respects as of the date hereof and as of the Closing Date as though made on and as of the Closing Date; (iii) Section 6.2 shall be true and correct in all respects, except for de minimis inaccuracies, as of the date hereof and as of the Closing Date as though made on and as of the Closing Date; (iv) any other section of this Agreement shall be true and correct as of the date hereof and as of the Closing Date as though made on and as of the Closing Date (except to the extent expressly made as of an earlier date, in which case, as of such date), except with respect to this clause (iv), where the failure of such representations and warranties to be so true and correct (without giving effect to any limitation as to materiality or “Material Adverse Effect” or any similar limitation contained therein) has not had and is not reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on Parent.

(b)            Each of Parent, Borrower, Merger Sub I and Merger Sub II shall have performed and complied with in all material respects each of the covenants and agreements required to be performed by it under this Agreement at or prior to the Closing.

(c)            Parent shall have delivered or caused to be delivered to the Company, the Securityholder Representative, the Exchange Agent and the Escrow Agent the items required to be delivered to such Persons by Section 4.2 or Section 4.3(b).

(d)            The waiting period (including any extension thereof) applicable to the consummation of the transactions contemplated hereby under the HSR Act, and any agreed upon extensions thereof, shall have expired or been terminated.

(e)            No Order or Law of a court of competent jurisdiction or other Governmental Authority shall have been issued, promulgated or entered after the date of this Agreement and remain in effect that prohibits, enjoins or makes illegal the consummation of the transactions contemplated by this Agreement.

(f)            The Parent Stockholder Approval shall have been obtained.

(g)            The shares of Parent Common Stock to be issued pursuant to this Agreement shall have been approved for listing on the New York Stock Exchange, subject to official notice of issuance.

8.2           Conditions to Obligations of Parent, Borrower, Merger Sub I and Merger Sub II. The obligations of Parent, Borrower, Merger Sub I and Merger Sub II to consummate the transactions contemplated by this Agreement are subject to the satisfaction or waiver by Parent in writing (if permitted by applicable Law) at or prior to the Closing of each of the following conditions:

(a)            The representations and warranties of the Company set forth in (i) Section 5.1, Section 5.21, and Section 5.24 shall be true and correct in all material respects (without giving effect to any limitation as to “materiality” or “Material Adverse Effect” or any similar limitation contained therein), as of the date hereof and as of the Closing Date as though made on and as of the Closing Date (except to the extent expressly made as of an earlier date, in which case, as of such date); (ii) Section 5.19(a) shall be true and correct in all respects as of the date hereof and as of the Closing Date as though made on and as of the Closing Date; (iii) Section 5.2 shall be true and correct in all respects (except for immaterial inaccuracies) as of the date hereof and as of the Closing Date as though made on and as of the Closing Date; (iv) any other section of this Agreement shall be true and correct as of the date hereof and as of the Closing Date as though made on and as of the Closing Date (except to the extent expressly made as of an earlier date, in which case, as of such date), except with respect to this clause (iv), where the failure of such representations and warranties to be so true and correct (without giving effect to any limitation as to materiality or “Material Adverse Effect” contained therein) would not have, individually or in the aggregate, a Material Adverse Effect on the Company.

(b)            The Company shall have performed and complied with in all material respects each of the covenants and agreements required to be performed by it under this Agreement at or prior to the Closing.

(c)            The Company shall have delivered or caused to be delivered to Parent the items required by Section 4.3(a).

(d)            The waiting period (including any extension thereof) applicable to the consummation of the transactions contemplated hereby under the HSR Act, and any agreed upon extensions thereof, shall have expired or been terminated.

(e)            No Order or Law of a court of competent jurisdiction or other Governmental Authority shall have been issued, promulgated or entered after the date of this Agreement and remain in effect that prohibits, enjoins or makes illegal the consummation of the transactions contemplated by this Agreement.

(f)            The Company Stockholder Approval shall have been obtained.

(g)            The Parent Stockholder Approval shall have been obtained.

(h)            The shares of Parent Common Stock to be issued pursuant to this Agreement shall have been approved for listing on the New York Stock Exchange, subject to official notice of issuance.

(i)            No Material Adverse Effect on the Company shall have occurred.

(j)            CFIUS Clearance shall have been obtained.

8.3           Frustration of Closing Conditions. The Company may not rely on the failure of any condition set forth in Section 8.1 to be satisfied if its failure to perform in all material respects any of its obligations under this Agreement shall have been a principal cause of, or shall have resulted in, the failure of any such condition. Neither Parent nor the Merger Subs may rely on the failure of any condition set forth in Section 8.2 to be satisfied if either Parent or the Merger Subs’ failure to perform in all material respects any of its obligations under this Agreement shall have been a principal cause of, or shall have resulted in, the failure of any such condition.

Article IX
TERMINATION OF AGREEMENT

9.1           Termination. Notwithstanding any other provision of this Agreement, this Agreement may be terminated at any time prior to the Closing, whether before or after receipt of the Company Stockholder Approval:

(a)            by the mutual written consent of Parent, the Merger Subs and the Company;

(b)            by Parent or the Company, upon written notice to the other Party, if the Closing has not occurred on or prior to 11:59 P.M. New York time on June 22, 2022 (as may be extended by the following proviso, the “Termination Date”); provided, that if, as of two (2) Business Days prior to the Termination Date, all of the conditions set forth in Article VIII have been and remain satisfied or waived other than the conditions set forth in Sections 8.1(d), 8.2(d) or 8.2(j) (and any conditions that by their terms are not capable of being satisfied until the Closing Date), the Termination Date shall be automatically extended until July 22, 2022; provided, further, that the right to terminate this Agreement pursuant to this Section 9.1(b) shall not be available to any Party hereto whose material breach of any provision of this Agreement is the principal cause of, or directly resulted in, the failure to satisfy a condition to the obligations of the terminating Party to consummate the Merger set forth in set forth in Article VIII or of the Closing to occur by such time;

(c)            by Parent or the Company, upon written notice to the other Party, if a Governmental Authority of competent jurisdiction has issued an Order or any other action permanently enjoining or otherwise prohibiting the consummation of the transactions contemplated by this Agreement, and such Order or other action has become final and non-appealable; provided, however, the party seeking to terminate this Agreement pursuant to this Section 9.1(c) shall have complied with its obligations under Section 7.7 and Section 7.8 to prevent, oppose or remove such Order or other action;

(d)            by the Company, upon written notice to Parent, if: (i) Parent, Borrower or either of the Merger Subs has breached or failed to perform any of its covenants or other agreements contained in this Agreement such that the closing condition set forth in Section 8.1(b) would not be satisfied; or (ii) there exists a breach of any representation or warranty of Parent, Borrower or the Merger Subs contained in this Agreement such that the closing condition set forth in Section 8.1(a) would not be satisfied, and, in the case of clauses (i) and (ii) of this Section 9.1(d), such breach or failure to perform is not cured within thirty (30) days after receipt of written notice thereof from the Company or is incapable of being cured by Parent, Borrower or the Merger Subs by the Termination Date; provided, however, the right to terminate this Agreement pursuant to this Section 9.1(d) shall not be available to the Company if the Company is then in material breach of any provision of this Agreement;

(e)            by Parent, upon written notice to the Company, if: (i) the Company has breached or failed to perform any of its covenants or other agreements contained in this Agreement such that the closing condition set forth in Section 8.2(b) would not be satisfied; or (ii) there exists a breach of any representation or warranty of the Company contained in this Agreement such that the closing condition set forth in Section 8.2(a) would not be satisfied, and, in the case of clauses (i) and (ii) of this Section 9.1(e), such breach or failure to perform is not cured within thirty (30) days after receipt of written notice thereof from Parent or is incapable of being cured by the Company by the Termination Date; provided, however, the right to terminate this Agreement pursuant to this Section 9.1(e) shall not be available to Parent if Parent is then in material breach of any provision of this Agreement;

(f)            by Parent, upon written notice to the Company, if the Company Stockholder Approval has not been obtained and delivered within forty-eight (48) hours following the execution of this Agreement; provided, however, if the Company delivers the Company Stockholder Approval after such deadline and, as of the time of such delivery of the Company Stockholder Approval, Parent has not terminated this Agreement, then Parent will no longer be permitted to terminate this Agreement solely pursuant to this Section 9.1(f);

(g)            by the Company or Parent if the Parent Stockholder Approval is not obtained at the Parent Special Meeting (subject to any adjournment or recess of the meeting); or

(h)            by Parent, if there has been a Material Adverse Effect on the Company or by the Company, if there has been a Material Adverse Effect on Parent, Borrower, Merger Sub I or Merger Sub II.

9.2           Effect of Termination. In the event of termination of this Agreement pursuant to Section 9.1, this Agreement will become void and have no effect upon delivery of written notice of the terminating Party to the relevant Party, without any liability or obligation on the part of Parent, the Company, the Merger Subs or the Securityholder Representative or any of their respective Representatives other than the provisions of the Confidentiality Agreement, Section 7.3(b), Section 7.4, Section 7.14(e), this Section 9.2 and Article XII, which will survive any termination of this Agreement; provided, however, nothing herein will relieve any Party from any liability for any Fraud or willful breach of this Agreement occurring prior to such termination; and provided, further, in the event of termination of this Agreement other than a termination pursuant to Section 9.1(a), Section 9.1(b) (if at the time of such termination Parent had the right to terminate pursuant to Section 9.1(e)), Section 9.1(e), Section 9.1(f), or by Parent pursuant to Section 9.1(h), then, within three (3) Business Days of such termination, Parent or Borrower shall pay the Company six million dollars ($6,000,000) by wire transfer of immediately available funds to an account designated in writing by the Company.

Article X
REMEDIES AND RELEASE

10.1         Survival. If the Mergers are consummated, the representations and warranties of the Company contained in this Agreement, as qualified by the Company Disclosure Letter, and the certificate of the Company delivered pursuant to Section 4.3(a)(i), shall survive the Effective Time and remain in full force and effect until 11:59 p.m. Eastern Time on the date that is eighteen (18) months after the Effective Time; provided, however: (a) the Fundamental Representations will remain operative and in full force and effect until the expiration of the statute of limitations applicable to the subject matter of such representation (or, if there is no statute of limitations applicable to the subject matter of such representation, until the third (3rd) anniversary of the Closing Date); (b) no right to indemnification, compensation or reimbursement pursuant to this Article X in respect of any claim based upon any failure of a representation or warranty to be true and correct that is set forth in a Notice of Claim that is timely and properly delivered in accordance with Section 10.4 prior to the applicable expiration date of such representation or warranty shall be affected by the expiration of such representation or warranty; and (c) such expiration shall not affect the rights of any Indemnified Party, under this Article X or otherwise, to seek recovery of Damages arising out of any Fraud until the expiration of the statute of limitations applicable to such Fraud. Except with respect to Section 6.12, the representations and warranties of Parent, Borrower and the Merger Subs contained in this Agreement and the certificates to be delivered pursuant to Section 8.1 shall not survive the Effective Time. All covenants of the Parties (including the covenants set forth in Article VII) shall remain operative and in full force and effect in accordance with their terms until fully performed; provided, however, no right to indemnification, compensation or reimbursement pursuant to this Article X in respect of any claim based upon any breach of a covenant set forth in a Notice of Claim delivered in accordance with Section 10.4 prior to the applicable expiration date of such covenant shall be affected by the expiration of such covenant. It is the express intent of the Parties hereto that (i) the foregoing respective survival periods and termination dates supersede any applicable statutes of limitations that would otherwise apply to such representations and warranties and the right to make indemnification claims in respect thereof under this Agreement.

10.2         Company Agreement to Indemnify. From and after the consummation of the Mergers, the Company Equity Holders (each, an “Indemnifying Party” and collectively, the “Indemnifying Parties”) shall severally (based on their respective Applicable Percentage), and not jointly, indemnify and hold harmless each of Parent, the Surviving Company and their respective Affiliates, officers and directors (each hereinafter referred to individually as an “Indemnified Party” and collectively as the “Indemnified Parties”) from and against, and shall compensate and reimburse each of them for, any and all losses, reductions in value (where determined to be an appropriate measure of damages), costs, damages, lost profits (where determined to be an appropriate measure of damages), liabilities, interest and expenses (including reasonable and documented out-of-pocket attorneys’ fees, other professionals’ and experts’ fees and court costs incurred in connection with investigating, defending against or settling in accordance with this Article X any of the foregoing) (hereinafter collectively referred to as “Damages”) incurred by an Indemnified Party, directly or indirectly, to the extent arising out of or resulting from:

(a)            any failure of any representation or warranty made by the Company in this Agreement, as qualified by the Company Disclosure Letter, to be true and correct as of the date of this Agreement or as of the Closing Date (as though such representation or warranty were made as of the Closing Date rather than the date of this Agreement, except in the case of any individual representation and warranty which by its terms speaks only as of a specific date or dates, in which case as though made as of such specific date or dates) and any failure of any certification to be made by the Company pursuant to Section 4.3(a)(i) to be true and correct as of the date such certificate shall be delivered to Parent (this Section 10.2(a), and any Third-Party Claim to the extent arising out of or resulting from this Section 10.2(a), the “Company Representation Indemnities”);

(b)            any breach of, or default in connection with, any of the covenants of or agreements made by the Company in this Agreement, in each case that is to be performed by the Company prior to or at Closing;

(c)            any claim asserted by any D&O Indemnified Individuals that are not otherwise fully covered by the D&O Tail Policy;

(d)            the exercise by any Company Equity Holder of appraisal rights under Section 262 of the DGCL, including any payment made with respect to any such Person’s Dissenting Shares to the extent that such payment exceeds the value of the amount that otherwise would have been payable pursuant to Section 3.3 in respect of such Dissenting Shares if such Person had not exercised appraisal rights in respect thereof;

(e)            any Fraud on the part of the Company in connection with the representations, warranties and covenants contained in this Agreement; and

(f)            any matter disclosed in or events described on Section 10.2(f) of the Company Disclosure Letter (this Section 10.2(f), and any Third-Party Claim to the extent arising out of or resulting from this Section 10.2(f), the “Special Indemnities”);

10.3         Limitations.

(a)            Subject to the provisions of this Article X, in the case of a claim with respect to any of the Company Representation Indemnities or the Special Indemnities, the Indemnifying Parties shall be severally (for such Indemnifying Party’s pro rata portion based on his, her or its Applicable Percentage) and not jointly liable for any Damages resulting therefrom up to an aggregate amount, (i) in the case of Company Representation Indemnities, equal to the Indemnification General Amount and, (ii) in the case of the Special Indemnities listed as Items 1 and 2 on Section 10.2(f) of the Company Disclosure Letter, equal to the Indemnification Special Amount. Recovery from the Indemnification Escrow Account and recourse to the R&W Insurance Policy shall be the sole and exclusive remedies under this Agreement for claims in respect of such matters for indemnification, compensation or reimbursement against the Indemnifying Parties.

(b)            In the case of (i) any failure of the Fundamental Representations to be true and correct as set forth in Section 10.2(a) and (ii) any failure of any claim for indemnification, compensation or reimbursement made pursuant to Section 10.2(b)-(e) or Section 10.2(f) with respect to Item 3 on Section 10.2(f) of the Company Disclosure Letter, each Indemnifying Party shall be severally and not jointly liable for such Indemnifying Party’s pro rata portion of any Damages resulting therefrom up to an amount equal to (i) the aggregate amount of cash paid to such Indemnifying Party pursuant to Article III, inclusive of contributions to the Indemnification Escrow Account, plus (ii) the aggregate number of shares of Parent Common Stock (if any) received by such Indemnifying Party pursuant to Article III, inclusive of contributions to the Indemnification Escrow Account.

(c)            Notwithstanding anything herein to the contrary, there shall be no maximum liability for any Indemnifying Party who committed Fraud in connection with this Agreement or the transactions contemplated by this Agreement.

(d)            Notwithstanding anything to the contrary contained herein, except for any claims of Fraud that are asserted against the Person who committed such Fraud (“Individual Fraud”), the Indemnified Party shall be required to first seek recourse to the Indemnification Escrow Account and the R&W Insurance Policy for all indemnifiable Damages prior to seeking further indemnification recourse directly against the Indemnifying Parties.

(e)            No Indemnified Party shall be entitled to double recovery for any adjustments to the Merger Consideration provided for hereunder or for any indemnifiable Damages even though such Damages may have resulted from the breach of more than one of the representations, warranties, agreements and covenants in this Agreement.

(f)            Notwithstanding anything to the contrary contained in this Agreement, under no circumstances will any party be liable to the other for any punitive, speculative or remote damages or any damages that are not the reasonably foreseeable consequence of any breach or inaccuracy contained in this Agreement, the Company Disclosure Letter, or any certificate, document or agreement contemplated by or required to be delivered pursuant to this Agreement.

(g)            The rights to indemnification, compensation or reimbursement set forth in this Agreement based on the representations, warranties, covenants, agreements and obligations set forth herein shall not be affected by any investigation conducted by Parent, or any knowledge acquired (or capable of being acquired) at any time (whether before or after the date hereof or the Closing Date), with respect to the accuracy or inaccuracy of or compliance with, any such representation, warranty, covenant, agreement or obligation.

(h)            The parties acknowledge the applicability of the common law duty to mitigate Damages. In respect of any indemnifiable Damages covered by insurance, each Indemnified Party shall use commercially reasonable efforts to seek recovery under such insurance.

(i)            Notwithstanding anything to the contrary in this Agreement, the Company Equity Holders shall have no indemnification obligations under Section 10.2(a) for (i) any Taxes of the Company resulting from transactions (other than any transactions contemplated by this Agreement) occurring on the Closing Date after the Closing that are outside the ordinary course of business of the Company, (ii) any Taxes of the Company for taxable periods beginning after the Closing Date (other than Taxes attributable to any failure of any representation or warranty contained in Sections 5.6(c), 5.6(f), 5.6(j), 5.6(m), or 5.6(n) to be true and correct, of which failure Parent is not aware as of the Closing), (iii) the inability of Parent, the Surviving Company or any of their Affiliates to utilize any Tax assets or Tax attributes of the Company in taxable periods beginning after the Closing Date, or (iv) any Taxes taken into account in determining the Tax Liability Amount or Net Working Capital.

10.4         Notice of Claim.

(a)            As used herein, the term “Claim” means a claim for indemnification, compensation or reimbursement of an Indemnified Party for Damages under this Article X.

(b)            Parent, on behalf of itself or an Indemnified Party, shall give written notice of a Claim that complies with the requirements of Section 10.6 and is executed by Parent (a “Notice of Claim”) to the Securityholder Representative promptly after (with respect to Third-Party Claims, in no event later than ten (10) days after, and, with respect to all other Claims, in no event later than thirty (30) days after) such Indemnified Party becomes aware of the existence of any potential claim for indemnification, compensation or reimbursement under this Article X, arising from or relating to:

(i)            any matter specified in Section 10.2; or

(ii)            the assertion, whether orally or in writing, against any Indemnified Party of an Action brought by a third party against such Indemnified Party that is based on, arises out of, or relates to subject matter that, if determined adversely to such Indemnified Party (regardless of the eventual outcome of such Action), could result in a Claim (in each such case, a “Third-Party Claim”).

(c)            No delay on the part of an Indemnified Party in giving the Securityholder Representative a Notice of Claim (or any update or amendment thereto after conducting discovery regarding the underlying facts and circumstances set forth therein) shall relieve the Securityholder Representative or any Indemnifying Party from any of their respective obligations under this Article X unless (and then only to the extent that) the Securityholder Representative or the Indemnifying Parties are materially prejudiced thereby in terms of the amount of Damages for which the Indemnifying Parties are obligated to indemnify the Indemnified Party.

10.5         Defense of Third-Party Claims.

(a)            Subject to the limitations set forth in Section 10.3, Parent or its Subsidiaries shall control the investigation, defense or settlement of any Third-Party Claim; provided, however, the reasonable and documented costs and expenses incurred or paid by the Indemnified Party in connection with such investigation, defense or settlement (including reasonable and documented out-of-pocket attorneys’ fees, other professionals’ and experts’ fees, costs of investigation and court or arbitration costs) shall only be included in the Damages for which the Indemnified Party may seek indemnification, compensation or reimbursement pursuant to a Claim made by any Indemnified Party hereunder to the extent it is ultimately determined that such Third-Party Claim arose out of, resulted from or was in connection with a matter for which indemnity is otherwise provided pursuant to Section 10.2.

(b)            Notwithstanding the foregoing, the Securityholder Representative shall have the right to receive copies of all pleadings, notices and communications with respect to the Third-Party Claim to the extent that receipt of such documents by the Securityholder Representative does not affect any attorney-client privilege relating to the Indemnified Party, and the Indemnified Party shall provide the Securityholder Representative the opportunity to consult with and participate in, but, except as set forth in Article XII, not to control, any defense of the Third-Party Claim or settlement negotiations with respect to the Third-Party Claim, with counsel selected by it, all at the sole expense of the Securityholder Representative (on behalf of the Indemnifying Parties).

(c)            Notwithstanding anything to the contrary contained herein, no settlement of any such Third-Party Claim with any third party claimant shall be determinative of the existence or amount of Damages relating to such matter, except with the consent of the Securityholder Representative, which consent shall not be unreasonably withheld, conditioned or delayed and which shall be deemed to have been given unless the Securityholder Representative shall have objected within thirty (30) days after written request for such consent by the Indemnified Party; provided, that, for the sake of clarity, it is understood and agreed that the Securityholder Representative (on behalf of the Indemnifying Parties) will have the right to contest or dispute any such settlement entered into without the consent of the Securityholder Representative on the basis that it was not reasonably entered into.

10.6         Contents of Notice of Claim. Each Notice of Claim by an Indemnified Party given pursuant to Section 10.4 shall contain the following information: (a) that such Indemnified Party has directly or indirectly incurred or paid or, in good faith, believes it shall have to directly or indirectly incur or pay, Damages in an aggregate stated amount arising from such Claim (which amount may be a good faith estimated amount or may be the amount of Damages claimed by a third party in a Third-Party Claim); and (b) a brief description, in reasonable detail (to the extent reasonably available to such Indemnified Party), of the facts, circumstances or events giving rise to the alleged Damages based on such Indemnified Party’s good faith belief thereof, including, to the extent reasonably available to such Indemnified Party: (i) the identity and address of any third-party claimant, (ii) copies of any formal demand or complaint and (iii) the specific nature of the breach to which such item is related; provided, however, the Notice of Claim may be updated and amended from time to time by the Indemnified Party in good faith by delivering an updated or amended Notice of Claim to the Securityholder Representative, so long as the delivery of the original Notice of Claim is made within the applicable claims period and such update or amendment only asserts bases for liability arising out of or resulting from the same facts and circumstances specifically set forth in such original Notice of Claim; provided, further, all Claims for Damages properly set forth in the timely and properly delivered original Notice of Claim or any permitted update or amendment thereto shall remain outstanding until such Claims for Damages have been finally resolved or satisfied, notwithstanding the expiration of such claims period.

10.7         Resolution of Notice of Claim.

(a)            Each Notice of Claim given by an Indemnified Party shall be resolved as follows:

(i)            Uncontested Claims. If, within forty-five (45) days after a Notice of Claim is received by the Securityholder Representative, the Securityholder Representative does not contest such Notice of Claim in writing to Parent, on behalf of itself or other Indemnified Parties as provided in Section 10.7(a)(ii), the Securityholder Representative shall be conclusively deemed to have consented, on behalf of all Indemnifying Parties, to the recovery by the Indemnified Party of the full amount of Damages (subject to the limitations contained in this Article X) specified in the Notice of Claim in accordance with this Article X, including the forfeiture of all or a portion of the Indemnification Escrow Account, and, without further notice, to have stipulated to the entry of a final judgment for damages against the Indemnifying Parties for such amount in any court having jurisdiction over the matter where venue is proper.

(ii)            Contested Claims. If the Securityholder Representative gives Parent, on behalf of itself or other Indemnified Parties written notice contesting all or any portion of a Notice of Claim (a “Contested Claim”) within the forty-five (45)-day period specified in Section 10.7(a)(i), then such Contested Claim shall be resolved by either (A) a written settlement agreement executed by Parent and the Securityholder Representative (a copy of which shall be furnished to the Escrow Agent if the Claim involves recovery against the Indemnification Escrow Account) or (B) in the absence of such a written settlement agreement within forty-five (45) days following receipt by Parent of the written notice from the Securityholder Representative, by binding litigation between Parent and the Securityholder Representative in accordance with the terms and provisions of Section 10.7(b).

(b)            Litigation of Contested Claims. Either Parent or the Securityholder Representative may bring suit in the courts of the State of Delaware and the Federal courts of the United States of America located within the State of Delaware to resolve a Contested Claim. Judgment upon any award rendered by the trial court may be entered in any court having jurisdiction.

(c)            Payment of Claims. If any amount is, in good faith, determined, agreed or deemed agreed to be owed to any Indemnified Person in accordance with this Section 10.7, then (i) within three (3) Business Days following the date such amount is determined, agreed or deemed agreed to be owed, Parent and the Securityholder Representative shall execute and deliver joint written instructions to the Escrow Agent instructing the Escrow Agent to release such amount to the Indemnified Party from the Indemnification Escrow Account (to the extent of the Indemnification Escrow Account), in each case to be released in the same proportion of cash and shares as were contributed to the Indemnification Escrow Account, it being understood that for purposes of this Section 10.7(c), any share of Parent Common Stock that is released to the Indemnified Party in satisfaction of an Indemnifying Party’s obligations hereunder shall be valued at the Collared Stock Price and (ii) if the amount remaining in the Indemnification Escrow Account is insufficient to cover the full amount that is determined, agreed or deemed agreed to be owed to such Indemnified Party, then, subject to the limitations contained in Section 10.3, the Indemnified Party shall send notice to the Securityholder Representative within ten (10) days following the date such amount is determined, agreed or deemed agreed to be owed, and each Indemnifying Party shall thereafter promptly pay cash and/or forfeit shares of Parent Common Stock having a value (based on the Collared Stock Price) equal to such Indemnifying Party’s pro rata portion (based on his, her or its Applicable Percentage) of the amount of such shortfall to such Indemnified Party.

10.8            Release of Remaining Indemnification Escrow Account. Parent and the Securityholder Representative shall instruct the Escrow Agent, subject to Section 10.9, to deliver to the Exchange Agent, no later than eighteen (18) months from the Closing Date (the “Escrow Release Date”), for further distribution to each Indemnifying Party, based on the Applicable Percentages of such Indemnifying Party, such Indemnifying Party’s pro rata share of the remaining funds and shares of Parent Common Stock in the Indemnification Escrow Account (if any), in each case in the same proportion of cash and shares as comprise such Indemnifying Party’s Indemnification Escrow Contribution Amount, in excess of any amounts in the Indemnification Escrow Account that, as determined in good faith, are reasonably necessary (such amount, the “Held Back Amount”) to satisfy all unresolved, unsatisfied or disputed Claims for Damages specified in any Notice of Claim delivered to the Securityholder Representative before the Escrow Release Date. If any Claim is unresolved, unsatisfied or disputed as of the Escrow Release Date, then the Escrow Agent shall retain possession and custody of that portion of the Indemnification Escrow Account that equals the Held Back Amount to continue to serve as security for Damages then being claimed by the Indemnified Parties in all such unresolved, unsatisfied or disputed Claims, and as soon as all such Claims have been resolved, Parent and the Securityholder Representative shall instruct the Escrow Agent, subject to Section 10.9, to deliver to the Exchange Agent, for further distribution to each Indemnifying Party, based on the Applicable Percentage of such Indemnifying Party, such Party’s pro rata share of the Held Back Amount, in each case in the same proportion of cash and shares as comprise such Indemnifying Party’s Indemnification Escrow Contribution Amount.

10.9            Payment Conditions. With respect to any amount to be released from the Indemnification Escrow Account or the Adjustment Escrow Account pursuant to Sections 10.8 or 10.13(c), any amounts to be paid to the Company Equity Holders pursuant to Section 3.5:

(a)            if any Indemnifying Party who held shares of Common Stock has not executed and delivered a properly completed Letter of Transmittal and surrendered such Person’s Certificate(s) or affidavits of loss relating thereto, if applicable, in each case, in accordance with Section 3.4 (the “Payment Conditions”) prior to the date on which any amount is to be distributed from the Indemnification Escrow Account or the Adjustment Escrow Account or to be paid to such Indemnifying Party, then any amount that would otherwise be released or paid to such Indemnifying Party shall be held by the Exchange Agent, without interest, until such Indemnifying Party satisfies all applicable Payment Conditions; and

(b)            unless the Securityholder Representative provides updated payment delivery instructions, each distribution to be made from the Indemnification Escrow Account or the Adjustment Escrow Account, and each payment to be made by Parent pursuant to Section 4.2, to a particular Indemnifying Party shall be effected in accordance with the payment delivery instructions set forth in such Person’s Letter of Transmittal.

10.10          Tax Consequences of Indemnification Payments. All payments (if any) made to an Indemnified Party pursuant to any indemnification, compensation or reimbursement obligations under this Article X will be treated as adjustments to the purchase price for Tax purposes and such agreed treatment will govern for purposes of this Agreement, unless otherwise required by Law.

10.11          No Right of Contribution. Except for the rights of the D&O Indemnified Individuals pursuant to Section 7.6, no Indemnifying Party or the Securityholder Representative acting on their behalf shall make any claim for indemnification, compensation, reimbursement or contribution from Parent, the Company, the Surviving Company or any Affiliate, assign or successor of any of the foregoing with respect to any indemnification, compensation or reimbursement claims arising under or in connection with this Agreement to the extent that the Company, the Surviving Company or any Indemnified Party is determined to be entitled to indemnification, compensation or reimbursement hereunder for such claim, it being acknowledged and agreed that the representations, warranties, covenants and agreements of the Company are solely for the benefit of the Indemnified Parties.

10.12          Exclusive Remedy. Following the Closing, except for (i) claims for Individual Fraud against the Person that committed such Fraud, or (ii) the right to specific performance or injunctive relief as contemplated by Section 12.16, the rights to indemnification, compensation or reimbursement provided by Section 10.2 shall be the sole and exclusive remedy for any Damages of any Indemnified Party with respect to any breach of this Agreement by the Company or with respect to any of the matters set forth in Section 10.2. For the avoidance of doubt, the Parties acknowledge that the Securityholder Representative acts hereunder and otherwise in connection with the transactions contemplated hereby solely in its capacity as the Securityholder Representative on behalf of the Company Equity Holders, not in its individual capacity, and therefore the Securityholder Representative shall have no obligation to pay indemnity or otherwise.

Article XI
TAX MATTERS

11.1            Transfer Taxes. Parent shall timely pay all transfer, documentary, sales, use, stamp, registration, value added and similar non-income Taxes imposed with respect to the transactions contemplated by this Agreement (collectively, “Transfer Taxes”); provided, however, fifty percent (50%) of all Transfer Taxes shall be included as Transaction Expenses. All necessary Tax Returns and other documentation with respect to Transfer Taxes will be prepared and filed by Parent unless a Common Stockholder is required to file such Tax Returns under applicable Law. Parent, the Company and the Securityholder Representative shall reasonably cooperate in the preparation of such Tax Returns and to minimize or eliminate any Transfer Taxes.

11.2            Termination of Tax-Sharing Agreements. All Tax sharing agreements or arrangements with respect to or involving the Company (other than commercial agreements entered into in the ordinary course of business and the principal purpose of which is unrelated to Tax) shall be terminated prior to the Closing and, after the Closing, the Company shall not be bound thereby or have any liability thereunder.

11.3            Treatment of Certain Payments. The Parties agree to treat any payments made pursuant to Section 3.5 as an adjustment to the purchase price for income Tax purposes, except to the extent otherwise required by applicable Law.

11.4            Tax Returns. For as long as amounts remain in the Adjustment Escrow Account, in the case of any income Tax Returns of the Company for taxable periods ending on or prior to the Closing Date that have not been filed on or prior to the Closing Date (“Parent Prepared Tax Returns”), such Parent Prepared Tax Returns shall be prepared in a manner consistent with prior tax accounting practices and methods of the Company (except as otherwise required by Law). Parent shall provide to the Securityholder Representative, for the Securityholder Representative’s review and approval, copies of all such Parent Prepared Tax Returns (including all relevant work papers) at least 30 days prior to their due date and (or if such Parent Prepared Tax Return is due in fewer than 30 days after the Closing Date, then as soon after the Closing Date as is reasonably practicable). Parent and the Securityholder Representative will attempt in good faith to resolve any disagreements regarding any such Parent Prepared Tax Return prior to the due date thereof. If the Securityholder Representative and Parent are unable to resolve any such disagreement prior to their due date, such disagreement will be resolved by an independent certified public accounting firm mutually acceptable to Securityholder Representative and Parent. The fees and expenses of such accounting firm will be borne equally by the Company Equity Holders, on the one hand, and Parent, on the other hand. If any such dispute with respect to such Parent Prepared Tax Return is not resolved prior to the due date thereof, such Parent Prepared Tax Return will be filed in the manner which Parent deems correct and promptly amended following resolution of such dispute in accordance with the results of such resolution.

11.5            Post-Closing Actions. Except as otherwise required by Law, without the prior written consent of the Securityholder Representative (such consent not to be unreasonably withheld, conditioned or delayed), for as long as amounts remain in the Adjustment Escrow Account, Parent shall not take (and following the Closing, Parent shall prevent the Company, the Surviving Company and any of its Affiliates from taking) the following actions: (i) amend or cause the amendment of any income Tax Return of the Company for any taxable period ending on or prior to the Closing Date; or (ii) make any income Tax election of the Company with retroactive effect on any taxable period ending on or prior to the Closing Date.

11.6            Cooperation and Tax Contests. Parent and the Securityholder Representative shall cooperate, as and to the extent reasonably requested by the other party, in connection with (i) the filing of any Tax Returns of or with respect to the Company and (ii) any Action or other Proceeding with respect to Taxes of the Company (a “Tax Contest”). Such cooperation shall include retaining and providing records and information that are reasonably relevant to any such Tax Return or Tax Contest and making employees available on a mutually convenient basis to provide additional information and explanation of any materials provided hereunder. Notwithstanding Section 10.4 and Section 10.5, (i) in the event that Parent or any of its Affiliates (including the Surviving Company or any Subsidiary after the Closing) receives written notice of any Tax Contest that would reasonably be expected to result in a demand for indemnification in respect of Taxes pursuant to this Agreement, Parent shall promptly notify the Securityholder Representative of such Tax Contest (an “Indemnifiable Tax Contest”), provided that no delay on the part of Parent in giving the Securityholder Representative such notice shall relieve the Securityholder Representative or any Indemnifying Party from any of their respective obligations under this Agreement unless (and then only to the extent that) the Securityholder Representative or the Indemnifying Parties are materially prejudiced thereby in terms of the amount of Damages for which the Indemnifying Parties are obligated to indemnify the Indemnified Party, (ii) the Securityholder Representative shall have the right to consult with Parent, participate in and attend with its own counsel any meetings and proceedings, regarding any Indemnifiable Tax Contest (provided that Parent shall control such Indemnifiable Tax Contest and any related proceedings and meetings) and (iii) Parent shall not settle or compromise an Indemnifiable Tax Contest without the consent of the Securityholder Representative, which shall not be unreasonably withheld, conditioned or delayed. Notwithstanding anything to the contrary in this Agreement, the Securityholder Representative shall have no obligation to prepare or file any Tax Returns of the Company.

11.7            Tax Treatment of the Mergers. Provided that the aggregate Fair Market Value of the Parent Common Stock payable to the Common Stockholders and Preferred Stockholders pursuant to Section 3.1 (including from the Adjustment Escrow Amount, the Indemnification Escrow Amount and the Representative Holdback Amount and taking into account any releases thereof to Parent) is at least forty percent (40%) of the sum of the aggregate Fair Market Value of the Parent Common Stock and the cash payable to the Common Stockholders and Preferred Stockholders pursuant to Section 3.1 (including from the Adjustment Escrow Amount, the Indemnification Escrow Amount and the Representative Holdback Amount and taking into account any releases thereof to Parent), then (a) the Parties shall adopt this Agreement as a plan of reorganization within the meaning of Section 1.368-2(g) of the Treasury Regulations and Section 354(a)(1) of the Code and (b)  Parent, Borrower, the Company and the Surviving Company shall report the Mergers, taken together, for income tax purposes as a “reorganization” within the meaning of Section 368(a) of the Code, including the filing of the statement required by Treasury Regulations Section 1.368-3, unless otherwise required by Law or a Tax Authority pursuant to a “determination” within the meaning of Section 1313(a) of the Code. For purposes of the immediately preceding sentence, “Fair Market Value” means the average of the high and low trading prices of the Parent Common Stock on the Closing Date. Neither Parent nor the Company shall take any action prior to the Closing, and Parent shall not take any action or fail to take any reasonable action (and shall prevent the Surviving Company from taking any action or failing to take any reasonable action) following the Closing, that would reasonably be expected to cause the Mergers, taken together, to fail to qualify as a “reorganization” within the meaning of Section 368(a) of the Code. For the avoidance of doubt, any and all changes in the trading price of the Parent Common Stock shall be disregarded in determining whether any Party has complied with its obligations pursuant to this Section 11.7.

Article XII
MISCELLANEOUS AND GENERAL

12.1            Securityholder Representative.

(a)            By the approval and adoption of this Agreement in the Company Stockholder Approval pursuant to Delaware law and without any further action of any of the Company Equity Holders or the Company, the Company Equity Holders are hereby deemed to irrevocably appoint, and by participating in the Merger and receiving the benefits thereof, each Company Equity Holder is hereby deemed to and hereby does irrevocably appoint Fortis Advisors LLC, a Delaware limited liability company, as the Securityholder Representative to act as the true and lawful attorney-in-fact, exclusive agent and representative of the Company Equity Holders for all purposes under this Agreement or under any other agreement contemplated hereby. Without limiting the generality of the foregoing, the Securityholder Representative has full power and authority, on behalf of each Company Equity Holder and his, her or its successors and assigns, to (i) interpret the terms and provisions of this Agreement and the documents to be executed and delivered by the Company Equity Holders in connection herewith, including the Escrow Agreement, (ii) execute and deliver and receive deliveries of all agreements, certificates, statements, notices, approvals, extensions, waivers, undertakings, amendments and other documents required or permitted to be given in connection with the consummation of the transactions contemplated by this Agreement, including the Escrow Agreement, (iii) receive service of process in connection with any claims under this Agreement, the Escrow Agreement, (iv) agree to, negotiate and enter into settlements and compromises of, and assume the defense of, claims, and demand arbitration and comply with Orders of courts and awards of arbitrators with respect to such claims, and take all actions necessary or appropriate in the judgement of the Securityholder Representative for the accomplishment of the foregoing, (v) give and receive notices and communications, (vi) take all actions necessary or appropriate in the judgment of the Securityholder Representative on behalf of the Company Equity Holders in connection with this Agreement, (vii) make any determinations and settle any matters in connection with the adjustments in Section 3.5, (viii) authorize delivery to Parent of the Deficiency Amount or any portion thereof pursuant to Section 3.5, (ix) distribute the Representative Holdback Amount, (x) pay any expenses of the Company Equity Holders or the Securityholder Representative from the Representative Holdback Amount, (xi) deduct, hold back or redirect any funds which may be payable to any Company Equity Holder pursuant to the terms of this Agreement, the Escrow Agreement, or any agreements or documents executed and delivered in connection herewith in order to pay, or establish a reserve for, any amount that may be payable by such Company Equity Holder hereunder, and (xii) do or refrain from doing the foregoing and any further act or deed on behalf of the Company Equity Holders which the Securityholder Representative deems necessary or appropriate in its sole discretion relating to the subject matter of this Agreement and the Escrow Agreement. Notwithstanding the foregoing, the Securityholder Representative shall have no obligation to act on behalf of the Company Equity Holders, except as expressly provided herein, in the Escrow Agreement and in the Securityholder Representative Engagement Agreement, and for purposes of clarity, there are no obligations of the Securityholder Representative in any ancillary agreement, schedule, exhibit or the Company Disclosure Letter.

(b)            The Securityholder Representative requires that the Representative Holdback Amount be withheld and wire transferred at Closing by Borrower to the Securityholder Representative, on behalf of the Company Equity Holders, to satisfy potential future obligations of the Company Equity Holders, as further described herein. The Representative Holdback Amount shall be retained by the Securityholder Representative in a non-interest bearing account for such time as the Securityholder Representative shall determine in its sole discretion. The Representative Holdback Amount shall be used (i) for the purposes of paying directly or reimbursing the Securityholder Representative for any Securityholder Representative Expenses incurred pursuant to this Agreement, the Escrow Agreement or any Securityholder Representative Engagement Agreement, or (ii) as otherwise determined by the Advisory Group. The Securityholder Representative is not providing any investment supervision, recommendations or advice and shall have no responsibility or liability for any loss of principal of the Representative Holdback Amount other than as a result of its gross negligence or willful misconduct. The Securityholder Representative is not acting as a withholding agent or in any similar capacity in connection with the Representative Holdback Amount and has no tax reporting or income distribution obligations, in connection therewith. The Company Equity Holders will not receive any interest on the Representative Holdback Amount and assign to the Securityholder Representative any such interest. Subject to Advisory Group approval, the Securityholder Representative may contribute funds to the Representative Holdback Amount from any consideration otherwise distributable to the Company Equity Holders. As soon as reasonably determined by the Securityholder Representative that the Representative Holdback Amount is no longer required to be withheld, the Securityholder Representative shall distribute any remaining amounts from the Representative Holdback Amount to the Exchange Agent for further distribution to the Company Equity Holders.

(c)            In the event that the Securityholder Representative becomes unable to perform its responsibilities hereunder or resigns from such position, the Company Equity Holders (or, if applicable, their respective heirs, legal representatives, successors and assigns) who held a majority of the voting power represented by the capital stock of the Company issued and outstanding immediately prior to the Effective Time shall select another representative to fill such vacancy, and such substituted representative shall be deemed to be the Securityholder Representative for all purposes of this Agreement.

(d)            Parent and the Surviving Company shall be able to rely conclusively on any instructions given and actions taken by the Securityholder Representative as the instruction and decision of each Company Equity Holder in all matters referred to herein, and no Party or Company Equity Holder shall have any cause of action against Parent or the Surviving Company for any action taken by Parent or the Surviving Company in reliance upon the written instructions or decisions of the Securityholder Representative. The Securityholder Representative shall be entitled to: (i) rely upon the Allocation Schedule, (ii) rely upon any signature believed by it to be genuine, and (iii) reasonably assume that a signatory has proper authorization to sign on behalf of the applicable Company Equity Holder or other party.

(e)            Certain Company Equity Holders have entered into an engagement agreement (the “Securityholder Representative Engagement Agreement”) with the Securityholder Representative to provide direction to the Securityholder Representative in connection with its services under this Agreement, the Escrow Agreement and the Securityholder Representative Engagement Agreement (such Company Equity Holders, including their individual representatives, collectively hereinafter referred to as the “Advisory Group”). Neither the Securityholder Representative nor its members, managers, directors, officers, contractors, agents and employees, nor any member of the Advisory Group (collectively, the “Securityholder Representative Group”) will be liable for any act done or omitted in connection with the acceptance or administration of the Securityholder Representative’s responsibilities under this Agreement, under the Escrow Agreement or under the Securityholder Representative Engagement Agreement while acting in good faith, except and only to the extent such action or omission constitutes gross negligence or intentional misconduct. Parent agrees that it will not look to the personal assets of the Securityholder Representative, acting in such capacity, for the satisfaction of any obligations to be performed by the Company (pre-Closing) or the Company Equity Holders or otherwise. In performing any of its duties under this Agreement or any agreements or documents executed and delivered in connection herewith, the Securityholder Representative will not be liable to the Company Equity Holders for any losses that any Person may incur as a result of any act, or failure to act, by the Securityholder Representative under this Agreement or any agreements or documents executed and delivered in connection herewith. All actions taken by the Securityholder Representative under this Agreement, the Escrow Agreement or the Securityholder Representative Engagement Agreement shall be binding upon each Company Equity Holder and such Company Equity Holder’s successors as if expressly confirmed and ratified in writing by such Company Equity Holder, and all defenses which may be available to any Company Equity Holder to contest, negate or disaffirm the action of the Securityholder Representative taken in good faith under this Agreement, the Escrow Agreement or the Securityholder Representative Engagement Agreement are waived. The Company Equity Holders shall indemnify, defend and hold harmless the Securityholder Representative Group from and against any and all losses, claims, damages, liabilities, fees, costs, expenses (including reasonable, documented out of pocket fees, disbursements and costs of counsel and other skilled professionals and in connection with seeking recovery from insurers), judgments, fines or amounts paid in settlement (collectively, the “Securityholder Representative Expenses”) incurred without gross negligence or willful misconduct on the part of the Securityholder Representative and arising out of or in connection with the acceptance or administration of its duties hereunder, under the Escrow Agreement or under the Securityholder Representative Engagement Agreement. The Company Equity Holders acknowledge that the Securityholder Representative shall not be required to expend or risk its own funds or otherwise incur any financial liability in the exercise or performance of any of its powers, rights, duties or privileges or pursuant to this Agreement, the Escrow Agreement, the Securityholder Representative Engagement Agreement or the transactions contemplated hereby or thereby. Furthermore, the Securityholder Representative shall not be required to take any action unless the Securityholder Representative has been provided with funds, security or indemnities which, in its determination, are sufficient to protect the Securityholder Representative against the costs, expenses and liabilities which may be incurred by the Securityholder Representative in performing such actions. The limitation of liability, immunities and rights to indemnification provisions of this Section 12.1 will survive the Closing, the termination of this Agreement and the resignation or removal of the Securityholder Representative or any member of the Advisory Group.

(f)            All Securityholder Representative Expenses shall be paid by the Company Equity Holders on a pro rata basis. The Securityholder Representative shall first make payment of or recover, as applicable, such Securityholder Representative Expenses from the Representative Holdback Amount, second, from any distribution made to the Company Equity Holders from the Adjustment Escrow Amount, the Indemnity Escrow Amount or other amounts that may be distributable to the Company Equity Holders, and third, directly from the Company Equity.

(g)            The provisions of this Section 12.1 are independent and severable, are irrevocable (subject to the Securityholder Representative’s right to resign) and coupled with an interest, shall survive the death, incompetence, bankruptcy or liquidation of any Company Equity Holder and shall be binding on any successor thereto, shall survive the delivery of an assignment by any Company Equity Holder of the whole or any fraction of his, her or its interest in any amounts held pursuant to the Escrow Agreement, and shall be enforceable notwithstanding any rights or remedies that any Company Equity Holder may have in connection with the transactions contemplated by this Agreement.

12.2            Expenses. Except as otherwise set forth in this Agreement, each Party shall be solely responsible for and shall bear all of its own costs and expenses (including all legal, accounting, broker, finder or investment banker fees) incurred in connection with this Agreement and the transactions contemplated hereby, regardless of whether the transactions contemplated by this Agreement are consummated; provided, that if the Closing occurs, Parent shall pay or cause to be paid the Transaction Expenses.

12.3            Successors and Assigns. This Agreement is binding upon and inures to the benefit of the Parties and their respective successors and permitted assigns but is not assignable by any Party without the prior written consent of the other Parties.

12.4            Third Party Beneficiaries. Except as set forth in Section 7.6, each Party intends that this Agreement does not benefit or create any right or cause of action in or on behalf of any Person other than the Parties.

12.5            Further Assurances. The Parties shall execute such further instruments and take such further actions as may reasonably be necessary to carry out the intent of this Agreement and the transactions contemplated hereby. Each Party shall cooperate affirmatively with the other Parties, to the extent reasonably requested by such other parties, to enforce rights and obligations herein provided.

12.6            Notices. Any notice or other communication provided for herein or given hereunder to a Party must be in writing and: (a) sent by electronic mail; (b) delivered in person; (c) mailed by first class registered or certified mail, postage prepaid; or (d) sent by Federal Express or other overnight courier of national reputation, in each case, addressed as follows:

If to the Surviving Company, Parent, Borrower, Merger Sub I or Merger Sub II:

Skillsoft Corp.

300 Innovative Way, Suite 201

Nashua, NH 03062

Attention: Sarah Hilty

Email: sarah.hilty@skillsoft.com

with a copy (which shall not constitute notice) to:

Weil, Gotshal & Manges LLP

767 Fifth Avenue

New York, New York 10153

Attention: Jackie Cohen

Email: jackie.cohen@weil.com

If to the Company (only prior to the Closing):

Ryzac, Inc.

575 Broadway, 5th Floor

New York, New York 10012

Attention: Zachary Sims

Email: zach@codecademy.com

with a copy (which shall not constitute notice) to:

Orrick, Herrington & Sutcliffe LLP

1000 Marsh Road

Menlo Park, California 94025

Attention: Mark W. Seneca, Leah Recht

Email: mseneca@orrick.com, lrecht@orrick.com

If to the Securityholder Representative:

Fortis Advisors LLC

Attention: Notices Department (Project Salus)

Facsimile No.: (858) 408-1843

Email: notices@fortisrep.com

or to such other address with respect to a Party as such Party notifies the other Parties in writing as above provided. Each such notice or communication will be effective: (i) if given by electronic mail, then when confirmation of successful transmission is received; or (ii) if given by any other means specified in the first sentence of this Section 12.6, then upon delivery or refusal of delivery at the address specified in this Section 12.6.

12.7            Captions. The captions contained in this Agreement are for convenience of reference only and do not form a part of this Agreement.

12.8            Amendment; Waiver. This Agreement may be amended or modified only by an instrument in writing duly executed by the Parties; provided, however, after the Company Stockholder Approval has been obtained, there shall not be any amendment that by Law requires further approval by the stockholders of the Company without such further approval of such stockholders. At any time, the Company or Parent may: (a) extend the time for the performance of any of the obligations or other acts of the Parties; (b) waive any inaccuracies in the representations and warranties of the other party contained herein or in any document delivered pursuant hereto; or (c) subject to the proviso of the first sentence of this Section 12.8, waive compliance with any of the other Party’s covenants, agreements or conditions contained herein, to the extent permitted by applicable Law. Any agreement to any such extension or waiver will be valid only if set forth in a writing signed by such Party on the part of such Party. No waiver of any provision hereunder or any breach or default thereof shall extend to or affect in any way any other provision or prior or subsequent breach or default. The failure of any party to this Agreement to assert any of its rights under this Agreement shall not constitute a waiver of such rights.

12.9            Governing Law. THIS AGREEMENT IS TO BE GOVERNED BY, AND CONSTRUED AND ENFORCED IN ACCORDANCE WITH, THE LAWS OF THE STATE OF DELAWARE, WITHOUT REGARD TO ITS RULES OF CONFLICT OF LAWS.

12.10          Consent to Jurisdiction and Service of Process. THE PARTIES HERETO SUBMIT TO THE EXCLUSIVE JURISDICTION OF THE COURTS OF THE DELAWARE COURT OF CHANCERY AND ANY STATE APPELLATE COURT THEREFROM WITHIN THE STATE OF DELAWARE (OR, IF THE DELAWARE COURT OF CHANCERY DECLINES TO ACCEPT JURISDICTION OVER A PARTICULAR MATTER, THEN ANY STATE OR FEDERAL COURT WITHIN THE STATE OF DELAWARE) IN RESPECT OF THE INTERPRETATION AND ENFORCEMENT OF THE PROVISIONS OF THIS AGREEMENT AND WAIVE, AND WILL NOT ASSERT, ANY DEFENSE IN ANY ACTION FOR THE INTERPRETATION OR ENFORCEMENT OF THIS AGREEMENT, THAT THEY ARE NOT SUBJECT TO THE COURTS’ JURISDICTION OR THAT THE ACTION MAY NOT BE BROUGHT OR IS NOT MAINTAINABLE IN SUCH COURTS OR THAT THIS AGREEMENT MAY NOT BE ENFORCED IN OR BY SUCH COURTS OR THAT THEIR RESPECTIVE PROPERTY IS EXEMPT OR IMMUNE FROM EXECUTION, THAT THE ACTION IS BROUGHT IN AN INCONVENIENT FORUM OR THAT THE VENUE OF THE ACTION IS IMPROPER. SERVICE OF PROCESS WITH RESPECT THERETO MAY BE MADE UPON THE PARTIES HERETO BY MAILING A COPY THEREOF BY REGISTERED OR CERTIFIED MAIL, POSTAGE PREPAID, TO THAT PARTY AT THE APPLICABLE ADDRESS PROVIDED IN SECTION 12.6.

12.11          Waiver of Jury Trial. EACH OF THE PARTIES HERETO HEREBY IRREVOCABLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY IN ANY ACTION ARISING OUT OF OR RELATED TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY.

12.12          Severability. Any term or provision of this Agreement that is invalid or unenforceable in any jurisdiction will, as to that jurisdiction, be ineffective to the extent of such invalidity or unenforceability without rendering invalid or unenforceable the remaining terms and provisions of this Agreement or affecting the validity or enforceability of any of the terms or provisions of this Agreement in any other jurisdiction. If any provision of this Agreement is so broad as to be unenforceable, the provision will be interpreted to be only so broad as is enforceable.

12.13          Construction. The Parties have participated jointly in the negotiation and drafting of this Agreement. If an ambiguity or question of intent or interpretation arises, then this Agreement will be construed as drafted jointly by the Parties and no presumption or burden of proof will arise favoring or disfavoring any Party by virtue of the authorship of any of the provisions of this Agreement. Unless otherwise indicated to the contrary herein by the context or use thereof: (a) any reference to any federal, state, local or foreign statute or law will be deemed also to refer to all rules and regulations promulgated thereunder; (b) all references to the preamble, recitals, Sections, Articles, Exhibits or Schedules are to the preamble, recitals, Sections, Articles, Exhibits, Company Disclosure Letter or Parent Disclosure Letter of or to this Agreement; (c) the words “herein,” “hereto,” “hereof” and words of similar import refer to this Agreement as a whole and not to any particular section or paragraph hereof; (d) masculine gender shall also include the feminine and neutral genders and vice versa; (e) words importing the singular shall also include the plural and vice versa; (f) the words “include,” “including” and “or” shall mean without limitation by reason of enumeration; (g) all references to “$” or dollar amounts are to lawful currency of the United States of America; and (h) the word “extent” in the phrase “to the extent” shall mean the degree to which a subject or other thing extends, and such phrase shall not mean simply “if.” References to any information or document being “made available” or “provided” (and words of similar import) to Parent shall mean such information or document has been posted to the online data room hosted on behalf of the Company by Box at www.box.com as of one (1) Business Day prior to the date of this Agreement.

12.14          Counterparts; Electronic Transmission. This Agreement may be executed in separate counterparts, each of which will be deemed an original, but all of which together will constitute one and the same instrument. Delivery of an executed signature page to this Agreement by facsimile or other electronic transmission (including in Adobe PDF format) will be effective as delivery of a manually executed counterpart to this Agreement.

12.15          Complete Agreement. This Agreement, the Company Disclosure Letter, the Parent Disclosure Letter and Exhibits attached hereto and the other documents delivered by the Parties in connection herewith, together with the Confidentiality Agreement, contain the complete agreement between the Parties with respect to the transactions contemplated hereby and thereby and supersede all prior agreements and understandings between the Parties with respect thereto.

12.16          Specific Performance. The Parties agree that irreparable damage, for which monetary damages would not be an adequate remedy, would occur in the event any of the provisions of this Agreement were not performed (including failing to take such actions as are required of it hereunder to consummate the transactions contemplated by this Agreement) in accordance with their specific terms or were otherwise breached by the parties. Prior to the termination of this Agreement pursuant to Article IX, it is accordingly agreed that each Party shall be entitled to an injunction, or any other appropriate form of specific performance or equitable relief, to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof in any court of competent jurisdiction, in each case in accordance with this Section 12.16, this being in addition to any other remedy to which they are entitled under the terms of this Agreement at law or in equity. Each Party accordingly agrees not to raise any objections to the availability of the equitable remedy of specific performance to prevent or restrain breaches or threatened breaches of, or to enforce compliance with, the covenants and obligations of such Party under this Agreement all in accordance with this Section 12.16 on the basis that any other Party has an adequate remedy at law or that any award of specific performance is not an appropriate remedy for any reason at law or in equity. Each Party further agrees that neither the other Parties nor any other Person shall be required to obtain, furnish or post any bond or similar instrument in connection with or as a condition to obtaining any remedy referred to in this Section 12.16, and each party irrevocably waives any right it may have to require the obtaining, furnishing or posting of any such bond or similar instrument. If any Party brings an Action to enforce specifically the performance of the terms and provisions of this Agreement by the other Party, the Termination Date shall automatically be extended for so long as the party bringing such Action is actively seeking a court order for an injunction or any other appropriate form of specific performance or equitable relief, to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof.

12.17          Financing Parties. Notwithstanding anything in this Agreement to the contrary, each respective Party hereto on behalf of itself, its Subsidiaries and each of its controlled Affiliates hereby: (a) agrees that any Proceeding, whether in law or in equity, whether in contract or in tort or otherwise, involving the Financing Parties, arising out of or relating to, this Agreement, the Financing or any of the agreements entered into in connection with the Financing or any of the transactions contemplated hereby or thereby or the performance of any services thereunder shall be subject to the exclusive jurisdiction of any federal or state court in the Borough of Manhattan, New York, New York, and any appellate court thereof and each Party irrevocably submits itself and its property with respect to any such Proceeding to the exclusive jurisdiction of such court, (b) agrees that any such Proceeding shall be governed by the laws of the State of New York (without giving effect to any conflicts of law principles that would result in the application of the laws of another state), except as otherwise provided in any agreement relating to the Financing, (c) agrees not to bring or support or permit any of its Affiliates to bring or support any Proceeding of any kind or description, whether in law or in equity, whether in contract or in tort or otherwise, against any Financing Party in any way arising out of or relating to, this Agreement, the Financing, the Commitment Letter or any of the transactions contemplated hereby or thereby or the performance of any services thereunder in any forum other than any federal or state court in the Borough of Manhattan, New York, New York, (d) agrees that service of process upon the Company, its Subsidiaries or its controlled Affiliates in any such Proceeding shall be effective if notice is given in accordance with Section 12.6, (e) irrevocably waives, to the fullest extent that it may effectively do so, the defense of an inconvenient forum to the maintenance of such Proceeding in any such court, (f) KNOWINGLY, INTENTIONALLY AND VOLUNTARILY WAIVES TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW TRIAL BY JURY IN ANY PROCEEDING BROUGHT AGAINST THE FINANCING PARTIES IN ANY WAY ARISING OUT OF OR RELATING TO, THIS AGREEMENT, THE FINANCING, THE COMMITMENT LETTER OR ANY OF THE TRANSACTIONS CONTEMPLATED HEREBY OR THEREBY OR THE PERFORMANCE OF ANY SERVICES THEREUNDER, (g) agrees that none of the Financing Parties will have any liability to the Company or any of its Subsidiaries or any of their respective Affiliates or Representatives (in each case, other than Parent, the Merger Subs or their respective Subsidiaries) relating to or arising out of this Agreement, the Commitment Letter, the Financing or any of the transactions contemplated hereby or thereby or the performance of any services thereunder, whether in law or in equity, whether in contract or in tort or otherwise, (h) hereby waives any and all claims and causes of action against the Financing Parties relating to or arising out of this Agreement, the Commitment Letter, the Financing or any of the transactions contemplated hereby or thereby or the performance of any services thereunder, whether in law or in equity, whether in contract or in tort or otherwise, (i) agrees not to commence (and if commenced agree not to assist) any Proceeding against any Financing Party under this Agreement, the Financing, the Commitment Letter or the transactions contemplated hereby or thereby, (j) agrees that the Financing Parties are express third party beneficiaries of, and may enforce, any of the provisions of this Section 12.17, and (k) agrees that the provisions of this Section 12.17 and the definitions of “Financing Entities” and “Financing Parties” (and any other provisions of this Agreement to the extent a modification thereof would affect the substance of any of the foregoing) shall not be amended or waived in any manner adverse to the Financing Parties without the prior written consent of the Financing Entities. Notwithstanding the foregoing, nothing in this Section 12.17 shall in any way limit or modify the rights and obligations of Parent and the Merger Subs under this Agreement or any Financing Entity’s obligations to Parent and the Merger Subs under the Commitment Letter.

12.18          Waiver of Conflicts Regarding Representations; Non-Assertion of Attorney-Client Privilege.

(a)            Conflicts of Interest. Each of Parent and the Merger Subs acknowledges that Orrick, Herrington & Sutcliffe LLP (“Prior Counsel”) has, on or prior to the Closing Date, represented one or more of the Company or one or more of its Subsidiaries, the Company Equity Holders and the Securityholder Representative, and their respective officers, employees and directors (each such Person, other than the Company and its Subsidiaries, a “Designated Person”), in each case, with respect to this Agreement and the other agreements or transactions contemplated hereby (including any matter that may be related to a litigation, claim or dispute arising under or related to this Agreement or such other agreements or in connection with such transactions) (each, an “Existing Representation”), and that, in the event of any post-Closing matters (x) relating to this Agreement or any other agreements or transactions contemplated hereby (including any matter that may be related to a litigation, claim or dispute arising under or related to this Agreement or such other agreements or in connection with such transactions) and (y) in which Parent, the Merger Subs or any of their Affiliates (including the Company and its Subsidiaries), on the one hand, and one or more Designated Persons, on the other hand, are or may be adverse to each other (each, a “Post-Closing Matters”), Prior Counsel may represent a Designated Person in connection with such matters. Accordingly, each of Parent and the Company (on its own behalf and on behalf of its Subsidiaries) hereby (i) waives and shall not assert, and agrees after the Closing to cause its Affiliates to waive and to not assert, any conflict of interest arising out of or relating to the representation by Prior Counsel of one or more Designated Persons in connection with one or more Post-Closing Matters (the “Post-Closing Representations”), and (ii) agrees that, in the event that a Post-Closing Matter arises, Prior Counsel may represent one or more Designated Persons in such Post-Closing Matter even though the interests of such Person(s) may be directly adverse to Parent or any of its Affiliates (including the Company and its Subsidiaries), and even though Prior Counsel may have represented the Company or its Subsidiaries in a matter substantially related to such dispute. Without limiting the foregoing, each of Parent, the Merger Subs and the Company (each on behalf of itself and its Affiliates) consents to the disclosure by Prior Counsel, in connection with one or more Post-Closing Representations, to the Designated Persons of any information learned by Prior Counsel in the course of one or more Existing Representations, whether or not such information is subject to the attorney-client privilege (or other privilege or protections) of the Company or any of its Subsidiaries or Prior Counsel’s duty of confidentiality as to the Company and its Subsidiaries and whether or not such disclosure is made before or after the Closing.

(b)            Attorney-Client Privilege. Each of Parent, the Merger Subs and the Company waives and shall not assert, and agrees after the Closing to cause its Affiliates to waive and to not assert, any attorney-client privilege, attorney work-product protection or expectation of client confidence with respect to any communication prior to the Closing between Prior Counsel, on the one hand, and any Designated Person or the Company or any of its Subsidiaries (collectively, the “Pre-Closing Designated Persons”), on the other hand, or any advice given to any Pre-Closing Designated Person by Prior Counsel, in each case occurring during the Existing Representations (collectively, “Pre-Closing Privileges”) in connection with any Post-Closing Representation, including in connection with a dispute between any Designated Person and one or more of Parent, the Merger Subs, the Company and their respective Affiliates, it being the intention of the Parties that all rights to such Pre-Closing Privileges, and all rights to waiver or otherwise control such Pre-Closing Privilege, shall be retained by the Company Equity Holders and the Securityholder Representative, and shall not pass to or be claimed or used by Parent or the Company, except as expressly provided in the last sentence of this Section 12.18(b). Furthermore, each of Parent and the Company (each on behalf of itself and its Affiliates) acknowledges and agrees that any advice given to or communication with any of the Designated Persons shall not be subject to any joint privilege (whether or not the Company also received such advice or communication) and shall be owned solely by such Designated Persons. Notwithstanding the foregoing, (i) in the event that a dispute arises between Parent or the Surviving Company, on the one hand, and a third party other than a Designated Person, on the other hand, the Surviving Company may assert the Pre-Closing Privileges on behalf of the Designated Persons to prevent disclosure of any materials subject to the Pre-Closing Privileges (including any books and records and other documents of the Company containing any advice or communication that is subject to any Pre-Closing Privilege) to such third party and (ii) the foregoing provisions of this Section 12.18 shall not extend to any communication or materials not involving the negotiation, documentation and consummation of the transactions contemplated by this Agreement or any claims brought in connection with such transactions or this Agreement.

12.19          No Recourse. Notwithstanding anything that may be expressed or implied in this Agreement (other than, for the avoidance of doubt, the obligations, waivers and acknowledgments of the Company Equity Holders set forth in Article X and Section 12.1), this Agreement may only be enforced against, and any claim or cause of action based upon, arising out of, or related to this Agreement or the transactions contemplated hereby may only be brought against, the entities that are expressly named as Parties hereto, and then only with respect to the specific obligations set forth herein with respect to such Party. Except to the extent a named Party to this Agreement (and then only to the extent of the specific obligations undertaken by such named Party in this Agreement) and subject to the parenthetical in the preceding sentence, (a) no past, present or future director, officer, employee, incorporator, member, partner, stockholder, Affiliate, agent, attorney, advisor or representative or Affiliate of any named party to this Agreement and (b) no past, present or future director, officer, employee, incorporator, member, partner, stockholder, Affiliate, agent, attorney, advisor or representative or Affiliate of any of the foregoing shall have any liability (whether in contract, tort, equity or otherwise) for any one or more of the representations, warranties, covenants, agreements or other obligations or liabilities of any one or more of the Company, Parent, Borrower, Merger Sub I or Merger Sub II under this Agreement of or for any claim based on, arising out of, or related to this Agreement or the transactions contemplated hereby. The provisions of this Section 12.19 are intended to be for the benefit of, and enforceable by the former, current and future direct or indirect equityholders, controlling Persons, stockholders, optionholders, members, general or limited partners, Affiliates, Representatives, and each of their respective successors and assigns, of each Party, and each such Person shall be a third-party beneficiary of this Section 12.19. This Section 12.19 shall be binding on all successors and assigns of the Parties.

12.20          Disclosure Letters and Exhibits. The Company Disclosure Letter and Parent Disclosure Letter shall each be arranged in separate parts corresponding to the numbered and lettered sections and subsections in this Agreement, and the information disclosed in any numbered or lettered part shall be deemed to relate to and to qualify only the particular provision set forth in the corresponding numbered or lettered Section or subsection of this Agreement, except to the extent that: (a) such information is cross-referenced in another part of the Company Disclosure Letter or Parent Disclosure Letter, as applicable; or (b) it is reasonably apparent on the face of the disclosure (without any independent knowledge on the part of the reader regarding the matter disclosed) that such information qualifies another provision in this Agreement. The specification of any dollar amount in the representations and warranties contained in this Agreement or the inclusion of any specific item in the Company Disclosure Letter and Parent Disclosure Letter is not intended to imply that such amounts (or higher or lower amounts) are or are not material, and no Party shall use the fact of the setting of such amounts or the fact of the inclusion of any such item in the Company Disclosure Letter or Parent Disclosure Letter in any dispute or controversy between the Parties as to whether any obligation, item, or matter not described herein or included in Company Disclosure Letter or the Parent Disclosure Letter is or is not material for purposes of this Agreement. The inclusion of any item in the Company Disclosure Letter or Parent Disclosure Letter shall not be deemed to constitute an acknowledgment by the Company or Parent, as applicable, that the matter is required to be disclosed by the terms of this Agreement, nor shall such disclosure be deemed (i) an admission of any breach or violation of any Contract or Law, (ii) an admission of any liability or obligation to any third party, or (iii) to establish a standard of materiality.

[Signature Pages Follow]

IN WITNESS WHEREOF, the Parties have executed this Agreement or caused this Agreement to be executed as of the date first above written.

PARENT:

SKILLSOFT CORP.

By:	/s/ Jeffrey R. Tarr
Name: Jeffrey R. Tarr
Title: Chief Executive Officer

BORROWER:

SKILLSOFT FINANCE II, INC.

By:	/s/ Jeffrey R. Tarr
Name: Jeffrey R. Tarr
Title: President

MERGER SUB I:

SKILLSOFT NEWCO I, INC.

By:	/s/ Jeffrey R. Tarr
Name: Jeffrey R. Tarr
Title: President

MERGER SUB II:

SKILLSOFT NEWCO II, LLC

By:	/s/ Jeffrey R. Tarr
Name: Jeffrey R. Tarr
Title: President

THE COMPANY:

RYZAC, INC.

By:	/s/ Zachary Sims
Name: Zachary Sims
Title: Chief Executive Officer, President

[Signature Page to Agreement and Plan of Merger]

SECURITYHOLDER REPRESENTATIVE:

FORTIS ADVISORS LLC, solely in its capacity as Securityholder Representative

By:	/s/ Richard Fink
Name: Richard Fink
Title: Managing Director

[Signature Page to Agreement and Plan of Merger]